UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM SE

SEC Mail Processing Section
SEP 27 2019
Washington DC
415

## FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Republic of Panama
Exact name of registrant as specified in charter

0000076027
Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2018
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-07558
SEC file number, if available

S-____________________________________________
(Series identifier(s) and names(s), if applicable; add more lines as needed)

C-____________________________________________
(Class (contract) identifier(s) and names(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2018
Report period (if applicable)

____________________________________________
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

____ Rule 201 (Temporary Hardship Exemption)

____ Rule 202 (Continuing Hardship Exemption)

__X__ Rule 311 (Permitted Paper Exhibit)

## SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Panama City, Republic of Panama on September 27, 2019.

REPUBLIC OF PANAMA

By: /s/ Enelda Medrano de Gonzalez
Name: Enelda Medrano de Gonzalez
Title: Vice Minister of Economy
of the Republic of Panama

# EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to the Republic of Panama's Annual Report on Form 18-K for the year ended December 31, 2018 pursuant to Rule 306c of Regulation S-T under the Securities Act of 1933, as amended.

## Exhibit Index

Exhibit

C. Copy of the 2019 Annual Budget of the Republic of Panama (in Spanish).

**EXHIBIT C**

LEY 67

De 13 de diciembre de 2018

Que dicta el Presupuesto General del Estado para la vigencia fiscal de 2019

## LA ASAMBLEA NACIONAL

### DECRETA:

### TÍTULO I

### RESUMEN DEL PRESUPUESTO GENERAL DEL ESTADO

### CAPÍTULO I

### RESUMEN DE INGRESOS Y GASTOS DEL PRESUPUESTO GENERAL DEL ESTADO

ARTÍCULO 1. Se aprueba el Presupuesto General del Estado para la vigencia fiscal de 2019, cuyo resumen por grupos de sectores institucionales e ingresos y gastos se expresan a continuación en Balboas:

| GRUPOS INSTITUCIONALES | INGRESOS | | | GASTOS | | |
|---|---|---|---|---|---|---|
| | CORRIENTES | DE CAPITAL | TOTAL | CORRIENTES | DE CAPITAL | TOTAL |
| A. SECTOR PÚBLICO NO FINANCIERO | 15,309,171,665 | 4,035,857,331 | 19,345,028,996 | 12,536,733,957 | 6,808,295,039 | 19,345,028,996 |
| 0 GOBIERNO CENTRAL | 9,964,366,850 | 4,055,706,775 | 14,020,073,625 | 8,233,490,184 | 5,786,583,441 | 14,020,073,625 |
| 1 INSTITUCIONES DESCENTRALIZADAS | 5,817,135,478 | 616,398,907 | 6,433,534,385 | 5,184,934,183 | 1,248,600,202 | 6,433,534,385 |
| 2 EMPRESAS PÚBLICAS | 1,105,243,176 | 982,198,665 | 2,087,441,841 | 958,709,985 | 1,128,731,856 | 2,087,441,841 |
| 3. INTERMEDIARIOS FINANCIEROS | 128,984,000 | 50,950,000 | 179,934,000 | 83,553,444 | 96,380,556 | 179,934,000 |
| TRANSFERENCIAS INTERINSTITUCIONALES | 1,923,953,839 | 1,452,001,016 | 3,375,954,855 | 1,923,953,839 | 1,452,001,016 | 3,375,954,855 |
| B. SECTOR PÚBLICO FINANCIERO | 1,442,299,364 | 2,053,965,912 | 3,496,265,276 | 539,342,825 | 2,956,922,451 | 3,496,265,276 |
| 1. INSTITUCIONES DESCENTRALIZADAS | 799,518,376 | 494,252,000 | 1,293,770,376 | 0 | 1,293,770,376 | 1,293,770,376 |
| 3. INTERMEDIARIOS FINANCIEROS | 642,780,988 | 1,559,713,912 | 2,202,494,900 | 539,342,825 | 1,663,152,075 | 2,202,494,900 |
| C. OTRAS ENTIDADES SECTOR PÚBLICO | 473,554,215 | 354,422,338 | 827,976,553 | 391,512,858 | 436,463,695 | 827,976,553 |
| TOTAL | 17,007,629,244 | 6,661,641,581 | 23,669,270,825 | 13,467,589,640 | 10,201,681,185 | 23,669,270,825 |

**ARTÍCULO 2.** Se aprueban los gastos corrientes del Presupuesto General del Estado para la vigencia fiscal de 2019, cuya composición se expresa a continuación en Balboas:

| GRUPOS INSTITUCIONALES | GASTOS CORRIENTES | | | | | |
|---|---|---|---|---|---|---|
| | OPERACIÓN | TRANSFERENCIAS CORRIENTES | SUBSIDIOS | APORTE AL FISCO | INTERESES DE LA DEUDA | TOTAL |
| A. SECTOR PÚBLICO NO FINANCIERO | 7,826,119,334 | 3,258,067,034 | 1,566,562,289 | 357,391,550 | 1,452,547,589 | 14,460,687,796 |
| 0. GOBIERNO CENTRAL | 4,210,857,044 | 1,115,540,851 | 1,460,592,289 | 0 | 1,446,500,000 | 8,233,490,184 |
| 1 INSTITUCIONES DESCENTRALIZADAS | 2,889,095,716 | 2,112,781,467 | 102,870,000 | 80,177,000 | 10,000 | 5,184,934,183 |
| 2. EMPRESAS PÚBLICAS | 649,138,360 | 23,548,166 | 3,100,000 | 277,214,550 | 5,708,909 | 958,709,985 |
| 3 INTERMEDIARIOS FINANCIEROS | 77,028,214 | 6,196,550 | 0 | 0 | 328,680 | 83,553,444 |
| B. SECTOR PÚBLICO FINANCIERO | 396,451,755 | 142,891,070 | 0 | 0 | 0 | 539,342,825 |
| 3. INTERMEDIARIOS FINANCIEROS | 396,451,755 | 142,891,070 | 0 | 0 | 0 | 539,342,825 |
| C. OTRAS ENTIDADES DEL SECTOR PÚBLICO | 143,158,605 | 121,220,253 | 0 | 0 | 127,134,000 | 391,512,858 |
| 2. EMPRESAS PÚBLICAS | 143,158,605 | 121,220,253 | 0 | 0 | 127,134,000 | 391,512,858 |
| TOTAL | 8,365,729,694 | 3,522,178,357 | 1,566,562,289 | 357,391,550 | 1,579,681,589 | 15,391,543,479 |

**ARTÍCULO 3.** Se aprueban los gastos de capital del Presupuesto General del Estado para la vigencia fiscal de 2019, cuya composición se expresa a continuación en Balboas:

| GRUPOS INSTITUCIONALES | GASTOS DE CAPITAL | | | | |
|---|---|---|---|---|---|
| | INVERSIONES | OTROS GASTOS DE CAPITAL | TRANSFERENCIAS DE CAPITAL | AMORTIZACION DE LA DEUDA | TOTAL |
| A. SECTOR PÚBLICO NO FINANCIERO | 5,643,987,392 | 36,077,939 | 1,452,001,016 | 1,128,229,708 | 8,260,296,055 |
| 0 GOBIERNO CENTRAL | 3,227,649,141 | 633,284 | 1,447,001,016 | 1,111,300,000 | 5,786,583,441 |
| 1 INSTITUCIONES DESCENTRALIZADAS | 1,243,668,852 | 4,931,350 | 0 | 0 | 1,248,600,202 |
| 2. EMPRESAS PUBLICAS | 1,078,167,203 | 30,513,305 | 5,000,000 | 15,051,348 | 1,128,731,856 |
| 3 INTERMEDIARIOS FINANCIEROS | 94,502,196 | 0 | 0 | 1,878,360 | 96,380,556 |
| B. SECTOR PÚBLICO FINANCIERO | 2,955,649,976 | 1,272,475 | 0 | 0 | 2,956,922,451 |
| 1 INSTITUCIONES DESCENTRALIZADAS | 1,293,770,376 | 0 | 0 | 0 | 1,293,770,376 |
| 3 INTERMEDIARIOS FINANCIEROS | 1,661,879,600 | 1,272,475 | 0 | 0 | 1,663,152,075 |
| C. OTRAS ENTIDADES DEL SECTOR PÚBLICO | 396,713,061 | 4,572,292 | 0 | 35,178,342 | 436,463,695 |

| GRUPOS INSTITUCIONALES | GASTOS DE CAPITAL | | | | |
|---|---|---|---|---|---|
| | INVERSIONES | OTROS GASTOS DE CAPITAL | TRANSFERENCIAS DE CAPITAL | AMORTIZACION DE LA DEUDA | TOTAL |
| 2. EMPRESAS PUBLICAS | 396,713,061 | 4,572,292 | 0 | 35,178,342 | 436,463,695 |
| TOTAL | 8,996,350,429 | 41,922,706 | 1,452,001,016 | 1,163,408,050 | 11,653,682,201 |

## CAPÍTULO II
## POLÍTICA SECTORIAL DEL GASTO PÚBLICO Y ASIGNACIÓN DE RECURSOS

**ARTÍCULO 4.** La administración de los gastos corrientes y gastos de capital se ejecutará de acuerdo con la siguiente política sectorial y asignación de recursos en Balboas:

| SECTORES | ASIGNACIÓN DE RECURSOS | PORCENTAJE (%) |
|---|---|---|
| DESARROLLO DE LOS SERVICIOS SOCIALES | 10,365,005,066 | 43.79 |
| DESARROLLO AMBIENTAL Y TECNOLÓGICO | 244,321,000 | 1.03 |
| DESARROLLO DE LA INFRAESTRUCTURA | 2,873,848,311 | 12.14 |
| DESARROLLO Y FOMENTO DE LA PRODUCCION | 794,527,168 | 3.36 |
| SERVICIOS FINANCIEROS | 2,993,178,476 | 12.65 |
| SERVICIOS GENERALES | 3,663,571,422 | 15.48 |
| NO CLASIFICABLES | 2,734,819,382 | 11.55 |
| TOTAL | 23,669,270,825 | 100.00 |

## CAPÍTULO III
## PRESUPUESTO DEL SECTOR PÚBLICO NO FINANCIERO

**ARTÍCULO 5.** Se aprueba el Presupuesto del Sector Público No Financiero (SPNF) para la vigencia fiscal de 2019, cuyo resumen de ingresos y gastos se expresan a continuación en Balboas:

| DETALLE | TOTAL |
|---|---|
| INGRESOS TOTALES | 15,253,057,875 |
|   INGRESOS CORRIENTES | 15,073,558,541 |
|   RECURSOS DEL PATRIMONIO | 152,518,080 |
|   DONACIONES | 26,981,254 |
| | |
| GASTOS CORRIENTES | 12,550,408,236 |
|   SERVICIOS PERSONALES | 5,499,176,969 |
|   SERVICIOS NO PERSONALES | 1,136,377,200 |
|   MATERIALES Y SUMINISTROS | 992,940,021 |
|   MAQUINARIA Y EQUIPO | 942,234 |
|   INVERSIÓN FINANCIERA | 35,135,705 |
|   TRANSFERENCIAS CORRIENTES | 3,255,192,104 |
|   TRANSFERENCIAS OTRO | 730,000 |
|   ASIGNACIONES GLOBALES | 130,706,079 |
|   SEGURO EDUCATIVO | 46,660,335 |
|   INTERESES DE LA DEUDA | 1,452,547,589 |
|     INTERNA | 265,147,589 |
|     EXTERNA | 1,187,400,000 |
| SUPERÁVIT/DÉFICIT CORRIENTE | 2,523,150,305 |

3



| DETALLE | TOTAL |
|---|---:|
| INVERSIÓN | 5,588,681,160 |
|   CORRIENTE | 5,588,681,160 |
| AJUSTES | 1,483,711,521 |
| BALANCE AJUSTADO | -1,402,320,000 |
| FINANCIAMIENTO | 1,402,320,000 |
|   INTERNO NETO | -385,793,976 |
|     CRÉDITO INTERNO | 291,940,500 |
|     RECUPERACIÓN DE COLOCACIONES | 118,602,100 |
|     SALDO EN CAJA | 27,900,000 |
|     USO RESERVA | 276,856,000 |
|     INVERSIÓN FINANCIERA | -466,462,868 |
|     AMORTIZACIÓN | -634,629,708 |
|   EXTERNO NETO | 3,271,825,497 |
|     CRÉDITO EXTERNO | 3,765,425,497 |
|     AMORTIZACIÓN | -493,600,000 |
| AJUSTES | -1,483,711,521 |

4



# SECTOR PÚBLICO NO FINANCIERO

## TÍTULO II
## PRESUPUESTO DEL GOBIERNO CENTRAL

### CAPÍTULO I
### RESUMEN DE INGRESOS Y GASTOS

**ARTÍCULO 6.** Se aprueba el Presupuesto del Gobierno Central para la vigencia fiscal de 2019, cuyo resumen de ingresos y de gastos se expresan a continuación en Balboas:

| INGRESOS | | GASTOS | |
|---|---|---|---|
| TOTAL | 14,020,073,625 | TOTAL | 14,020,073,625 |
| 1 INGRESOS CORRIENTES | 9,964,366,850 | 1 GASTOS CORRIENTES | 8,233,490,184 |
| 1.1 INGRESOS TRIBUTARIOS | 6,594,652,135 | 1.1 GASTOS DE OPERACION | 4,210,857,044 |
| 1.1.1 IMPUESTOS DIRECTOS | 3,443,391,380 | 1.2 TRANSFERENCIAS CORRIENTES Y SUBSIDIO | 2,576,133,140 |
| 1.1.2 IMPUESTOS INDIRECTOS | 3,151,260,755 | 1.2.1 TRANSFERENCIAS CORRIENTES | 1,115,540,851 |
| 1.2 INGRESOS NO TRIBUTARIOS | 3,169,261,220 | 1.2.1.1 TRANSFERENCIAS PROPIAS | 1,115,540,851 |
| 1.2.1 RENTA DE ACTIVOS | 9,167,417 | 1.2.1.2 TRANSFERENCIAS C S S | 66,860 |
| 1.2.2 PART EN UTILIDADES EMPRESAS | 1,529,731,544 | 1.2.2 SUBSIDIOS | 1,460,592,289 |
| 1.2.4 TASAS Y DERECHOS | 1,241,632,262 | 1.3 INTERESES DE LA DEUDA PÚBLICA | 1,446,500,000 |
| 1.2.5 CONTRIBUCIÓN DE MEJORAS | 4,023,234 | | |
| 1.2.6 INGRESOS VARIOS | 27,315,213 | | |
| 1.2.7 APORTE AL FISCO | 357,391,550 | | |
| 1.3 OTROS INGRESOS CORRIENTES | 35,000,000 | | |
| 1.3.2 INTERESES Y COMISIONES GANADOS | 35,000,000 | | |
| 1.5 INGRESOS CORRIENTES INCORPORADOS | 165,453,495 | | |
| 2 INGRESOS DE CAPITAL | 4,055,706,775 | 2 GASTOS DE CAPITAL | 5,786,583,441 |
| 2.1 RECURSOS DEL PATRIMONIO | 68,373,240 | 2 (Maquinaria y Equipo e Inversión Fin.) | 3,227,649,141 |
| 2.1.1 VENTA DE ACTIVOS | 68,373,240 | 2.2 OTROS GASTOS DE CAPITAL | 633,284 |
| 2.2 RECURSOS DEL CRÉDITO | 3,960,852,281 | 2.3 TRANSFERENCIAS DE CAPITAL | 1,447,001,016 |
| 2.2.1 CRÉDITO INTERNO | 291,940,500 | 2.4 AMORTIZACIÓN DE LA DEUDA PUBLICA | 1,111,300,000 |
| 2.2.2 CRÉDITO EXTERNO | 3,668,911,781 | | |
| 2.3 OTROS INGRESOS DE CAPITAL | 26,481,254 | | |
| 2.3.2 TRANSFERENCIA DE CAPITAL | 26,481,254 | | |

5

**ARTÍCULO 7.** Se aprueban los gastos corrientes del Presupuesto del Gobierno Central para la vigencia fiscal de 2019, cuya composición se expresa a continuación en Balboas:

| | GASTOS CORRIENTES | | | | |
|---|---|---|---|---|---|
| INSTITUCIONES | OPERACIÓN | TRANSFERENCIAS CORRIENTES | SUBSIDIOS | INTERESES DE LA DEUDA | TOTAL |
| TOTAL | 4,210,857,044 | 1,115,540,851 | 1,460,592,289 | 1,446,500,000 | 8,233,490,184 |
| ASAMBLEA NACIONAL | 101,927,600 | 2,222,200 | 0 | 0 | 104,149,800 |
| CONTRALORÍA GENERAL DE LA REPUBLICA | 99,478,442 | 4,819,800 | 0 | 0 | 104,298,242 |
| MINISTERIO DE LA PRESIDENCIA | 151,707,036 | 90,638,803 | 17,677,126 | 0 | 260,022,965 |
| MINISTERIO DE RELACIONES EXTERIORES | 58,455,928 | 5,415,940 | 0 | 0 | 63,871,868 |
| MINISTERIO DE EDUCACIÓN | 1,364,076,086 | 30,160,276 | 521,958,453 | 0 | 1,916,194,815 |
| MINISTERIO DE COMERCIO E INDUSTRIAS | 29,216,600 | 6,632,100 | 25,262,166 | 0 | 61,110,866 |
| MINISTERIO DE OBRAS PÚBLICAS | 36,070,900 | 145,000 | 12,200,000 | 0 | 48,415,900 |
| MINISTERIO DE DESARROLLO AGROPECUARIO | 62,885,400 | 1,378,500 | 35,119,143 | 0 | 99,383,043 |
| MINISTERIO DE SALUD | 758,768,800 | 405,928,100 | 593,029,200 | 0 | 1,757,726,100 |
| MINISTERIO DE TRABAJO Y DESARROLLO LABORAL | 31,412,221 | 8,687,728 | 0 | 0 | 40,099,949 |
| MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL | 20,341,396 | 294,445 | 14,823,800 | 0 | 35,459,641 |
| MINISTERIO DE ECONOMÍA Y FINANZAS | 137,840,227 | 454,892,921 | 61,003,748 | 0 | 653,736,896 |
| MINISTERIO DE GOBIERNO | 103,845,844 | 12,045,495 | 159,783,544 | 0 | 275,674,883 |
| MINISTERIO DE SEGURIDAD PÚBLICA | 693,810,888 | 66,605,516 | 0 | 0 | 760,416,404 |
| MINISTERIO DE DESARROLLO SOCIAL | 29,026,186 | 1,097,516 | 19,735,109 | 0 | 49,858,811 |
| TRIBUNAL ADMINISTRATIVO TRIBUTARIO | 3,113,581 | 51,000 | 0 | 0 | 3,164,581 |
| MINISTERIO DE AMBIENTE | 32,027,900 | 1,588,500 | 0 | 0 | 33,616,400 |
| ORGANO JUDICIAL | 162,177,781 | 751,940 | 0 | 0 | 162,929,721 |
| PROCURADURÍA GENERAL DE LA NACIÓN | 156,495,785 | 1,625,281 | 0 | 0 | 158,121,066 |
| PROCURADURÍA DE LA ADMINISTRACIÓN | 6,343,995 | 145,000 | 0 | 0 | 6,488,995 |
| TRIBUNAL ELECTORAL | 114,026,460 | 20,104,347 | 0 | 0 | 134,130,807 |
| FISCALÍA GENERAL ELECTORAL | 6,978,398 | 81,000 | 0 | 0 | 7,059,398 |
| TRIBUNAL ADMINISTRATIVO DE LA FUNCION PUBLICA | 2,070,000 | 0 | 0 | 0 | 2,070,000 |
| OTROS GASTOS DE LA ADMINISTRACIÓN | 36,582,758 | 93,321 | 0 | 0 | 36,676,079 |

6

| | GASTOS CORRIENTES | | | | |
|---|---|---|---|---|---|
| INSTITUCIONES | OPERACIÓN | TRANSFERENCIAS CORRIENTES | SUBSIDIOS | INTERESES DE LA DEUDA | TOTAL |
| TRIBUNAL DE CUENTAS | 3,645,424 | 71,572 | 0 | 0 | 3,716,996 |
| FISCALÍA GENERAL DE CUENTAS | 3,178,058 | 39,200 | 0 | 0 | 3,217,258 |
| DEFENSORÍA DEL PUEBLO | 5,353,350 | 25,350 | 0 | 0 | 5,378,700 |
| SERVICIO DE LA DEUDA PÚBLICA | 0 | 0 | 0 | 1,446,500,000 | 1,446,500,000 |

**ARTÍCULO 8.** Se aprueban los gastos de capital del Presupuesto del Gobierno Central para la vigencia fiscal de 2019, cuya composición se expresa a continuación en Balboas:

| | GASTOS DE CAPITAL | | | | |
|---|---|---|---|---|---|
| INSTITUCIONES | INVERSIONES | OTROS GASTOS DE CAPITAL | TRANSFERENCIAS DE CAPITAL | AMORTIZACIÓN DE LA DEUDA | TOTAL |
| TOTAL | 3,227,649,141 | 633,284 | 1,447,001,016 | 1,111,300,000 | 5,786,583,441 |
| ASAMBLEA NACIONAL | 19,126,000 | 0 | 0 | 0 | 19,126,000 |
| CONTRALORÌA GENERAL DE LA REPUBLICA | 3,983,326 | 0 | 0 | 0 | 3,983,326 |
| MINISTERIO DE LA PRESIDENCIA | 485,675,827 | 0 | 52,659,758 | 0 | 538,335,585 |
| MINISTERIO DE RELACIONES EXTERIORES | 2,166,000 | 0 | 0 | 0 | 2,166,000 |
| MINISTERIO DE EDUCACIÓN | 229,037,889 | 0 | 320,058,356 | 0 | 549,096,245 |
| MINISTERIO DE COMERCIO E INDUSTRIAS | 2,180,450 | 0 | 107,693,898 | 0 | 109,874,348 |
| MINISTERIO DE OBRAS PÚBLICAS | 1,066,104,400 | 0 | 587,800,000 | 0 | 1,653,904,400 |
| MINISTERIO DE DESARROLLO AGROPECUARIO | 95,638,023 | 0 | 54,876,530 | 0 | 150,514,553 |
| MINISTERIO DE SALUD | 376,833,500 | 0 | 196,853,100 | 0 | 573,686,600 |
| MINISTERIO DE TRABAJO Y DESARROLLO LABORAL | 5,268,634 | 0 | 0 | 0 | 5,268,634 |
| MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL | 333,919,086 | 0 | 99,200 | 0 | 334,018,286 |
| MINISTERIO DE ECONOMÍA Y FINANZAS | 190,015,516 | 0 | 118,940,606 | 0 | 308,956,122 |
| MINISTERIO DE GOBIERNO | 31,302,231 | 0 | 4,317,475 | 0 | 35,619,706 |
| MINISTERIO DE SEGURIDAD PUBLICA | 44,613,967 | 0 | 0 | 0 | 44,613,967 |
| MINISTERIO DE DESARROLLO SOCIAL | 255,606,118 | 0 | 3,702,093 | 0 | 259,308,211 |



| INSTITUCIONES | GASTOS DE CAPITAL | | | | |
|---|---|---|---|---|---|
| | INVERSIONES | OTROS GASTOS DE CAPITAL | TRANSFERENCIAS DE CAPITAL | AMORTIZACIÓN DE LA DEUDA | TOTAL |
| TRIBUNAL ADMINISTRATIVO TRIBUTARIO | 0 | 54,163 | 0 | 0 | 54,163 |
| MINISTERIO DE AMBIENTE | 35,987,600 | 0 | 0 | 0 | 35,987,600 |
| ÓRGANO JUDICIAL | 20,749,450 | 0 | 0 | 0 | 20,749,450 |
| PROCURADURÍA GENERAL DE LA NACIÓN | 18,455,352 | 0 | 0 | 0 | 18,455,352 |
| PROCURADURÍA DE LA ADMINISTRACIÓN | 293,000 | 0 | 0 | 0 | 293,000 |
| TRIBUNAL ELECTORAL | 9,880,695 | 0 | 0 | 0 | 9,880,695 |
| FISCALÍA GENERAL ELECTORAL | 135,494 | 0 | 0 | 0 | 135,494 |
| TRIBUNAL ADMINISTRATIVO DE LA FUNCIÓN PÚBLICA | 0 | 230,000 | 0 | 0 | 230,000 |
| OTROS GASTOS DE LA ADMINISTRACIÓN | 0 | 349,121 | 0 | 0 | 349,121 |
| TRIBUNAL DE CUENTAS | 165,200 | 0 | 0 | 0 | 165,200 |
| FISCALÍA GENERAL DE CUENTAS | 104,800 | 0 | 0 | 0 | 104,800 |
| DEFENSORÍA DEL PUEBLO | 406,583 | 0 | 0 | 0 | 406,583 |
| SERVICIO DE LA DEUDA PÚBLICA | 0 | 0 | 0 | 1,111,300,000 | 1,111,300,000 |

## CAPÍTULO II
## PRESUPUESTO DE INGRESOS

**ARTÍCULO 9.** Se aprueba el presupuesto de ingresos del Gobierno Central para la vigencia fiscal de 2019, por un monto de B/. 14,020,073,625 de acuerdo con el siguiente detalle:

| CÓDIGO | DETALLE | ASIGNADO |
|---|---|---|
| 0.55.0.0.0.0.00 | INGRESOS DE GOBIERNO CENTRAL | 14,020,073,625 |
| 0.55.1.0.0.0.00 | INGRESOS CORRIENTES | 9,964,366,850 |
| 0.55.1.1.0.0.00 | INGRESOS TRIBUTARIOS | 6,594,652,135 |
| 0.55.1.1.1.0.00 | IMPUESTOS DIRECTOS | 3,443,391,380 |
| 0.55.1.1.1.1.00 | SOBRE LA RENTA | 2,948,857,779 |
| 0.55.1.1.1.1.01 | PERSONA NATURAL | 60,746,936 |
| 0.55.1.1.1.1.02 | PERSONA JURÍDICA | 1,234,449,786 |
| 0.55.1.1.1.1.03 | PLANILLA | 928,076,534 |
| 0.55.1.1.1.1.04 | DIVIDENDOS | 173,971,339 |
| 0.55.1.1.1.1.05 | COMPLEMENTARIO | 149,461,843 |
| 0.55.1.1.1.1.06 | AUTORIDAD DEL CANAL | 93,945,107 |
| 0.55.1.1.1.1.07 | ZONA LIBRE DE COLÓN | 44,964,947 |
| 0.55.1.1.1.1.09 | TRANSFERENCIAS DE BIENES INMUEBLES | 53,052,299 |
| 0.55.1.1.1.1.10 | GANANCIA POR ENAJENACIÓN - VALORES | 73,188,031 |

8

| | | |
|---|---|---|
| 0.55.1.1.1.1.11 | GANANCIA POR ENAJENACIÓN - BIENES INMUEBLES | 137,000,957 |
| 0.55.1.1.1.2.00 | SOBRE LA PROPIEDAD Y PATRIMONIO | 353,790,701 |
| 0.55.1.1.1.2.01 | INMUEBLES | 181,730,000 |
| 0.55.1.1.1.2.02 | LICENCIAS COMERCIALES | 172,060,701 |
| 0.55.1.1.1.4.00 | SEGURO EDUCATIVO | 140,742,900 |
| 0.55.1.1.1.4.99 | SEGURO EDUCATIVO | 140,742,900 |
| 0.55.1.1.2.0.00 | IMPUESTOS INDIRECTOS | 3,151,260,755 |
| 0.55.1.1.2.1.00 | TRANS. DE BIENES MUEBLES Y SERV. (ITBMS) | 1,730,832,568 |
| 0.55.1.1.2.1.01 | ITBMS IMPORTACIÓN | 648,678,990 |
| 0.55.1.1.2.1.02 | ITBMS DECLARACIÓN-VENTAS | 1,082,153,578 |
| 0.55.1.1.2.2.00 | IMPORTACIÓN | 536,201,452 |
| 0.55.1.1.2.2.01 | TABACO Y SUS MANUFACTURAS | 66,475 |
| 0.55.1.1.2.2.02 | LICORES EN GENERAL Y TIMBRES | 3,190,843 |
| 0.55.1.1.2.2.03 | INSTRUM. CIENTÍF. DE MEDICIÓN Y CONTROL | 2,659,035 |
| 0.55.1.1.2.2.04 | COMESTIBLES O. ANIM. Y VEG. | 13,826,989 |
| 0.55.1.1.2.2.05 | GRASAS Y ACEITES ANIMALES Y VEGETALES | 398,854 |
| 0.55.1.1.2.2.06 | MAQUINARIA INDUSTRIAL Y AGRÍCOLA | 11,699,759 |
| 0.55.1.1.2.2.07 | MAQUINARIA DE ESCRIBIR Y CALCULADORAS | 3,190,843 |
| 0.55.1.1.2.2.08 | RADIOS, FONÓGRAFOS Y ACCESORIOS | 7,445,300 |
| 0.55.1.1.2.2.09 | REFRIGERADORAS Y ACCESORIOS | 3,190,843 |
| 0.55.1.1.2.2.10 | AUTOS ACCESORIOS Y LLANTAS | 29,238,628 |
| 0.55.1.1.2.2.11 | ACEITE Y GRASAS Y MINERALES | 132,951 |
| 0.55.1.1.2.2.12 | ARTÍCULOS DE CAUCHO | 4,254,457 |
| 0.55.1.1.2.2.13 | MUEBLES DE MADERA Y METAL | 2,659,035 |
| 0.55.1.1.2.2.14 | PRODUCTOS QUÍMICOS | 12,497,469 |
| 0.55.1.1.2.2.15 | METALES EN GENERAL | 5,849,879 |
| 0.55.1.1.2.2.16 | MADERAS EN GENERAL | 1,994,276 |
| 0.55.1.1.2.2.17 | JUGUETES, JUEGOS Y ARTS. PARA RECREACIÓN | 1,994,276 |
| 0.55.1.1.2.2.18 | FERRETERÍA Y ACCESORIOS ELÉCTRICOS | 7,445,300 |
| 0.55.1.1.2.2.19 | PINTURA, TINTA Y COLORANTES | 664,758 |
| 0.55.1.1.2.2.20 | ART. HECHOS EN MATERIALES PLÁSTICOS | 2,924,939 |
| 0.55.1.1.2.2.21 | ARTÍCULOS DE ALGODÓN | 398,854 |
| 0.55.1.1.2.2.22 | TEJIDOS EN GENERAL EXCEPTO DE ALGODÓN | 5,159 |
| 0.55.1.1.2.2.23 | CALZADOS EN GENERAL | 2,659,035 |
| 0.55.1.1.2.2.24 | VESTIDOS EN GENERAL | 9,306,626 |
| 0.55.1.1.2.2.25 | PAPELERÍA Y ÚTILES DE ESCRITORIO | 4,254,457 |
| 0.55.1.1.2.2.26 | ART. DE VIAJES BOLSAS-MANO | 930,661 |
| 0.55.1.1.2.2.27 | LOZA Y CRISTALERÍAS | 101,063,613 |
| 0.55.1.1.2.2.28 | COMBUSTIBLES | 1,063,613 |
| 0.55.1.1.2.2.29 | ARTÍCULOS NO ESPECIFICADOS | 301,194,253 |
| 0.55.1.1.2.2.30 | GRAVAMEN ADICIONAL A LA IMPORTACIÓN | 272 |
| 0.55.1.1.2.4.00 | PRODUCCIÓN, VENTA Y CONSUMO SELECTIVO | 813,579,410 |
| 0.55.1.1.2.4.01 | PRIMA DE SEGUROS | 74,284,544 |
| 0.55.1.1.2.4.02 | CONSUMO DE COMBUSTIBLE Y DERIV. DE PETRÓLEO | 256,837,657 |
| 0.55.1.1.2.4.05 | CONSUMO DE CERVEZA | 59,996,555 |
| 0.55.1.1.2.4.06 | CONSUMO DE LICORES | 14,983,775 |
| 0.55.1.1.2.4.08 | VENTA DE GASEOSAS | 9,719,841 |
| 0.55.1.1.2.4.09 | CONSUMO VARIOS | 51,891,833 |
| 0.55.1.1.2.4.10 | JOYAS Y ARMAS DE FUEGO | 5,859 |
| 0.55.1.1.2.4.11 | TELEVISIÓN, CABLE, MICROONDA, TEL. CELULAR | 48,176,724 |
| 0.55.1.1.2.4.12 | JUEGOS DE SUERTE Y AZAR | 51,495,663 |
| 0.55.1.1.2.4.13 | CIGARRILLO IMPORTADO | 31,572,546 |
| 0.55.1.1.2.4.14 | CONSUMO SELECTIVO DE AUTOMÓVIL | 214,614,413 |
| 0.55.1.1.2.7.00 | SOBRE ACTOS JURÍDICOS | 42,225,303 |
| 0.55.1.1.2.7.06 | DECLARACIÓN-TIMBRES | 42,225,303 |
| 0.55.1.1.2.8.00 | OTROS IMPUESTOS INDIRECTOS | 28,422,022 |
| 0.55.1.1.2.8.02 | BANCOS Y CASAS DE CAMBIO | 28,418,867 |
| 0.55.1.1.2.8.03 | LICENCIAS COMERCIALES Y PROFESIONALES | 3,155 |
| 0.55.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 3,169,261,220 |
| 0.55.1.2.1.0.00 | RENTA DE ACTIVOS | 9,167,417 |
| 0.55.1.2.1.1.00 | ARRENDAMIENTOS | 487 |
| 0.55.1.2.1.1.02 | DE LOTES Y TIERRAS | 366 |
| 0.55.1.2.1.1.03 | DE BIENES INMUEBLES | 121 |
| 0.55.1.2.1.2.00 | EXPLORACIÓN Y EXPLOTACIÓN | 252,422 |
| 0.55.1.2.1.2.02 | EXPLOTACIÓN DE MINAS Y CANTERAS | 252,422 |
| 0.55.1.2.1.3.00 | INGRESOS POR VENTA DE BIENES | 949,654 |
| 0.55.1.2.1.3.10 | IMPRESOS Y FORMULARIOS | 949,654 |
| 0.55.1.2.1.4.00 | INGRESOS POR VENTAS DE SERVICIOS | 7,964,854 |

9



| | | |
|---|---|---|
| 0.55.1.2.1.4.04 | CORREOS Y TELÉGRAFOS | 5,514,130 |
| 0.55.1.2.1.4.18 | SER. PÚB. ÁREA DEL CANAL | 2,450,724 |
| 0.55.1.2.2.0.00 | PART. EN UTILIDADES DE EMPRESAS | 1,529,731,544 |
| 0.55.1.2.2.1.00 | DIVIDENDOS DE EMPRESAS | 1,399,725,365 |
| 0.55.1.2.2.1.01 | DIVIDENDOS CABLE AND WIRELESS | 29,255,536 |
| 0.55.1.2.2.1.03 | DIVIDENDOS DEL CANAL | 1,230,000,000 |
| 0.55.1.2.2.1.04 | DIVIDENDOS EMPRESAS ELÉCTRICAS | 85,469,829 |
| 0.55.1.2.2.1.05 | DIVIDENDOS AITSA | 50,000,000 |
| 0.55.1.2.2.1.09 | DIVIDENDOS PTP | 4,000,000 |
| 0.55.1.2.2.1.10 | PANAMA PORTS COMPANY | 1,000,000 |
| 0.55.1.2.2.4.00 | INTERM. FINANC. Y CORP. DE DES. | 130,006,179 |
| 0.55.1.2.2.4.70 | DIVIDENDOS BNP | 110,000,000 |
| 0.55.1.2.2.4.71 | DIVIDENDOS CAJA DE AHORROS | 20,000,000 |
| 0.55.1.2.2.4.75 | DIVIDENDOS COFINA - BLADEX | 6,179 |
| 0.55.1.2.4.0.00 | TASAS Y DERECHOS | 1,241,632,262 |
| 0.55.1.2.4.1.00 | DERECHOS | 859,127,165 |
| 0.55.1.2.4.1.02 | PEAJES DEL CANAL | 510,000,000 |
| 0.55.1.2.4.1.03 | DERECHO ÚNICO | 655,212 |
| 0.55.1.2.4.1.05 | LICENCIA PARA PESCA DE CAMARÓN | 111,500 |
| 0.55.1.2.4.1.20 | REGALÍAS DE RECURSOS MINERALES/JUBILADO | 16,727,177 |
| 0.55.1.2.4.1.40 | TRASIEGO DE PETRÓLEO | 627,623 |
| 0.55.1.2.4.1.41 | DERECHOS DE CONCESIONES VIALES | 213,750,000 |
| 0.55.1.2.4.1.43 | REGISTRO OFICIAL DE LA IND. NACIONAL | 13,218 |
| 0.55.1.2.4.1.45 | CONCESIONES VARIAS | 100,000,000 |
| 0.55.1.2.4.1.46 | CONCESIONES B. R. | 17,242,435 |
| 0.55.1.2.4.2.00 | TASAS | 382,505,097 |
| 0.55.1.2.4.2.01 | ALMACENAJE DE ADUANA | 156,845 |
| 0.55.1.2.4.2.03 | BOLETÍN OFIC. DE LA PROPIEDAD INDUSTRIAL | 2,643,840 |
| 0.55.1.2.4.2.05 | TASA ANUAL-VIGENCIA SOCIEDAD ANÓNIMAS | 109,202,091 |
| 0.55.1.2.4.2.09 | FECI | 156,476,181 |
| 0.55.1.2.4.2.10 | TASA DE AVISO DE OPERACIÓN | 600,036 |
| 0.55.1.2.4.2.11 | INSCRIPCIÓN DE REGISTRO DEL MUNICIPIO - T.A.O. | 321,858 |
| 0.55.1.2.4.2.16 | FECI - MIDA. | 39,119,046 |
| 0.55.1.2.4.2.22 | AUTENTIFICACIÓN DE FIRMAS | 477,040 |
| 0.55.1.2.4.2.33 | SERVICIO DE DISTRIBUCIÓN DE ENERGÍA | 6,896,974 |
| 0.55.1.2.4.2.35 | SERV. VIGILANCIA ESPECIAL | 40,231 |
| 0.55.1.2.4.2.36 | TASA DE OLEODUCTO | 9,195,965 |
| 0.55.1.2.4.2.46 | SERVICIO ADMINISTRATIVO ADUANERO | 17,058,516 |
| 0.55.1.2.4.2.52 | 2% IMPUESTO SOBRE PRIMAS LEY 65 | 32,027,677 |
| 0.55.1.2.4.2.53 | 5% ADICIONAL DEL IMPUESTO SOBRE PRIMAS LEY 65 | 8,288,797 |
| 0.55.1.2.5.0.00 | CONTRIBUCIONES DE MEJORAS | 4,023,234 |
| 0.55.1.2.5.0.00 | CONTRIBUCIÓN DE MEJORAS | 4,023,234 |
| 0.55.1.2.5.0.02 | TASA DE SOTERRAMIENTO DE CABLE | 4,023,234 |
| 0.55.1.2.6.0.00 | INGRESOS VARIOS | 27,315,213 |
| 0.55.1.2.6.0.00 | INGRESOS VARIOS | 27,315,213 |
| 0.55.1.2.6.0.01 | MULTAS, RECARGOS E INTERESES | 7,241,822 |
| 0.55.1.2.6.0.03 | DEPÓSITOS CADUCADOS | 1,149,495 |
| 0.55.1.2.6.0.05 | REMATES EN GENERAL | 17,241 |
| 0.55.1.2.6.0.14 | MULTAS DE TRÁNSITO | 3,674 |
| 0.55.1.2.6.0.31 | MULTA LEY BLANQUEO DE CAPITALES | 600,000 |
| 0.55.1.2.6.0.99 | OTROS INGRESOS VARIOS | 18,302,981 |
| 0.55.1.2.7.0.00 | APORTE AL FISCO | 357,391,550 |
| 0.55.1.2.7.2.00 | ENTIDADES DESCENTRALIZADAS | 75,177,000 |
| 0.55.1.2.7.2.10 | ATP | 21,500,000 |
| 0.55.1.2.7.2.95 | REGISTRO PÚBLICO | 53,677,000 |
| 0.55.1.2.7.3.00 | EMPRESAS PÚBLICAS | 282,214,550 |
| 0.55.1.2.7.3.02 | AUTORIDAD DEL TRÁNSITO | 5,000,000 |
| 0.55.1.2.7.3.03 | AUTORIDAD MARÍTIMA DE PANAMÁ | 139,091,150 |
| 0.55.1.2.7.3.06 | LOTERÍA NACIONAL DE BENEFICENCIA | 116,296,400 |
| 0.55.1.2.7.3.38 | DIRECCIÓN DE AERONÁUTICA CIVIL | 6,450,000 |
| 0.55.1.2.7.3.96 | ZONA LIBRE DE COLÓN | 15,377,000 |
| 0.55.1.3.0.0.00 | OTROS INGRESOS CORRIENTES | 35,000,000 |
| 0.55.1.3.2.0.00 | INTERESES Y COMISIONES GANADOS | 35,000,000 |
| 0.55.1.3.2.4.00 | INT. Y COMISIONES GANADOS S/VALORES | 35,000,000 |
| 0.55.1.3.2.4.47 | RENDIMIENTO DEL FONDO DE AHORRO DE PANAMÁ | 35,000,000 |
| 0.55.1.5.0.0.00 | INGRESOS COR. INCORPORADOS | 165,453,495 |
| 0.55.1.5.1.0.00 | RENTA DE ACTIVOS | 3,779,100 |
| 0.55.1.5.1.1.00 | ARRENDAMIENTOS | 174,000 |



| | | |
|---|---|---|
| 0.55.1.5.1.1.01 | DE EDIFICIOS Y LOCALES | 147,000 |
| 0.55.1.5.1.1.10 | DE MAQ. Y EQUIPO | 27,000 |
| 0.55.1.5.1.3.00 | INGRESO POR VENTA DE BIENES | 881,100 |
| 0.55.1.5.1.3.01 | PRODUCTOS AGRÍCOLAS | 81,000 |
| 0.55.1.5.1.3.02 | PRODUCTOS PECUARIOS | 87,000 |
| 0.55.1.5.1.3.09 | PROD. TALLER Y ARTESANÍA | 4,400 |
| 0.55.1.5.1.3.10 | IMPRESOS Y FORMULARIOS | 420,000 |
| 0.55.1.5.1.3.12 | PRODUCTOS MÉDICOS Y FARMACÉUTICOS | 287,000 |
| 0.55.1.5.1.3.99 | OTROS INGRESOS POR BIENES | 1,700 |
| 0.55.1.5.1.4.00 | INGRESO POR VENTA DE SERVICIOS | 2,609,000 |
| 0.55.1.5.1.4.04 | MEDIOS DE COMUNICACIÓN | 87,000 |
| 0.55.1.5.1.4.07 | LAB. Y CENTROS ESPECIALES | 398,000 |
| 0.55.1.5.1.4.11 | COMERCIO EXTERIOR | 103,000 |
| 0.55.1.5.1.4.22 | ALIMENTACIÓN - MIDA | 112,000 |
| 0.55.1.5.1.4.23 | SERVICIOS DE ODONTOLOGÍA | 109,000 |
| 0.55.1.5.1.4.99 | OTROS SERVICIOS VARIOS | 1,800,000 |
| 0.55.1.5.1.5.00 | ING. POR ESPECTÁCULOS PÚBLICOS | 115,000 |
| 0.55.1.5.1.5.06 | ESPECTÁCULOS PÚBLICOS | 115,000 |
| 0.55.1.5.4.0.00 | TASAS Y DERECHOS | 48,535,900 |
| 0.55.1.5.4.1.00 | DERECHOS | 35,748,000 |
| 0.55.1.5.4.1.26 | ANUNCIOS COMERCIALES | 39,000 |
| 0.55.1.5.4.1.32 | SERVICIOS VETERINARIOS | 688,000 |
| 0.55.1.5.4.1.33 | SERVICIOS DE GUARDERÍA | 21,000 |
| 0.55.1.5.4.1.45 | PASAPORTE | 13,000,000 |
| 0.55.1.5.4.1.46 | MIGRACIÓN | 22,000,000 |
| 0.55.1.5.4.2.00 | TASAS | 12,787,900 |
| 0.55.1.5.4.2.06 | REGISTRO CIVIL | 92,000 |
| 0.55.1.5.4.2.20 | EXPEDICIÓN DE DOCUMENTO | 967,000 |
| 0.55.1.5.4.2.23 | EXPEDICIÓN DE CARNÉS | 1,800,000 |
| 0.55.1.5.4.2.27 | CERTIFICACIÓN DE DIPLOMAS | 167,000 |
| 0.55.1.5.4.2.38 | FOTOCOPIAS DE DOCUMENTOS Y PLANOS | 115,000 |
| 0.55.1.5.4.2.39 | ASESORÍA Y MATERIA DE SEGURIDAD | 46,000 |
| 0.55.1.5.4.2.45 | CUSTODIA MARÍTIMA | 505,000 |
| 0.55.1.5.4.2.47 | SELLOS DE SEGURIDAD | 1,150,000 |
| 0.55.1.5.4.2.51 | CUSTODIA FÍSICA DE ADUANA | 144,000 |
| 0.55.1.5.4.2.52 | 3/4 DEL 1% DE ADUANA | 1,200 |
| 0.55.1.5.4.2.53 | OTROS INGRESOS DE ADUANA | 1,500,000 |
| 0.55.1.5.4.2.54 | TIMBRES DE MÁQ. FRANQUEADORA | 700 |
| 0.55.1.5.4.2.97 | OTRAS TASAS VARIAS SALUD | 6,300,000 |
| 0.55.1.5.5.0.00 | INGRESOS DE GESTIÓN | 84,100,495 |
| 0.55.1.5.5.1.00 | FONDO DE GESTIÓN | 84,100,495 |
| 0.55.1.5.5.1.02 | FONDO DE DESCUENTO DE CONTRALORÍA | 24,000,000 |
| 0.55.1.5.5.1.03 | FONDO PARQUE OMAR TORRIJOS - PRESIDENCIA | 165,000 |
| 0.55.1.5.5.1.10 | FONDO INSTITUTO NACIONAL DE AGRICULTURA - MIDA | 318,220 |
| 0.55.1.5.5.1.12 | FONDO DE ADMINISTRACIÓN DE HOSPITALES | 4,522,200 |
| 0.55.1.5.5.1.14 | FONDO DE AHORRO HABITACIONAL - MIVIOT | 230,000 |
| 0.55.1.5.5.1.15 | PRESIDENCIA - CONSEJO DE SEGURIDAD | 45,000 |
| 0.55.1.5.5.1.16 | FONDO JUNTA DE CONTROL DE JUEGOS - MEF | 1,191,750 |
| 0.55.1.5.5.1.18 | FONDO DE GESTIÓN SEGURIDAD - FISCOI | 4,475,000 |
| 0.55.1.5.5.1.19 | PRESIDENCIA - MIGRACIÓN EXTRAORDINARIA | 13,825,988 |
| 0.55.1.5.5.1.20 | FONDO DE GESTIÓN MINAM | 1,500,000 |
| 0.55.1.5.5.1.22 | SEGURIDAD - MIGRACIÓN EXTRAORDINARIA | 3,456,497 |
| 0.55.1.5.5.1.31 | FONDO DE SEG. OCUPACIONAL, SALUD E HIG. EN EL TRAB | 6,313,167 |
| 0.55.1.5.5.1.37 | FONDO DE GESTIÓN - PROCURADURÍA DE LA ADM. | 85,000 |
| 0.55.1.5.5.1.40 | FONDO DE GESTIÓN TRIBUNAL ELECTORAL | 1,527,108 |
| 0.55.1.5.5.1.51 | FONDO DE SERVICIOS VARIOS - SALUD | 17,906,000 |
| 0.55.1.5.5.1.52 | FONDO RÉGIMEN DE PROPIEDAD HORIZONTAL - MIVIOT | 1,007,900 |
| 0.55.1.5.5.1.53 | FONDO DE ASISTENCIA HABITACIONAL - MIVIOT | 1,007,900 |
| 0.55.1.5.5.1.54 | FONDO PROYECTOS PRODUCTIVOS LA JOYA - GOBIERNO | 360,165 |
| 0.55.1.5.5.1.55 | FONDO CUARENTENA AGROPECUARIA - MIDA | 2,163,600 |
| 0.55.1.5.6.0.00 | INGRESOS VARIOS | 29,038,000 |
| 0.55.1.5.6.0.00 | INGRESOS VARIOS | 29,038,000 |
| 0.55.1.5.6.0.01 | MULTAS, RECARGOS E INTERESES | 6,004,275 |
| 0.55.1.5.6.0.04 | GOBERNACIÓN | 1,493 |
| 0.55.1.5.6.0.20 | MINISTERIO DE AMBIENTE | 21,194,190 |
| 0.55.1.5.6.0.99 | OTROS INGRESOS VARIOS | 1,838,042 |
| 0.55.2.0.0.0.00 | INGRESOS DE CAPITAL | 4,055,706,775 |
| 0.55.2.1.0.0.00 | RECURSOS DEL PATRIMONIO | 68,373,240 |

11



| | | |
|---|---|---:|
| 0.55.2.1.1.0.00 | VENTA DE ACTIVOS | 68,373,240 |
| 0.55.2.1.1.1.00 | VENTA DE BIENES INMUEBLES | 68,373,240 |
| 0.55.2.1.1.1.07 | OTROS ACTIVOS | 68,373,240 |
| 0.55.2.2.0.0.00 | RECURSOS DEL CRÉDITO | 3,960,852,281 |
| 0.55.2.2.1.0.00 | CRÉDITO INTERNO | 291,940,500 |
| 0.55.2.2.1.1.00 | BONOS | 290,331,000 |
| 0.55.2.2.1.1.47 | BONOS INTERNOS | 290,331,000 |
| 0.55.2.2.1.4.00 | PRÉSTAMOS | 1,609,500 |
| 0.55.2.2.1.4.06 | FONDO DE PREINVERSIÓN | 1,609,500 |
| 0.55.2.2.2.0.00 | CRÉDITO EXTERNO | 3,668,911,781 |
| 0.55.2.2.2.1.00 | ORG. INTER. DE FINANCIAMIENTO | 168,906,663 |
| 0.55.2.2.2.1.01 | BID 3506 OC - PN - SALUD | 8,208,800 |
| 0.55.2.2.2.1.02 | BID 3512/OC-PN MIDES | 3,000,000 |
| 0.55.2.2.2.1.03 | BIRF 8532-PA MIDES | 2,000,000 |
| 0.55.2.2.2.1.07 | EDUCACIÓN-CAF 8548 | 8,400,000 |
| 0.55.2.2.2.1.11 | FONDO CHINO - SALUD | 4,247,600 |
| 0.55.2.2.2.1.13 | MINSA - BIRF 7477 -PAN | 4,084,700 |
| 0.55.2.2.2.1.14 | MINSA -CAF | 38,893,900 |
| 0.55.2.2.2.1.21 | BID - 4451/OC-PN - MI AMBIENTE | 2,329,420 |
| 0.55.2.2.2.1.23 | BIRF 8834-PA-GOBIERNO | 2,000,000 |
| 0.55.2.2.2.1.27 | FCC 3166/CH/PN/PRESIDENCIA | 2,944,122 |
| 0.55.2.2.2.1.29 | ANAM -CAF - 5348 | 7,191,416 |
| 0.55.2.2.2.1.31 | MINSA-BID 2017 | 2,200,000 |
| 0.55.2.2.2.1.33 | B.I.D. 3615 OCPN-SALUD | 29,000,000 |
| 0.55.2.2.2.1.39 | CFA 009852 - PRESIDENCIA | 24,000,000 |
| 0.55.2.2.2.1.40 | PRESIDENCIA - BID 3165 / OC-PN | 2,106,190 |
| 0.55.2.2.2.1.42 | BID PN-L1143 - EDUCACIÓN | 9,538,950 |
| 0.55.2.2.2.1.64 | MEDUCA - BID 2734 / OC-PN | 3,485,565 |
| 0.55.2.2.2.1.75 | MOP - BID 1785 / OC-PN | 2,881,000 |
| 0.55.2.2.2.1.99 | BANCO EUROPEO DE INVERSIÓN | 12,395,000 |
| 0.55.2.2.2.5.00 | BONOS EXTERNOS | 3,500,005,118 |
| 0.55.2.2.2.5.10 | BONOS EXTERNOS | 3,500,005,118 |
| 0.55.2.3.0.0.00 | OTROS INGRESOS DE CAPITAL | 26,481,254 |
| 0.55.2.3.2.0.00 | TRANSFERENCIA DE CAPITAL | 26,481,254 |
| 0.55.2.3.2.8.00 | SECTOR EXTERNO | 26,481,254 |
| 0.55.2.3.2.8.21 | FMAM - ANAM | 503,427 |
| 0.55.2.3.2.8.26 | GEF / BIRF - MINAM | 1,692,227 |
| 0.55.2.3.2.8.39 | DONACIÓN BANCO MUNDIAL - SALUD | 200,100 |
| 0.55.2.3.2.8.58 | DONACIÓN BID - SEGURIDAD PÚBLICA | 8,064,400 |
| 0.55.2.3.2.8.60 | GOBIERNO DE ESPAÑA MINSA | 800,000 |
| 0.55.2.3.2.8.61 | BID MINSA MESOÁMERICA | 1,000,000 |
| 0.55.2.3.2.8.69 | MIDA-AID GUSANO BARRENADOR | 13,021,100 |
| 0.55.2.3.2.8.99 | BID MINSA | 1,200,000 |

## CAPÍTULO III
## 0.01 ASAMBLEA NACIONAL

**ARTÍCULO 10.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la ASAMBLEA NACIONAL para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---:|
| **Funcionamiento** | |
| Dirección y Administración General | 45,332,000 |
| Administración General | 57,617,800 |
| Transferencias Corrientes | 1,200,000 |
| Total del Presupuesto de Funcionamiento | 104,149,800 |
| **Inversión** | |
| Construcción y Remodelación | 10,096,000 |
| Programa de Modernización | 6,790,000 |
| Equipamiento Institucional | 2,240,000 |
| Total del Presupuesto de Inversión | 19,126,000 |
| **TOTAL DEL PRESUPUESTO DE GASTOS** | 123,275,800 |

## CAPÍTULO IV
## 0.02 CONTRALORÍA GENERAL DE LA REPÚBLICA

**ARTÍCULO 11.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la CONTRALORÍA GENERAL DE LA REPÚBLICA para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Dirección y Administración General | 34,031,408 |
| Contabilidad Pública | 4,660,969 |
| Fiscalización, Regulación y Control | 29,321,769 |
| Servicios de Estadística | 27,725,017 |
| Transferencias Varias | 12,800 |
| Auditoria | 8,546,279 |
| **Total del Presupuesto de Funcionamiento** | **104,298,242** |
| **Inversión** | |
| Fortalecimiento Institucional | 2,282,000 |
| Equipamiento | 1,701,326 |
| **Total del Presupuesto de Inversión** | **3,983,326** |
| **TOTAL DEL PRESUPUESTO DE GASTOS** | **108,281,568** |

## CAPÍTULO V
## ÓRGANO EJECUTIVO
## 0.03 MINISTERIO DE LA PRESIDENCIA

**ARTÍCULO 12.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE LA PRESIDENCIA para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Dirección Superior del Estado | 83,246,579 |
| Dirección de Carrera Administrativa | 1,453,300 |
| Gaceta Oficial | 117,900 |
| Consejo de Defensa y Seguridad Nacional | 11,559,415 |
| Servicio de Protección Institucional | 46,198,742 |
| Programa de Ayuda Nacional (PAN) | 10,805,400 |
| Desarrollo Integral - Áreas Prioritarias | 664,500 |
| Transferencias | 105,977,129 |
| **Total del Presupuesto de Funcionamiento** | **260,022,965** |
| **Inversión** | |
| Obras de Interés Social | 6,269,084 |
| Despacho Presidente (Colón) | 425,000 |
| Electrificación Rural | 28,977,312 |
| Asuntos Comunitarios Desp. Primera Dama | 2,872,410 |
| Desarrollo Integral de Áreas Prioritarias | 112,100,308 |
| Transferencias de Capital | 52,659,758 |
| Mejoras de Instalaciones y Equipamiento | 105,994,213 |
| Secretaría Nacional de Descentralización | 229,037,500 |
| **Total del Presupuesto de Inversión** | **538,335,585** |
| **TOTAL DEL PRESUPUESTO DE GASTOS** | **798,358,550** |

## CAPÍTULO VI
## 0.05 MINISTERIO DE RELACIONES EXTERIORES

**ARTÍCULO 13.** Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos del MINISTERIO DE RELACIONES EXTERIORES para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

13



| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Dirección y Administración General | 14,340,691 |
| Política Exterior | 44,879,237 |
| Transferencias Varias | 4,651,940 |
| Total del Presupuesto de Funcionamiento | 63,871,868 |
| **Inversión** | |
| Equipamiento | 2,166,000 |
| Total del Presupuesto de Inversión | 2,166,000 |
| TOTAL DEL PRESUPUESTO DE GASTOS | 66,037,868 |

## CAPÍTULO VII
## 0.07 MINISTERIO DE EDUCACIÓN

**ARTÍCULO 14.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE EDUCACIÓN para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Dirección y Administración General | 133,216,700 |
| Educación Básica General | 610,721,167 |
| Educación Media | 461,115,895 |
| Educación de Adultos | 41,860,500 |
| Educación Post-Media | 1,266,800 |
| Transferencias Corrientes | 25,652,600 |
| Transferencias al Sector Público | 521,958,453 |
| Fondo de Exoneración de Matrícula | 104,921,900 |
| Educación Agropecuaria | 15,480,800 |
| Total del Presupuesto de Funcionamiento | 1,916,194,815 |
| **Inversión** | |
| Mant. Preventivo (Mi Escuela Primero) | 13,912,253 |
| Construcción y Rehab. de Escuelas | 114,280,742 |
| Equipamiento de Centros Educativos | 8,774,500 |
| Desarrollo Educativo | 3,485,565 |
| Nutrición Escolar | 20,884,935 |
| Educación Básica | 2,890,000 |
| Transferencias de Capital | 320,058,356 |
| Fortalecimiento de Técn. Educativa | 58,690,094 |
| Mantenimiento, Equip. y Constr. S.E. | 6,119,800 |
| Total del Presupuesto de Inversión | 549,096,245 |
| TOTAL DEL PRESUPUESTO DE GASTOS | 2,465,291,060 |

## CAPÍTULO VIII
## 0.08 MINISTERIO DE COMERCIO E INDUSTRIAS

**ARTÍCULO 15.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE COMERCIO E INDUSTRIAS para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Dirección y Administración General | 20,345,332 |
| Fomento y Regulación de la Industria | 1,072,561 |
| Fomento y Regulación del Comercio | 6,434,038 |
| Regulación de Intermediarios Financieros | 709,698 |
| Fomento y Reg. de los Recursos Minerales | 770,171 |
| Transferencias | 6,516,900 |
| Transferencias al Sector Público | 25,262,166 |
| Total del Presupuesto de Funcionamiento | 61,110,866 |



| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Inversión** | |
| Desarrollo Comercial e Industrial | 2,180,450 |
| Transferencias de Capital | 107,693,898 |
|     Total del Presupuesto de Inversión | 109,874,348 |
| TOTAL DEL PRESUPUESTO DE GASTOS | 170,985,214 |

## CAPÍTULO IX
## 0.09 MINISTERIO DE OBRAS PÚBLICAS

ARTÍCULO 16. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE OBRAS PÚBLICAS para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Dirección y Administración General | 17,232,428 |
| Mantenimiento de Obras | 18,948,472 |
| Transferencias Varias | 35,000 |
| Transferencias Corrientes | 12,200,000 |
|     Total del Presupuesto de Funcionamiento | 48,415,900 |
| **Inversión** | |
| Construcción y Rehabilitación Drenajes | 6,567,400 |
| Mantenimiento y Rehabilitación Vial | 482,907,240 |
| Construcción y Mej. de Calles y Avenidas | 73,109,040 |
| Transferencias de Capital | 587,800,000 |
| Construcción y Rehabilitación de Puentes | 301,362,500 |
| Reordenamiento Vial-Ciudad de Pmá. | 202,158,220 |
|     Total del Presupuesto de Inversión | 1,653,904,400 |
| TOTAL DEL PRESUPUESTO DE GASTOS | 1,702,320,300 |

## CAPÍTULO X
## 0.10 MINISTERIO DE DESARROLLO AGROPECUARIO

ARTÍCULO 17. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Dirección y Administración General | 51,536,524 |
| Asistencia Técnica Agrícola | 3,015,211 |
| Asistencia Técnica Pecuaria | 8,587,508 |
| Desarrollo Social | 492,754 |
| Servicios de Ingeniería Rural | 631,903 |
| Transferencias al Sector Público | 35,119,143 |
|     Total del Presupuesto de Funcionamiento | 99,383,043 |
| **Inversión** | |
| Mejoramiento de Productividad | 3,726,158 |
| Programa de Desarrollo Tecnológico | 2,382,890 |
| Sanidad Agropecuaria | 19,073,050 |
| Desarrollo Rural Agropecuario | 11,715,000 |
| Otros Proyectos de Inversión | 56,740,925 |
| Reconver. y Transfor. Agropecuaria | 2,000,000 |
| Transferencias de Capital | 54,876,530 |
|     Total del Presupuesto de Inversión | 150,514,553 |
| TOTAL DEL PRESUPUESTO DE GASTOS | 249,897,596 |



## CAPÍTULO XI
## 0.12 MINISTERIO DE SALUD

ARTÍCULO 18. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE SALUD para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Salud Pública | 414,496,800 |
| Provisión de Atención | 345,410,900 |
| Transferencias Varias | 340,907,400 |
| Fondo de Adm. de Hospitales | 4,522,100 |
| Fondo de Servicios Varios | 17,906,100 |
| Transferencias al Sector Público | 634,482,800 |
| Total del Presupuesto de Funcionamiento | 1,757,726,100 |
| **Inversión** | |
| Construcción y Mej. de Inst. de Salud | 222,193,100 |
| Salud Ambiental | 114,690,300 |
| Equipamiento de Inst. de Salud | 4,750,000 |
| Otros Proyectos de Inversión | 35,200,100 |
| Transferencias de Capital | 196,853,100 |
| Total del Presupuesto de Inversión | 573,686,600 |
| TOTAL DEL PRESUPUESTO DE GASTOS | 2,331,412,700 |

## CAPÍTULO XII
## 0.13 MINISTERIO DE TRABAJO Y DESARROLLO LABORAL

ARTÍCULO 19. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE TRABAJO Y DESARROLLO LABORAL para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Dirección y Administración General | 17,619,213 |
| Admón. de las Relaciones Laborales | 6,099,789 |
| Inv., Promoción y Generación de Empleo | 2,078,819 |
| Transferencias Varias | 532,728 |
| Educación y Capacitación Sindical | 13,769,400 |
| Total del Presupuesto de Funcionamiento | 40,099,949 |
| **Inversión** | |
| Programa de Inserción Laboral | 4,854,634 |
| Fortalecimiento Institucional | 414,000 |
| Total del Presupuesto de Inversión | 5,268,634 |
| TOTAL DEL PRESUPUESTO DE GASTOS | 45,368,583 |

## CAPÍTULO XIII
## 0.14 MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL

ARTÍCULO 20. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Dirección y Administración General | 14,527,526 |
| Planificación y Desarrollo Urbano | 4,138,423 |
| Admón. y Regulación de Bienes | 662,336 |
| Ordenamiento y Desarrollo Territorial | 1,307,556 |
| Transferencias Varias | 14,823,800 |
| Total del Presupuesto de Funcionamiento | 35,459,641 |

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| Inversión | |
| Construcción de Vivienda | 297,119,977 |
| Fondo de Ahorro Habitacional | 235,080 |
| Financiamiento de Vivienda | 28,279,227 |
| Asistencia Habitacional | 4,804,900 |
| Mejoramiento Habitacional | 2,313,316 |
| Transferencias de Capital | 99,200 |
| Fortalecimiento Institucional | 1,166,586 |
| **Total del Presupuesto de Inversión** | **334,018,286** |
| **TOTAL DEL PRESUPUESTO DE GASTOS** | **369,477,927** |

## CAPÍTULO XIV
## 0.16 MINISTERIO DE ECONOMÍA Y FINANZAS

**ARTÍCULO 21.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE ECONOMÍA Y FINANZAS para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| Funcionamiento | |
| Dirección y Administración General | 77,449,187 |
| Desarrollo Económico y Social | 67,563,250 |
| Admón. Fiscal y Patrimonial | 312,316,790 |
| Transferencias Varias | 196,407,669 |
| **Total del Presupuesto de Funcionamiento** | **653,736,896** |
| Inversión | |
| Fondo de Preinversión | 500,000 |
| Fort Gest. Eco. y Admón. Finan. | 40,640,017 |
| Programa Nac. para el Desarrollo Local PRONADEL | 32,000,000 |
| Transferencias de Capital | 118,940,606 |
| INVERSIONES FINANCIERAS | 69,353,194 |
| Proyectos Varios | 47,522,305 |
| **Total del Presupuesto de Inversión** | **308,956,122** |
| **TOTAL DEL PRESUPUESTO DE GASTOS** | **962,693,018** |

## CAPÍTULO XV
## 0.17 MINISTERIO DE GOBIERNO

**ARTÍCULO 22.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE GOBIERNO para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| Funcionamiento | |
| Dirección y Administración Gen | 15,975,182 |
| Administración y Desarrollo Gubernamental | 8,530,348 |
| Servicios Postales y Telégrafos | 11,634,635 |
| Servicios Penitenciarios y Cus | 68,058,079 |
| Transferencias Varias | 171,476,639 |
| **Total del Presupuesto de Funcionamiento** | **275,674,883** |
| Inversión | |
| Construcción, Mejora y Estudios Infraestructura | 30,041,000 |
| Transferencias de Capital | 4,317,475 |
| EQUIPAMIENTO | 1,261,231 |
| **Total del Presupuesto de Inversión** | **35,619,706** |
| **TOTAL DEL PRESUPUESTO DE GASTOS** | **311,294,589** |



## CAPÍTULO XVI
## 0.18 MINISTERIO DE SEGURIDAD PÚBLICA

**ARTÍCULO 23.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE SEGURIDAD PÚBLICA para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Dirección y Administración General | 34,550,963 |
| Seguridad Pública Nacional | 663,839,441 |
| Transferencias Varias | 62,026,000 |
| Total del Presupuesto de Funcionamiento | 760,416,404 |
| **Inversión** | |
| Const., Reparación y Ampl. de Infraest. | 41,673,400 |
| Equipamiento y Desarrollo Técnico | 2,940,567 |
| Total del Presupuesto de Inversión | 44,613,967 |
| **TOTAL DEL PRESUPUESTO DE GASTOS** | 805,030,371 |

## CAPÍTULO XVII
## 0.21 MINISTERIO DE DESARROLLO SOCIAL

**ARTÍCULO 24.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE DESARROLLO SOCIAL para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Dirección y Administración General | 19,071,801 |
| Promoción Social y Cohesión Social | 5,791,460 |
| Programa de Gestión Territorial | 4,798,042 |
| Transferencias al Sector Público | 20,197,508 |
| Total del Presupuesto de Funcionamiento | 49,858,811 |
| **Inversión** | |
| Desarrollo Comunitario | 250,434,674 |
| Fortalecimiento Institucional | 5,171,444 |
| Transferencias al Sector Público | 3,702,093 |
| Total del Presupuesto de Inversión | 259,308,211 |
| **TOTAL DEL PRESUPUESTO DE GASTOS** | 309,167,022 |

## CAPÍTULO XVIII
## 0.26 TRIBUNAL ADMINISTRATIVO TRIBUTARIO

**ARTÍCULO 25.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del TRIBUNAL ADMINISTRATIVO TRIBUTARIO para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Jurisdicción Tributaria | 3,218,744 |
| Total del Presupuesto de Funcionamiento | 3,218,744 |
| **TOTAL DEL PRESUPUESTO DE GASTOS** | 3,218,744 |

## CAPÍTULO XIX
## 0.27 MINISTERIO DE AMBIENTE

**ARTÍCULO 26.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del MINISTERIO DE AMBIENTE para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

18



| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Dirección y Administración General | 15,480,661 |
| Áreas Protegidas  Biodiversidad | 6,908,186 |
| Gestión Ambiental | 5,547,960 |
| Gestión Integrada de Cuencas Hidrog. | 5,179,593 |
| Transferencia al Sector Público | 500,000 |
| Total del Presupuesto de Funcionamiento | 33,616,400 |
| **Inversión** | |
| Áreas Protegidas y Biodiversidad | 11,506,900 |
| Gestión Ambiental | 4,891,700 |
| Gestión Inte. de Cuencas Hidro. | 19,589,000 |
| Total del Presupuesto de Inversión | 35,987,600 |
| **TOTAL DEL PRESUPUESTO DE GASTOS** | 69,604,000 |

## CAPÍTULO XX
## 0.30 ÓRGANO JUDICIAL

**ARTÍCULO 27.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del ÓRGANO JUDICIAL para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Administración General de Justicia | 31,254,972 |
| Administración de Justicia Ciudadana | 106,709,971 |
| Transf. y Desarrollo Institucional | 24,964,778 |
| Total del Presupuesto de Funcionamiento | 162,929,721 |
| **Inversión** | |
| Rehabilitación y Const. de Infraestrura | 7,751,250 |
| Equipamiento y Fortalec. Institucional | 6,080,000 |
| Modernización  del Sistema de Justicia | 5,900,000 |
| Equipamiento | 1,018,200 |
| Total del Presupuesto de Inversión | 20,749,450 |
| **TOTAL DEL PRESUPUESTO DE GASTOS** | 183,679,171 |

## CAPÍTULO XXI
## CONSOLIDADO DEL MINISTERIO PÚBLICO

**ARTÍCULO 28.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto consolidado de gastos del MINISTERIO PÚBLICO para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **TOTAL DEL PRESUPUESTO DE GASTOS** | 183,358,413 |
| **PROCURADURÍA GENERAL DE LA NACIÓN** | 176,576,418 |
| FUNCIONAMIENTO | 158,121,066 |
| INVERSIÓN | 18,455,352 |
| **PROCURADURÍA DE LA ADMINISTRACIÓN** | 6,781,995 |
| FUNCIONAMIENTO | 6,488,995 |
| INVERSIÓN | 293,000 |



## 0.36 PROCURADURÍA GENERAL DE LA NACIÓN

**ARTÍCULO 29.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la PROCURADURÍA GENERAL DE LA NACIÓN para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Repres. Interés del Estado | 120,468,679 |
| Medicina Legal y Forense | 37,652,387 |
| Total del Presupuesto de Funcionamiento | 158,121,066 |
| **Inversión** | |
| Modernización Proc. General | 13,915,042 |
| Modernización de Servicios Forenses | 4,540,310 |
| Total del Presupuesto de Inversión | 18,455,352 |
| **TOTAL DEL PRESUPUESTO DE GASTOS** | 176,576,418 |

## 0.37 PROCURADURÍA DE LA ADMINISTRACIÓN

**ARTÍCULO 30.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la PROCURADURÍA DE LA ADMINISTRACIÓN para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Administración General | 1,922,955 |
| Representación y Def. de la Adm. Pública | 4,566,040 |
| Total del Presupuesto de Funcionamiento | 6,488,995 |
| **Inversión** | |
| Equipamiento | 293,000 |
| Total del Presupuesto de Inversión | 293,000 |
| **TOTAL DEL PRESUPUESTO DE GASTOS** | 6,781,995 |

## CAPÍTULO XXII
## CONSOLIDADO DEL TRIBUNAL ELECTORAL Y FISCALÍA GENERAL ELECTORAL

**ARTÍCULO 31.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto consolidado de gastos del TRIBUNAL ELECTORAL y FISCALÍA GENERAL ELECTORAL para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| TOTAL DEL PRESUPUESTO DE GASTOS | 151,206,394 |
| TRIBUNAL ELECTORAL | 144,011,502 |
| FUNCIONAMIENTO | 134,130,807 |
| INVERSIÓN | 9,880,695 |
| FISCALÍA GENERAL ELECTORAL | 7,194,892 |
| FUNCIONAMIENTO | 7,059,398 |
| INVERSIÓN | 135,494 |

## 0.40 TRIBUNAL ELECTORAL

**ARTÍCULO 32.** Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos del TRIBUNAL ELECTORAL para la vigencia fiscal 2019, cuya estructura y asignación de recursos es la que a continuación se indica:



| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Dirección y Administración General | 72,114,415 |
| Registro e Identificación Ciudadana | 16,587,903 |
| Servicios Electorales | 6,735,084 |
| Eventos Electorales | 38,693,405 |
| Total del Presupuesto de Funcionamiento | 134,130,807 |
| **Inversión** | |
| Construcciones, Mejoras y Habilitaciones | 2,120,109 |
| Const. de Oficinas a Nivel Provincial | 3,009,345 |
| Proyectos de Apoyo Logístico | 4,751,241 |
| Total del Presupuesto de Inversión | 9,880,695 |
| **TOTAL DEL PRESUPUESTO DE GASTOS** | 144,011,502 |

## 0.41 FISCALÍA GENERAL ELECTORAL

**ARTÍCULO 33.** Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos de la FISCALÍA GENERAL ELECTORAL para la vigencia fiscal 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Dirección y Administración General | 3,171,845 |
| Fiscalías Electorales | 1,114,660 |
| Elecciones | 2,772,893 |
| Total del Presupuesto de Funcionamiento | 7,059,398 |
| **Inversión** | |
| EQUIPAMIENTO | 135,494 |
| Total del Presupuesto de Inversión | 135,494 |
| **TOTAL DEL PRESUPUESTO DE GASTOS** | 7,194,892 |

## CAPÍTULO XXIII
## 0.42 TRIBUNAL ADMINISTRATIVO DE LA FUNCIÓN PÚBLICA

**ARTÍCULO 34.** Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos del TRIBUNAL ADMINISTRATIVO DE LA FUNCIÓN PÚBLICA para la vigencia fiscal 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Administración Función Pública | 2,300,000 |
| Total del Presupuesto de Funcionamiento | 2,300,000 |
| **TOTAL DEL PRESUPUESTO DE GASTOS** | 2,300,000 |

## CAPÍTULO XXIV
## 0.45 OTROS GASTOS DE LA ADMINISTRACIÓN

**ARTÍCULO 35.** Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos de OTROS GASTOS DE LA ADMINISTRACIÓN para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Consejos Provinciales | 37,025,200 |
| Total del Presupuesto de Funcionamiento | 37,025,200 |
| **TOTAL DEL PRESUPUESTO DE GASTOS** | 37,025,200 |

21



## CAPÍTULO XXV
## 0.46 TRIBUNAL DE CUENTAS

**ARTÍCULO 36.** Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos del TRIBUNAL DE CUENTAS para la vigencia fiscal 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| Funcionamiento | |
| Jurisdicción de Cuentas | 2,193,348 |
| Administración General | 1,523,648 |
|     Total del Presupuesto de Funcionamiento | 3,716,996 |
| Inversión | |
| Fortalecimiento Institucional | 165,200 |
|     Total del Presupuesto de Inversión | 165,200 |
| **TOTAL DEL PRESUPUESTO DE GASTOS** | **3,882,196** |

## CAPÍTULO XXVI
## 0.47 FISCALÍA DE CUENTAS

**ARTÍCULO 37.** Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos de la FISCALÍA DE CUENTAS para la vigencia fiscal 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| Funcionamiento | |
| Administ. e Investigación Patrimonial | 2,075,321 |
| Administración General | 1,141,937 |
|     Total del Presupuesto de Funcionamiento | 3,217,258 |
| Inversión | |
| Fortalec., Mejoram. e Implementación | 71,400 |
| EQUIPAMIENTO | 33,400 |
|     Total del Presupuesto de Inversión | 104,800 |
| **TOTAL DEL PRESUPUESTO DE GASTOS** | **3,322,058** |

## CAPÍTULO XXVII
## 0.49 DEFENSORÍA DEL PUEBLO

**ARTÍCULO 38.** Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos de la DEFENSORÍA DEL PUEBLO para la vigencia fiscal 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| Funcionamiento | |
| Dirección y Administración General | 3,118,851 |
| Protec. y Defensa de los Derechos Hum. | 1,816,527 |
| Administración de Quejas | 443,322 |
|     Total del Presupuesto de Funcionamiento | 5,378,700 |
| Inversión | |
| Estudio, Diseño y Construcción | 228,480 |
| Maquinaria y Equipo | 178,103 |
|     Total del Presupuesto de Inversión | 406,583 |
| **TOTAL DEL PRESUPUESTO DE GASTOS** | **5,785,283** |



## CAPÍTULO XXVIII
## TRANSFERENCIAS DEL GOBIERNO CENTRAL

**ARTÍCULO 39.** Los gastos por concepto de transferencias corrientes aprobados son recursos que se traspasan al propio Sector Público, al Sector Externo y al Sector Privado, con base en el detalle que se autoriza a continuación:

| CÓDIGO INSTITUCIÓN | PROPIAS | SUBSIDIOS | MONTO |
|---|---|---|---|
| TOTAL TRANSFERENCIA DE FUNCIONAMIENTO | 1,115,540,851 | 1,460,592,289 | 2,576,133,140 |
| ASAMBLEA NACIONAL | 2,222,200 | | 2,222,200 |
| BECAS DE ESTUDIO | 100,000 | | 100,000 |
| AL EXTERIOR | 1,272,200 | | 1,272,200 |
| A PERSONAS | 850,000 | | 850,000 |
| CONTRALORÍA GENERAL DE LA REPÚBLICA | 4,819,800 | | 4,819,800 |
| A PERSONAS | 4,742,000 | | 4,742,000 |
| BECAS DE ESTUDIO | 65,000 | | 65,000 |
| AL EXTERIOR | 12,800 | | 12,800 |
| MINISTERIO DE LA PRESIDENCIA | 90,638,803 | 17,677,126 | 108,315,929 |
| PENSIONES Y JUBILACIONES | 1,197,700 | | 1,197,700 |
| A PERSONAS | 2,058,000 | | 2,058,000 |
| BECAS DE ESTUDIO | 701,100 | | 701,100 |
| AL EXTERIOR | 2,150,000 | | 2,150,000 |
| A INSTITUCIONES PRIVADAS | 16,800,000 | | 16,800,000 |
| AUTORIDAD NACIONAL DE TRANSPARENCIA Y ACCESO A LA INFORMACIÓN | | 2,484,400 | 2,484,400 |
| AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL | | 7,891,626 | 7,891,626 |
| SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN | | 7,301,100 | 7,301,100 |
| MUNICIPALIDADES Y JUNTAS COMUNALES | 67,732,003 | | 67,732,003 |
| MINISTERIO DE RELACIONES EXTERIORES | 5,415,940 | | 5,415,940 |
| A PERSONAS | 507,000 | | 507,000 |
| BECAS DE ESTUDIO | 215,000 | | 215,000 |
| A INSTITUCIONES PRIVADAS | 42,000 | | 42,000 |
| AL EXTERIOR | 4,651,940 | | 4,651,940 |
| MINISTERIO DE EDUCACIÓN | 30,160,276 | 521,958,453 | 552,118,729 |
| PENSIONES Y JUBILACIONES | 21,000,000 | | 21,000,000 |
| A INSTITUCIONES PRIVADAS | 4,496,900 | | 4,496,900 |
| AL EXTERIOR | 155,700 | | 155,700 |
| INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL | | 53,885,400 | 53,885,400 |
| UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ | | 62,030,600 | 62,030,600 |
| UNIVERSIDAD DE PANAMÁ | | 243,980,870 | 243,980,870 |
| UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ | | 4,349,911 | 4,349,911 |
| INSTITUTO PANAMEÑO DE DEPORTES | | 22,077,386 | 22,077,386 |
| INSTITUTO NACIONAL DE CULTURA | | 24,109,691 | 24,109,691 |
| UNIVERSIDAD TECNOLÓGICA DE PANAMÁ | | 87,013,795 | 87,013,795 |
| INSTITUTO TÉCNICO SUPERIOR ESPECIALIZADO | | 7,510,800 | 7,510,800 |
| UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS | | 17,000,000 | 17,000,000 |
| BECAS DE ESTUDIO | 4,507,676 | | 4,507,676 |
| MINISTERIO DE COMERCIO E INDUSTRIAS | 6,632,100 | 25,262,166 | 31,894,266 |
| BECAS DE ESTUDIO | 109,200 | | 109,200 |
| AL EXTERIOR | 1,290,000 | | 1,290,000 |
| A INSTITUCIONES PRIVADAS | 5,232,900 | | 5,232,900 |
| ZONA FRANCA DE BARÚ | | 501,600 | 501,600 |
| AUTORIDAD DE TURISMO DE PANAMÁ | | 5,680,666 | 5,680,666 |
| AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA | | 11,269,500 | 11,269,500 |
| AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA | | 6,594,600 | 6,594,600 |
| AGENCIA PANAMÁ-PACÍFICO | | 943,200 | 943,200 |
| BINGOS NACIONALES | | 272,600 | 272,600 |



| | | | |
|---|---|---|---|
| MINISTERIO DE OBRAS PÚBLICAS | 145,000 | 12,200,000 | 12,345,000 |
| BECAS DE ESTUDIO | 100,000 | | 100,000 |
| INDEMNIZACIONES DE LA SEGURIDAD SOCIAL | 10,000 | | 10,000 |
| AL EXTERIOR | 35,000 | | 35,000 |
| EMPRESA METRO DE PANAMÁ, S.A. | | 12,200,000 | 12,200,000 |
| | | | |
| MINISTERIO DE DESARROLLO AGROPECUARIO | 1,378,500 | 35,119,143 | 36,497,643 |
| A PERSONAS | 100,000 | | 100,000 |
| A INSTITUCIONES PRIVADAS | 178,400 | | 178,400 |
| AL EXTERIOR | 1,100,100 | | 1,100,100 |
| INSTITUTO DE INVESTIGACIÓN AGROPECUARIA DE PANAMÁ | | 11,175,465 | 11,175,465 |
| AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ | | 7,145,220 | 7,145,220 |
| INSTITUTO DE MERCADEO AGROPECUARIO | | 7,811,885 | 7,811,885 |
| EMPRESAS MERCADOS NACIONALES DE LA CADENA DE FRÍO | | 6,420,791 | 6,420,791 |
| INSTITUTO DE SEGURO AGROPECUARIO | | 2,565,782 | 2,565,782 |
| | | | |
| MINISTERIO DE SALUD | 405,928,100 | 593,029,200 | 998,957,300 |
| A PERSONAS | 481,000 | | 481,000 |
| BECAS DE ESTUDIO | 300,000 | | 300,000 |
| AL EXTERIOR | 800,100 | | 800,100 |
| PENSIONES Y JUBILACIONES | 300,000 | | 300,000 |
| A INSTITUCIONES PRIVADAS | 340,165,200 | | 340,165,200 |
| GOBIERNO CENTRAL | 22,428,200 | | 22,428,200 |
| Subsidio Maternidad y Enfermedad | | 25,000,000 | 25,000,000 |
| Subsidio Fluctuaciones - Intereses CSS | | 20,500,000 | 20,500,000 |
| Sostenibilidad del Régimen (Ley 51) | | 140,000,000 | 140,000,000 |
| Pensión Vitalicia Dietilenglicol | | 13,827,000 | 13,827,000 |
| Pensión de Viudez | | 1,793,000 | 1,793,000 |
| Neonato afectados por Heparina | | 94,000 | 94,000 |
| Impuesto de Licores | | 10,500,000 | 10,500,000 |
| Impuesto de Cerverzas | | 8,300,000 | 8,300,000 |
| CSS FEJUPEN - Aporte Gob. Central | | 13,998,000 | 13,998,000 |
| CSS 0.8% Salarios Básicos | | 129,256,000 | 129,256,000 |
| Aumento Pensiones y Jubilaciones (DG-51) | | 166,206,000 | 166,206,000 |
| Aporte Junta Técnica Actuarial | | 90,000 | 90,000 |
| Pensiones de los trabajadores de las Bananeras | | 1,920,000 | 1,920,000 |
| AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS | | 4,847,100 | 4,847,100 |
| CENTRO NACIONAL DE ESTUDIOS EN TÉCNICAS DE IMÁGENES MOLECULARES | | 200,000 | 200,000 |
| INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD | | 12,295,200 | 12,295,200 |
| INST. DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES | | 23,202,900 | 23,202,900 |
| AUTORIDAD DE ASEO URBANO Y DOMICILIARIO | | 21,000,000 | 21,000,000 |
| MUNICIPALIDADES Y JUNTAS COMUNALES | 1,797,600 | | 1,797,600 |
| PROPIAS | 39,656,000 | | 39,656,000 |
| | | | |
| MINISTERIO DE TRABAJO Y DESARROLLO LABORAL | 8,687,728 | | 8,687,728 |
| AL EXTERIOR | 532,728 | | 532,728 |
| A PERSONAS | 25,000 | | 25,000 |
| BECAS DE ESTUDIO | 130,000 | | 130,000 |
| A INSTITUCIONES PRIVADAS | 8,000,000 | | 8,000,000 |
| | | | |
| MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL | 294,445 | 14,823,800 | 15,118,245 |
| A PERSONAS | 293,445 | | 293,445 |
| AL EXTERIOR | 1,000 | | 1,000 |
| AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS | | 12,823,800 | 12,823,800 |
| BANCO HIPOTECARIO NACIONAL | | 2,000,000 | 2,000,000 |
| | | | |
| MINISTERIO DE ECONOMÍA Y FINANZAS | 454,892,921 | 61,003,748 | 515,896,669 |
| A PERSONAS | 44,600,000 | | 44,600,000 |
| BECAS DE ESTUDIO | 1,614,000 | | 1,614,000 |
| A INSTITUCIONES PRIVADAS | 342,279,500 | | 342,279,500 |
| AUTORIDAD NACIONAL DE ADUANAS | | 37,831,600 | 37,831,600 |
| CONSEJO DE ADMINISTRACIÓN DEL SIACAP | | 1,684,000 | 1,684,000 |
| DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS | | 3,670,637 | 3,670,637 |
| TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS | | 2,431,500 | 2,431,500 |



| | | | |
|---|---|---|---|
| BENEMÉRITO CUERPO DE BOMBEROS DE LA REP. DE PANAMÁ | | 6,461,911 | 6,461,911 |
| EMPRESA DE GENERACIÓN ELÉCTRICA, S.A. | | 1,314,100 | 1,314,100 |
| SUPERINTENDENCIA DE MERCADOS DE VALORES | | 100,000 | 100,000 |
| SUPERINTENDENCIA DE SEGURO Y REASEGURO | | 6,780,000 | 6,780,000 |
| SUPERINTENDENCIA DE BANCOS | | 730,000 | 730,000 |
| PROPIAS | 65,643,921 | | 65,643,921 |
| AL EXTERIOR | 755,500 | | 755,500 |
| | | | |
| MINISTERIO DE GOBIERNO | 12,045,495 | 159,783,544 | 171,829,039 |
| A PERSONAS | 65,000 | | 65,000 |
| BECAS DE ESTUDIO | 255,400 | | 255,400 |
| A INSTITUCIONES PRIVADAS | 8,502,000 | | 8,502,000 |
| AL EXTERIOR | 70,965 | | 70,965 |
| PENSIONES Y JUBILACIONES | 3,152,130 | | 3,152,130 |
| BENEMÉRITO CUERPO DE BOMBEROS DE LA REP. DE PANAMÁ | | 32,217,419 | 32,217,419 |
| AUTORIDAD DE PASAPORTES DE PANAMÁ | | 3,396,125 | 3,396,125 |
| AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE | | 124,170,000 | 124,170,000 |
| | | | |
| MINISTERIO DE SEGURIDAD PÚBLICA | 66,605,516 | | 66,605,516 |
| BECAS DE ESTUDIO | 2,431,775 | | 2,431,775 |
| A INSTITUCIONES PRIVADAS | 849,000 | | 849,000 |
| AL EXTERIOR | 321,771 | | 321,771 |
| A PERSONAS | 1,001,970 | | 1,001,970 |
| PENSIONES Y JUBILACIONES | 62,001,000 | | 62,001,000 |
| | | | |
| MINISTERIO DE DESARROLLO SOCIAL | 1,097,516 | 19,735,109 | 20,832,625 |
| A PERSONAS | 227,120 | | 227,120 |
| A INSTITUCIONES PRIVADAS | 797,399 | | 797,399 |
| AL EXTERIOR | 55,000 | | 55,000 |
| BECAS DE ESTUDIO | 17,997 | | 17,997 |
| SECRETARÍA NACIONAL DE DISCAPACIDAD | | 7,223,342 | 7,223,342 |
| INSTITUTO NACIONAL DE LA MUJER | | 6,128,002 | 6,128,002 |
| SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA | | 6,383,765 | 6,383,765 |
| | | | |
| TRIBUNAL ADMINISTRATIVO TRIBUTARIO | 51,000 | | 51,000 |
| A PERSONAS | 10,000 | | 10,000 |
| BECAS DE ESTUDIO | 40,000 | | 40,000 |
| AL EXTERIOR | 1,000 | | 1,000 |
| | | | |
| MINISTERIO DE AMBIENTE | 1,588,500 | | 1,588,500 |
| A PERSONAS | 20,000 | | 20,000 |
| BECAS DE ESTUDIO | 17,700 | | 17,700 |
| AL EXTERIOR | 1,050,800 | | 1,050,800 |
| A INSTITUCIONES PRIVADAS | 500,000 | | 500,000 |
| | | | |
| ÓRGANO JUDICIAL | 751,940 | | 751,940 |
| PENSIONES Y JUBILACIONES | 75,000 | | 75,000 |
| BECAS DE ESTUDIO | 360,190 | | 360,190 |
| A PERSONAS | 316,750 | | 316,750 |
| | | | |
| PROCURADURÍA GENERAL DE LA NACIÓN | 1,625,281 | | 1,625,281 |
| PENSIONES Y JUBILACIONES | 480,281 | | 480,281 |
| BECAS DE ESTUDIO | 1,145,000 | | 1,145,000 |
| | | | |
| PROCURADURÍA DE LA ADMINISTRACIÓN | 145,000 | | 145,000 |
| BECAS DE ESTUDIO | 145,000 | | 145,000 |
| | | | |
| TRIBUNAL ELECTORAL | 20,104,347 | | 20,104,347 |
| PENSIONES Y JUBILACIONES | 45,000 | | 45,000 |
| A PERSONAS | 858,625 | | 858,625 |
| BECAS DE ESTUDIO | 416,558 | | 416,558 |
| A INSTITUCIONES PRIVADAS | 18,074,164 | | 18,074,164 |
| AL EXTERIOR | 10,000 | | 10,000 |
| MUNICIPALIDADES Y JUNTAS COMUNALES | 700,000 | | 700,000 |
| | | | |
| FISCALÍA GENERAL ELECTORAL | 81,000 | | 81,000 |
| BECAS DE ESTUDIO | 81,000 | | 81,000 |



| | | |
|---|---:|---:|
| OTROS GASTOS DE LA ADMINISTRACIÓN | 93,321 | 93,321 |
| BECAS DE ESTUDIO | 93,321 | 93,321 |
| | | |
| TRIBUNAL DE CUENTAS | 71,572 | 71,572 |
| A PERSONAS | 55,297 | 55,297 |
| BECAS DE ESTUDIO | 16,275 | 16,275 |
| | | |
| FISCALÍA GENERAL DE CUENTAS | 39,200 | 39,200 |
| BECAS DE ESTUDIO | 39,200 | 39,200 |
| | | |
| DEFENSORÍA DEL PUEBLO | 25,350 | 25,350 |
| A PERSONAS | 6,500 | 6,500 |
| A INSTITUCIONES PRIVADAS | 5,250 | 5,250 |
| AL EXTERIOR | 8,800 | 8,800 |
| BECAS DE ESTUDIO | 4,800 | 4,800 |

ARTÍCULO 40. Se aprueban las transferencias de capital de acuerdo con el siguiente detalle:

| CÓDIGO | INSTITUCIÓN | MONTO |
|---|---|---:|
| | TOTAL TRANSFERENCIAS DE CAPITAL | 1,447,001,016 |
| | | |
| 03 | MINISTERIO DE LA PRESIDENCIA | 52,659,758 |
| | AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL | 11,938,858 |
| | SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN | 40,720,900 |
| | | |
| 07 | MINISTERIO DE EDUCACIÓN | 320,058,356 |
| | UNIVERSIDAD DE PANAMÁ | 4,500,000 |
| | UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ | 4,291,400 |
| | INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL | 2,024,200 |
| | INSTITUTO PANAMEÑO DE DEPORTES | 53,129,190 |
| | SISTEMA ESTATAL DE RADIO Y TELEVISIÓN | 36,800 |
| | INSTITUTO NACIONAL DE CULTURA | 13,754,000 |
| | IFARHU | 210,287,460 |
| | UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ | 5,190,606 |
| | UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS | 2,874,000 |
| | UNIVERSIDAD TECNOLÓGICA DE PANAMÁ | 22,310,700 |
| | INSTITUTO TÉCNICO SUPERIOR ESPECIALIZADO | 1,660,000 |
| | | |
| 08 | MINISTERIO DE COMERCIO E INDUSTRIAS | 107,693,898 |
| | AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA | 5,637,700 |
| | AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA | 745,500 |
| | AUTORIDAD DE TURISMO DE PANAMÁ | 99,310,698 |
| | AGENCIA PANAMÁ-PACÍFICO | 2,000,000 |
| | | |
| 09 | MINISTERIO DE OBRAS PÚBLICAS | 587,800,000 |
| | EMPRESA METRO DE PANAMÁ, S.A. | 587,800,000 |
| | | |
| 10 | MINISTERIO DE DESARROLLO AGROPECUARIO | 54,876,530 |
| | EMPRESAS MERCADOS NACIONALES DE LA CADENA DE FRÍO | 4,302,000 |
| | BANCO DE DESARROLLO AGROPECUARIO (LEY 24) | 3,550,000 |
| | INSTITUTO DE INVESTIGACIÓN AGROPECUARIA DE PANAMÁ | 7,045,235 |
| | AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ | 1,571,480 |
| | INSTITUTO DE MERCADEO AGROPECUARIO | 38,407,815 |
| | | |
| 12 | MINISTERIO DE SALUD | 196,853,100 |
| | AUTORIDAD DE PANAMEÑA DE SEGURIDAD DE ALIMENTOS | 425,000 |
| | AUTORIDAD DE ASEO URBANO Y DOMICILIARIO | 17,720,000 |
| | INST. DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES | 173,376,400 |
| | INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD | 5,331,700 |
| | | |
| 14 | MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL | 99,200 |
| | AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS | 99,200 |



| | | |
|---|---|---|
| 16 | MINISTERIO DE ECONOMÍA Y FINANZAS | 118,940,606 |
| | AUTORIDAD NACIONAL DE ADUANAS | 5,201,400 |
| | DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS | 1,017,112 |
| | BENEMÉRITO CUERPO DE BOMBEROS DE LA REP. DE PANAMÁ | 25,847,644 |
| | AUTORIDAD MARÍTIMA DE PANAMÁ | 86,874,450 |
| 17 | MINISTERIO DE GOBIERNO | 4,317,475 |
| | AUTORIDAD DE PASAPORTES DE PANAMÁ | 2,217,475 |
| | AUTORIDAD AERONÁUTICA CIVIL | 2,100,000 |
| 21 | MINISTERIO DE DESARROLLO SOCIAL | 3,702,093 |
| | SECRETARÍA NACIONAL DE DISCAPACIDAD | 2,023,999 |
| | INSTITUTO NACIONAL DE LA MUJER | 1,030,059 |
| | SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA | 648,035 |

27



## CAPÍTULO XXIX
## FONDO LEY DE SEGURO EDUCATIVO

**ARTÍCULO 41.** Los recursos provenientes del Seguro Educativo a que se refiere el Decreto de Gabinete 168 de 27 de julio de 1971, reformado por las leyes 24 de 21 de julio de 1980, 18 de 29 de septiembre de 1983; 13 de 28 de julio de 1987 y 16 de 29 de noviembre de 1987, y modificados por la Ley 49 de 18 de septiembre de 2002, cuyo destino específico lo constituyen programas de educación y formación de mano de obra, se asignan para el 2019, según el siguiente detalle:

| INSTITUCIÓN | MONTO |
|---|---|
| TOTAL INGRESOS AUTORIZADOS | 389,599,700.00 |
| FONDO DE SEGURO EDUCATIVO | 389,599,700.00 |
| Ingresos Tribuarios | 389,599,700.00 |
| Impuestos Directos | 389,599,700.00 |
| Seguro Educativo | 389,599,700.00 |
| | |
| MINISTERIO DE EDUCACIÓN | 126,522,500.00 |
| Educación Agropecuaria | 18,486,500.00 |
| Fondo Exon. de Matrícula (27%) | 105,191,900.00 |
| Capacitación Gremial Docente | 2,844,100.00 |
| | |
| MINISTERIO DE TRABAJO Y DESARROLLO LABORAL | 14,220,400.00 |
| Educación Sindical | 14,220,400.00 |
| | |
| IFARHU | 164,956,500.00 |
| Becas | 133,835,070.00 |
| Créditos Educativos | 31,121,430.00 |
| | |
| SISTEMA ESTATAL DE RADIO Y TELEVISIÓN | 17,064,500.00 |
| Gastos de Funcionamiento | 14,290,100.00 |
| Gastos de Inversión | 2,774,400.00 |
| | |
| INSTITUTO NAL. DE FORMACIÓN PROF. Y CAP. PARA EL D | 52,615,400.00 |
| Programas Regulares 14% | 39,883,595.00 |
| Cap. Y Educ. Rec. Humano (COSPAE) 3.0% | 8,532,200.00 |
| Formación Dual 1.5% | 4,199,605.00 |
| | |
| INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO | 14,220,400.00 |
| Gastos de Funcionamiento | 14,037,600.00 |
| Gastos de Inversión | 182,800.00 |



## TÍTULO III
## PRESUPUESTOS DE LAS INSTITUCIONES DESCENTRALIZADAS

## CAPÍTULO I
## RESUMEN DE LOS PRESUPUESTOS DE LAS INSTITUCIONES DESCENTRALIZADAS

**ARTÍCULO 42.** Se aprueban los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2019, cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas:

| | INGRESOS | | | GASTOS | | |
|---|---|---|---|---|---|---|
| INSTITUCIONES | CORRIENTES | DE CAPITAL | TOTAL | CORRIENTES | DE CAPITAL | TOTAL |
| TOTAL | 5,817,135,478 | 616,398,907 | 6,433,534,385 | 5,184,934,183 | 1,248,600,202 | 6,433,534,385 |
| AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA | 6,594,600 | 5,637,700 | 12,232,300 | 6,594,600 | 5,637,700 | 12,232,300 |
| AUTORIDAD DEL TRANSITO Y TRANSPORTE TERRESTRE | 186,212,500 | 0 | 186,212,500 | 159,187,771 | 27,024,729 | 186,212,500 |
| AUTORIDAD NACIONAL DE LOS SERVICIOS PUBLICOS | 25,000,000 | 0 | 25,000,000 | 21,944,000 | 3,056,000 | 25,000,000 |
| AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS | 13,738,800 | 2,999,200 | 16,738,000 | 15,561,689 | 1,176,311 | 16,738,000 |
| AUTORIDAD NACIONAL DE ADUANAS | 37,831,600 | 5,201,400 | 43,033,000 | 37,831,600 | 5,201,400 | 43,033,000 |
| CAJA DE SEGURO SOCIAL | 4,438,500,624 | 0 | 4,438,500,624 | 4,036,610,680 | 401,889,944 | 4,438,500,624 |
| INSTITUTO CONMEMORATIVO GORGAS DE EST. DE LA SALUD | 12,795,200 | 15,831,700 | 28,626,900 | 12,795,200 | 15,831,700 | 28,626,900 |
| CEN. NAC. DE ESTUDIOS EN TÉCNICAS DE IMAGENES | 200,000 | 0 | 200,000 | 200,000 | 0 | 200,000 |
| AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEF COMP | 11,269,500 | 745,500 | 12,015,000 | 11,269,500 | 745,500 | 12,015,000 |
| CONSEJO DE ADMINISTRACIÓN DEL SIACAP | 1,684,000 | 0 | 1,684,000 | 1,597,000 | 87,000 | 1,684,000 |
| INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO RH | 176,915,700 | 227,820,300 | 404,736,000 | 26,862,333 | 377,873,667 | 404,736,000 |
| SECRETARÍA NACIONAL DE DISCAPACIDAD | 7,223,342 | 2,023,999 | 9,247,341 | 7,223,342 | 2,023,999 | 9,247,341 |
| AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS | 8,135,700 | 425,000 | 8,560,700 | 8,121,700 | 439,000 | 8,560,700 |
| INSTITUTO DE INVESTIGACIÓN AGROPECUARIA DE PANAMÁ | 11,775,465 | 7,545,235 | 19,320,700 | 11,663,465 | 7,657,235 | 19,320,700 |
| AUTORIDAD DE LOS RECURSOS ACUATICOS DE PANAMA | 9,177,320 | 1,571,480 | 10,748,800 | 9,174,073 | 1,574,727 | 10,748,800 |
| DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS | 3,670,637 | 1,017,112 | 4,687,749 | 3,670,637 | 1,017,112 | 4,687,749 |

| INSTITUCIONES | INGRESOS | | | GASTOS | | |
|---|---|---|---|---|---|---|
| | CORRIENTES | DE CAPITAL | TOTAL | CORRIENTES | DE CAPITAL | TOTAL |
| TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚB. | 2,431,500 | 0 | 2,431,500 | 2,334,210 | 97,290 | 2,431,500 |
| INSTITUTO NACIONAL DE CULTURA | 24,709,691 | 22,754,000 | 47,463,691 | 24,393,841 | 23,069,850 | 47,463,691 |
| SISTEMA ESTATAL DE RADIO Y TELEVISIÓN | 17,414,500 | 1,536,800 | 18,951,300 | 14,640,100 | 4,311,200 | 18,951,300 |
| SECRETARÍA NAC. DE CIENCIA, TECN. E INNOVACIÓN | 7,301,100 | 51,475,900 | 58,777,000 | 7,301,100 | 51,475,900 | 58,777,000 |
| INSTITUTO NACIONAL DE LA MUJER | 6,128,002 | 1,030,059 | 7,158,061 | 6,128,002 | 1,030,059 | 7,158,061 |
| SECRETARÍA NAC. DE NIÑEZ, ADOLESCENCIA Y FAMILIA | 6,383,765 | 648,035 | 7,031,800 | 6,383,765 | 648,035 | 7,031,800 |
| INSTITUTO PANAMEÑO DE DEPORTES | 22,962,514 | 53,129,190 | 76,091,704 | 22,962,514 | 53,129,190 | 76,091,704 |
| INADEH | 52,771,500 | 0 | 52,771,500 | 18,488,735 | 34,282,765 | 52,771,500 |
| INSTITUTO TÉCNICO SUPERIOR ESPECIALIZADO | 7,510,800 | 1,660,000 | 9,170,800 | 7,510,800 | 1,660,000 | 9,170,800 |
| INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL | 54,731,400 | 2,024,200 | 56,755,600 | 54,517,900 | 2,237,700 | 56,755,600 |
| AUTORIDAD DE PASAPORTES DE PANAMÁ | 3,426,625 | 2,217,475 | 5,644,100 | 3,426,625 | 2,217,475 | 5,644,100 |
| INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO | 15,951,200 | 0 | 15,951,200 | 14,519,124 | 1,432,076 | 15,951,200 |
| AUTORIDAD DE TURISMO DE PANAMÁ | 34,181,006 | 99,310,698 | 133,491,704 | 33,971,006 | 99,520,698 | 133,491,704 |
| AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUB. | 8,091,626 | 18,879,574 | 26,971,200 | 8,091,626 | 18,879,574 | 26,971,200 |
| REGISTRO PÚBLICO DE PANAMÁ | 74,166,800 | 3,000,000 | 77,166,800 | 69,175,400 | 7,991,400 | 77,166,800 |
| AUTORIDAD NAL. DE TRANSPARENCIA Y ACCESO INFOR. | 2,484,400 | 0 | 2,484,400 | 2,406,500 | 77,900 | 2,484,400 |
| BENEMÉRITO CUERPO DE BOMBEROS DE LA REP. DE PANAMÁ | 53,688,660 | 25,847,644 | 79,536,304 | 53,318,660 | 26,217,644 | 79,536,304 |
| UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ | 67,558,800 | 6,791,400 | 74,350,200 | 66,904,700 | 7,445,500 | 74,350,200 |
| UNIVERSIDAD DE PANAMÁ | 266,343,890 | 20,400,000 | 286,743,890 | 262,338,890 | 24,405,000 | 286,743,890 |
| UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ | 10,074,411 | 5,190,606 | 15,265,017 | 9,502,811 | 5,762,206 | 15,265,017 |

|  | INGRESOS | | | GASTOS | | |
|---|---|---|---|---|---|---|
| INSTITUCIONES | CORRIENTES | DE CAPITAL | TOTAL | CORRIENTES | DE CAPITAL | TOTAL |
| UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS | 25,511,000 | 3,374,000 | 28,885,000 | 25,402,744 | 3,482,256 | 28,885,000 |
| UNIVERSIDAD TECNOLÓGICA DE PANAMÁ | 101,857,300 | 26,310,700 | 128,168,000 | 100,390,300 | 27,777,700 | 128,168,000 |
| ZONA FRANCA DEL BARU | 730,000 | 0 | 730,000 | 517,240 | 212,760 | 730,000 |

**ARTÍCULO 43.** Se aprueban los gastos corrientes de los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2019, cuya composición se expresa a continuación en Balboas:

| INSTITUCIONES | GASTOS CORRIENTES | | | | | |
|---|---|---|---|---|---|---|
|  | OPERACIÓN | TRANSFERENCIAS CORRIENTES | APORTE AL FISCO | SUBSIDIOS | INTERESES DE LA DEUDA | TOTAL |
| TOTAL | 2,889,095,716 | 2,112,781,467 | 80,177,000 | 102,870,000 | 10,000 | 5,184,934,183 |
| AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA | 6,541,600 | 53,000 | 0 | 0 | 0 | 6,594,600 |
| AUTORIDAD DEL TRANSITO Y TRANSPORTE TERRESTRE | 29,476,971 | 22,040,800 | 5,000,000 | 102,670,000 | 0 | 159,187,771 |
| AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS | 21,215,500 | 528,500 | 0 | 200,000 | 0 | 21,944,000 |
| AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS | 15,510,189 | 51,500 | 0 | 0 | 0 | 15,561,689 |
| AUTORIDAD NACIONAL DE ADUANAS | 37,595,600 | 236,000 | 0 | 0 | 0 | 37,831,600 |
| CAJA DE SEGURO SOCIAL | 1,975,056,693 | 2,061,553,987 | 0 | 0 | 0 | 4,036,610,680 |
| INSTITUTO CONMEMORATIVO GORGAS DE EST. DE LA SALUD | 12,321,900 | 473,300 | 0 | 0 | 0 | 12,795,200 |
| CEN. NAC. DE ESTUDIOS EN TÉCNICAS DE IMÁGENES | 200,000 | 0 | 0 | 0 | 0 | 200,000 |
| AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEF. COMP | 10,821,026 | 448,474 | 0 | 0 | 0 | 11,269,500 |
| CONSEJO DE ADMINISTRACION DEL SIACAP | 1,524,100 | 72,900 | 0 | 0 | 0 | 1,597,000 |
| INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO RH | 25,974,875 | 887,458 | 0 | 0 | 0 | 26,862,333 |
| SECRETARÍA NACIONAL DE DISCAPACIDAD | 6,271,082 | 952,260 | 0 | 0 | 0 | 7,223,342 |

31



| INSTITUCIONES | GASTOS CORRIENTES | | | | | |
|---|---|---|---|---|---|---|
| | OPERACIÓN | TRANSFERENCIAS CORRIENTES | APORTE AL FISCO | SUBSIDIOS | INTERESES DE LA DEUDA | TOTAL |
| AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS | 8,106,700 | 15,000 | 0 | 0 | 0 | 8,121,700 |
| INSTITUTO DE INVESTIGACIÓN AGROPECUARIA DE PANAMÁ | 11,406,665 | 256,800 | 0 | 0 | 0 | 11,663,465 |
| AUTORIDAD DE LOS RECURSOS ACUATICOS DE PANAMA | 8,281,086 | 892,987 | 0 | 0 | 0 | 9,174,073 |
| DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS | 3,620,637 | 50,000 | 0 | 0 | 0 | 3,670,637 |
| TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚB. | 2,315,210 | 19,000 | 0 | 0 | 0 | 2,334,210 |
| INSTITUTO NACIONAL DE CULTURA | 21,459,429 | 2,934,412 | 0 | 0 | 0 | 24,393,841 |
| SISTEMA ESTATAL DE RADIO Y TELEVISIÓN | 14,508,000 | 132,100 | 0 | 0 | 0 | 14,640,100 |
| SECRETARÍA NAC DE CIENCIA, TECN. E INNOVACIÓN | 7,236,100 | 65,000 | 0 | 0 | 0 | 7,301,100 |
| INSTITUTO NACIONAL DE LA MUJER | 5,930,103 | 197,899 | 0 | 0 | 0 | 6,128,002 |
| SECRETARÍA NAC. DE NIÑEZ, ADOLESCENCIA Y FAMILIA | 6,377,965 | 5,800 | 0 | 0 | 0 | 6,383,765 |
| INSTITUTO PANAMEÑO DE DEPORTES | 17,818,035 | 5,144,479 | 0 | 0 | 0 | 22,962,514 |
| INADEH | 18,016,535 | 472,200 | 0 | 0 | 0 | 18,488,735 |
| INSTITUTO TÉCNICO SUPERIOR ESPECIALIZADO | 7,400,800 | 110,000 | 0 | 0 | 0 | 7,510,800 |
| INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL | 53,282,900 | 1,235,000 | 0 | 0 | 0 | 54,517,900 |
| AUTORIDAD DE PASAPORTES DE PANAMÁ | 3,404,135 | 22,490 | 0 | 0 | 0 | 3,426,625 |
| INSTITUTO PANAMEÑO AUTONOMO COOPERATIVO | 13,859,824 | 659,300 | 0 | 0 | 0 | 14,519,124 |
| AUTORIDAD DE TURISMO DE PANAMÁ | 12,226,006 | 245,000 | 21,500,000 | 0 | 0 | 33,971,006 |
| AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUB. | 7,920,326 | 171,300 | 0 | 0 | 0 | 8,091,626 |
| REGISTRO PUBLICO DE PANAMA | 15,104,400 | 394,000 | 53,677,000 | 0 | 0 | 69,175,400 |
| AUTORIDAD. NAL. DE TRANSPARENCIA Y ACCESO INFOR. | 2,229,800 | 176,700 | 0 | 0 | 0 | 2,406,500 |

32



| INSTITUCIONES | GASTOS CORRIENTES | | | | | |
|---|---|---|---|---|---|---|
| | OPERACIÓN | TRANSFERENCIAS CORRIENTES | APORTE AL FISCO | SUBSIDIOS | INTERESES DE LA DEUDA | TOTAL |
| BENEMÉRITO CUERPO DE BOMBEROS DE LA REP DE PANAMÁ | 43,524,719 | 9,793,941 | 0 | 0 | 0 | 53,318,660 |
| UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ | 66,748,400 | 156,300 | 0 | 0 | 0 | 66,904,700 |
| UNIVERSIDAD DE PANAMÁ | 261,270,090 | 1,068,800 | 0 | 0 | 0 | 262,338,890 |
| UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMA | 9,281,911 | 220,900 | 0 | 0 | 0 | 9,502,811 |
| UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS | 25,160,244 | 242,500 | 0 | 0 | 0 | 25,402,744 |
| UNIVERSIDAD TECNOLÓGICA DE PANAMÁ | 99,630,300 | 750,000 | 0 | 0 | 10,000 | 100,390,300 |
| ZONA FRANCA DEL BARÚ | 465,860 | 51,380 | 0 | 0 | 0 | 517,240 |

**ARTÍCULO 44.** Se aprueban los gastos de capital de los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2019, cuya composición se expresa a continuación en Balboas:

| INSTITUCIONES | GASTOS DE CAPITAL | | | | |
|---|---|---|---|---|---|
| | INVERSIONES | OTROS GASTOS DE CAPITAL | TRANSFERENCIAS DE CAPITAL | AMORTIZACION DE LA DEUDA | TOTAL |
| AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA | 5,637,700 | 0 | 0 | 0 | 5,637,700 |
| AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE | 26,503,729 | 521,000 | 0 | 0 | 27,024,729 |
| AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS | 3,055,500 | 500 | 0 | 0 | 3,056,000 |
| AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS | 1,176,311 | 0 | 0 | 0 | 1,176,311 |
| AUTORIDAD NACIONAL DE ADUANAS | 5,201,400 | 0 | 0 | 0 | 5,201,400 |
| CAJA DE SEGURO SOCIAL | 401,889,944 | 0 | 0 | 0 | 401,889,944 |
| INSTITUTO CONMEMORATIVO GORGAS DE EST DE LA SALUD | 15,831,700 | 0 | 0 | 0 | 15,831,700 |
| AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEF COMP | 745,500 | 0 | 0 | 0 | 745,500 |
| CONSEJO DE ADMINISTRACION DEL SIACAP | 0 | 87,000 | 0 | 0 | 87,000 |
| INSTITUTO PARA LA FORMACION Y APROVECHAMIENTO RH | 377,873,667 | 0 | 0 | 0 | 377,873,667 |
| SECRETARÍA NACIONAL DE DISCAPACIDAD | 2,023,999 | 0 | 0 | 0 | 2,023,999 |
| AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS | 439,000 | 0 | 0 | 0 | 439,000 |

33

| | GASTOS DE CAPITAL | | | | |
|---|---|---|---|---|---|
| INSTITUCIONES | INVERSIONES | OTROS GASTOS DE CAPITAL | TRANSFERENCIAS DE CAPITAL | AMORTIZACION DE LA DEUDA | TOTAL |
| INSTITUTO DE INVESTIGACION AGROPECUARIA DE PANAMÁ | 7,657,235 | 0 | 0 | 0 | 7,657,235 |
| AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMA | 1,574,727 | 0 | 0 | 0 | 1,574,727 |
| DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS | 1,017,112 | 0 | 0 | 0 | 1,017,112 |
| TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PUB. | 0 | 97,290 | 0 | 0 | 97,290 |
| INSTITUTO NACIONAL DE CULTURA | 23,069,850 | 0 | 0 | 0 | 23,069,850 |
| SISTEMA ESTATAL DE RADIO Y TELEVISIÓN | 4,311,200 | 0 | 0 | 0 | 4,311,200 |
| SECRETARÍA NAC. DE CIENCIA, TECN. E INNOVACIÓN | 51,475,900 | 0 | 0 | 0 | 51,475,900 |
| INSTITUTO NACIONAL DE LA MUJER | 1,030,059 | 0 | 0 | 0 | 1,030,059 |
| SECRETARÍA NAC. DE NIÑEZ, ADOLESCENCIA Y FAMILIA | 648,035 | 0 | 0 | 0 | 648,035 |
| INSTITUTO PANAMEÑO DE DEPORTES | 53,129,190 | 0 | 0 | 0 | 53,129,190 |
| INADEH | 34,282,765 | 0 | 0 | 0 | 34,282,765 |
| INSTITUTO TÉCNICO SUPERIOR ESPECIALIZADO | 1,660,000 | 0 | 0 | 0 | 1,660,000 |
| INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL | 2,024,200 | 213,500 | 0 | 0 | 2,237,700 |
| AUTORIDAD DE PASAPORTES DE PANAMÁ | 2,217,475 | 0 | 0 | 0 | 2,217,475 |
| INSTITUTO PANAMEÑO AUTONOMO COOPERATIVO | 1,432,076 | 0 | 0 | 0 | 1,432,076 |
| AUTORIDAD DE TURISMO DE PANAMA | 99,520,698 | 0 | 0 | 0 | 99,520,698 |
| AUTORIDAD NACIONAL PARA LA INNOVACION GUB | 18,879,574 | 0 | 0 | 0 | 18,879,574 |
| REGISTRO PÚBLICO DE PANAMA | 7,991,400 | 0 | 0 | 0 | 7,991,400 |
| AUTORIDAD NAL. DE TRANSPARENCIA Y ACCESO INFOR. | 0 | 77,900 | 0 | 0 | 77,900 |
| BENEMERITO CUERPO DE BOMBEROS DE LA REP DE PANAMA | 26,217,644 | 0 | 0 | 0 | 26,217,644 |
| UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ | 7,445,500 | 0 | 0 | 0 | 7,445,500 |
| UNIVERSIDAD DE PANAMÁ | 21,783,600 | 2,621,400 | 0 | 0 | 24,405,000 |
| UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ | 5,762,206 | 0 | 0 | 0 | 5,762,206 |
| UNIVERSIDAD ESPECIALIZADA DE LAS AMERICAS | 3,482,256 | 0 | 0 | 0 | 3,482,256 |
| UNIVERSIDAD TECNOLÓGICA DE PANAMÁ | 26,477,700 | 1,300,000 | 0 | 0 | 27,777,700 |

34

| | GASTOS DE CAPITAL | | | | |
|---|---|---|---|---|---|
| INSTITUCIONES | INVERSIONES | OTROS GASTOS DE CAPITAL | TRANSFERENCIAS DE CAPITAL | AMORTIZACION DE LA DEUDA | TOTAL |
| ZONA FRANCA DEL BARU | 200.000 | 12,760 | 0 | 0 | 212,760 |

## CAPÍTULO II
## 1.02 AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA

**ARTÍCULO 45.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA para la vigencia fiscal de 2019:

| | |
|---|---|
| Ingresos Totales | 12,232,300 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 12,232,300 |
| | |
| Gastos | 12,232,300 |

**ARTÍCULO 46.** El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| | | |
|---|---|---|
| 1.02.0.0.0.0.00 | AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA | 12,232,300 |
| 1.02.1.0.0.0.00 | INGRESOS CORRIENTES | 6,594,600 |
| 1.02.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 6,594,600 |
| 1.02.1.2.3.0.00 | TRANSFERENCIAS CORRIENTES | 6,594,600 |
| 1.02.1.2.3.1.00 | GOBIERNO CENTRAL | 6,594,600 |
| 1.02.1.2.3.1.08 | MINISTERIO DE COMERCIO E INDUSTRIAS | 6,594,600 |
| 1.02.2.0.0.0.00 | INGRESOS DE CAPITAL | 5,637,700 |
| 1.02.2.3.0.0.00 | OTROS INGRESOS DE CAPITAL | 5,637,700 |
| 1.02.2.3.2.0.00 | TRANSFERENCIA DE CAPITAL | 5,637,700 |
| 1.02.2.3.2.1.00 | GOBIERNO CENTRAL | 5,637,700 |
| 1.02.2.3.2.1.08 | TRANSFERENCIA DE CAPITAL MICI. | 5,637,700 |

**ARTÍCULO 47.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Dirección y Administración General | 5,016,567 |
| Fomento y Desarrollo | 1,578,033 |
| Total del Presupuesto de Funcionamiento | 6,594,600 |
| **Inversión** | |
| Garantías | 1,160,200 |
| Capacitación y Asistencia Técnica | 1,977,500 |
| Microcrédito | 500,000 |
| Capital Semilla | 2,000,000 |
| Total del Presupuesto de Inversión | 5,637,700 |
| TOTAL DEL PRESUPUESTO DE GASTOS | 12,232,300 |

## CAPÍTULO III
## 1.03 AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE

**ARTÍCULO 48.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE para la vigencia fiscal de 2019:

35



| | |
|---|---|
| Ingresos Totales | 186,212,500 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 186,212,500 |
| | |
| Gastos | 186,212,500 |

**ARTÍCULO 49.** El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| | | |
|---|---|---|
| 1.03.0.0.0.0.00 | AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE | 186,212,500 |
| 1.03.1.0.0.0.00 | INGRESOS CORRIENTES | 186,212,500 |
| 1.03.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 186,212,500 |
| 1.03.1.2.3.0.00 | TRANSFERENCIAS CORRIENTES | 126,920,000 |
| 1.03.1.2.3.1.00 | GOBIERNO CENTRAL | 124,170,000 |
| 1.03.1.2.3.1.17 | MINISTERIO DE GOBIERNO | 124,170,000 |
| 1.03.1.2.3.7.00 | SECTOR PRIVADO | 2,750,000 |
| 1.03.1.2.3.7.08 | 1% APORTE DE ASEGURADORAS | 2,750,000 |
| 1.03.1.2.4.0.00 | TASAS Y DERECHOS | 14,879,000 |
| 1.03.1.2.4.1.00 | DERECHOS | 10,132,500 |
| 1.03.1.2.4.1.55 | LICENCIA PARA CONDUCTOR | 10,132,500 |
| 1.03.1.2.4.2.00 | TASAS | 4,746,500 |
| 1.03.1.2.4.2.09 | REVISIÓN DE VEHÍCULOS | 4,746,500 |
| 1.03.1.2.6.0.00 | INGRESOS VARIOS | 44,413,500 |
| 1.03.1.2.6.0.00 | INGRESOS VARIOS | 44,413,500 |
| 1.03.1.2.6.0.14 | MULTAS DE TRÁNSITO | 31,399,900 |
| 1.03.1.2.6.0.25 | COLISIONES | 1,863,600 |
| 1.03.1.2.6.0.99 | OTROS INGRESOS VARIOS | 11,150,000 |

**ARTÍCULO 50.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Dirección y Administración General | 11,812,538 |
| Desarrollo del Transporte y Operación | 18,726,233 |
| Tranferencias | 5,000,000 |
| Subsidios | 21,500,000 |
| Subsidios TMPSA | 102,670,000 |
| Total del Presupuesto de Funcionamiento | 159,708,771 |
| **Inversión** | |
| Fortalec./Tránsito y Transp. Terrestre | 26,503,729 |
| Total del Presupuesto de Inversión | 26,503,729 |
| TOTAL DEL PRESUPUESTO DE GASTOS | 186,212,500 |

## CAPÍTULO IV
## 1.06 AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS

**ARTÍCULO 51.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS para la vigencia fiscal de 2019:

| | |
|---|---|
| Ingresos Totales | 25,000,000 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 25,000,000 |
| | |
| Gastos | 25,000,000 |

**ARTÍCULO 52.** El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| | | |
|---|---|---|
| 1.06.0.0.0.0.00 | AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS | 25,000,000 |
| 1.06.1.0.0.0.00 | INGRESOS CORRIENTES | 25,000,000 |
| 1.06.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 25,000,000 |
| 1.06.1.2.4.0.00 | TASAS Y DERECHOS | 24,850,000 |
| 1.06.1.2.4.2.00 | TASAS | 24,850,000 |
| 1.06.1.2.4.2.49 | TASA DE REGULACIÓN DE LOS SERV. | 23,550,000 |
| 1.06.1.2.4.2.68 | TASA DE PORTABILIDAD NUMÉRICA | 1,300,000 |
| 1.06.1.2.6.0.00 | INGRESOS VARIOS | 150,000 |
| 1.06.1.2.6.0.00 | INGRESOS VARIOS | 150,000 |
| 1.06.1.2.6.0.99 | OTROS INGRESOS VARIOS | 150,000 |

**ARTÍCULO 53.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| Funcionamiento | |
| Dirección y Administración General | 11,045,072 |
| Regulación de los Servicios Públicos | 10,899,428 |
| Total del Presupuesto de Funcionamiento | 21,944,500 |
| Inversión | |
| Admón. y Reg. de los Servicios Públicos | 3,055,500 |
| Total del Presupuesto de Inversión | 3,055,500 |
| TOTAL DEL PRESUPUESTO DE GASTOS | 25,000,000 |

## CAPÍTULO V
## 1.07 AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS

**ARTÍCULO 54.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS para la vigencia fiscal de 2019:

| | |
|---|---|
| Ingresos Totales | 16,738,000 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 16,738,000 |
| | |
| Gastos | 16,738,000 |

**ARTÍCULO 55.** El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| | | |
|---|---|---|
| 1.07.0.0.0.0.00 | AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS | 16,738,000 |
| 1.07.1.0.0.0.00 | INGRESOS CORRIENTES | 13,738,800 |
| 1.07.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 13,738,800 |
| 1.07.1.2.1.0.00 | RENTA DE ACTIVOS | 225,000 |
| 1.07.1.2.1.3.00 | INGRESOS POR VENTA DE BIENES | 225,000 |
| 1.07.1.2.1.3.10 | IMPRESOS Y FORMULARIOS | 225,000 |
| 1.07.1.2.3.0.00 | TRANSFERENCIAS CORRIENTES | 12,823,800 |
| 1.07.1.2.3.1.00 | GOBIERNO CENTRAL | 12,823,800 |
| 1.07.1.2.3.1.14 | MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL | 12,823,800 |
| 1.07.1.2.4.0.00 | TASAS Y DERECHOS | 640,000 |



| | | |
|---|---|---|
| 1.07.1.2.4.2.00 | TASAS | 640,000 |
| 1.07.1.2.4.2.15 | INSPECCIONES Y AVALÚOS | 500,000 |
| 1.07.1.2.4.2.20 | EXPEDICIÓN DE DOCUMENTOS | 90,000 |
| 1.07.1.2.4.2.21 | REFRENDO DE DOCUMENTOS | 50,000 |
| 1.07.1.2.6.0.00 | INGRESOS VARIOS | 50,000 |
| 1.07.1.2.6.0.00 | INGRESOS VARIOS | 50,000 |
| 1.07.1.2.6.0.99 | OTROS INGRESOS VARIOS | 50,000 |
| 1.07.2.0.0.0.00 | INGRESOS DE CAPITAL | 2,999,200 |
| 1.07.2.1.0.0.00 | RECURSOS DEL PATRIMONIO | 2,900,000 |
| 1.07.2.1.1.0.00 | VENTA DE ACTIVOS | 2,900,000 |
| 1.07.2.1.1.1.00 | VENTA DE BIENES INMUEBLES | 2,900,000 |
| 1.07.2.1.1.1.05 | VENTA DE TERRENO | 2,900,000 |
| 1.07.2.3.0.0.00 | OTROS INGRESOS DE CAPITAL | 99,200 |
| 1.07.2.3.2.0.00 | TRANSFERENCIA DE CAPITAL | 99,200 |
| 1.07.2.3.2.1.00 | GOBIERNO CENTRAL | 99,200 |
| 1.07.2.3.2.1.14 | MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL | 99,200 |

**ARTÍCULO 56.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS para la vigencia fiscal 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Dirección y Administración General | 5,143,573 |
| Administración de Tierras | 10,418,116 |
| Total del Presupuesto de Funcionamiento | 15,561,689 |
| **Inversión** | |
| Programa Nal. de Titulación de Tierra | 1,176,311 |
| Total del Presupuesto de Inversión | 1,176,311 |
| TOTAL DEL PRESUPUESTO DE GASTOS | 16,738,000 |

## CAPÍTULO VI
### 1.09 AUTORIDAD NACIONAL DE ADUANAS

**ARTÍCULO 57.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE ADUANAS para la vigencia fiscal de 2019:

| | |
|---|---|
| Ingresos Totales | 43,033,000 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 43,033,000 |
| Gastos | 43,033,000 |

**ARTÍCULO 58.** El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| | | |
|---|---|---|
| 1.09.0.0.0.0.00 | AUTORIDAD NACIONAL DE ADUANAS | 43,033,000 |
| 1.09.1.0.0.0.00 | INGRESOS CORRIENTES | 37,831,600 |
| 1.09.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 37,831,600 |
| 1.09.1.2.3.0.00 | TRANSFERENCIAS CORRIENTES | 37,831,600 |
| 1.09.1.2.3.1.00 | GOBIERNO CENTRAL | 37,831,600 |
| 1.09.1.2.3.1.16 | MINISTERIO DE ECONOMÍA Y FINANZAS | 37,831,600 |
| 1.09.2.0.0.0.00 | INGRESOS DE CAPITAL | 5,201,400 |
| 1.09.2.3.0.0.00 | OTROS INGRESOS DE CAPITAL | 5,201,400 |
| 1.09.2.3.2.0.00 | TRANSFERENCIA DE CAPITAL | 5,201,400 |
| 1.09.2.3.2.1.00 | GOBIERNO CENTRAL | 5,201,400 |
| 1.09.2.3.2.1.16 | MINISTERIO DE ECONOMÍA Y FINANZAS | 5,201,400 |

38

ARTÍCULO 59 . Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD NACIONAL DE ADUANAS para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Dirección y Administración General | 28,400,100 |
| Operaciones Aduaneras | 9,431,500 |
| Total del Presupuesto de Funcionamiento | 37,831,600 |
| **Inversión** | |
| Desarrollo del Sistema Aduanero | 5,201,400 |
| Total del Presupuesto de Inversión | 5,201,400 |
| TOTAL DEL PRESUPUESTO DE GASTOS | 43,033,000 |

## CAPÍTULO VII
## 1.10 CAJA DE SEGURO SOCIAL

ARTÍCULO 60. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la CAJA DE SEGURO SOCIAL para la vigencia fiscal de 2019:

| | |
|---|---|
| Ingresos Totales | 4,438,500,624 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 4,438,500,624 |
| Gastos | 4,438,500,624 |

ARTÍCULO 61. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| CODIGO | DETALLE | ASIGNADO |
|---|---|---|
| 1.10.0.0.0.0.00 | CAJA DE SEGURO SOCIAL | 4,438,500,624 |
| 1.10.1.0.0.0.00 | INGRESOS CORRIENTES | 4,438,500,624 |
| 1.10.1.1.0.0.00 | INGRESOS TRIBUTARIOS | 3,370,570,624 |
| 1.10.1.1.1.0.00 | IMPUESTOS DIRECTOS | 3,370,570,624 |
| 1.10.1.1.1.3.00 | CONTRIBUCIONES A LA SEGURIDAD SOCIAL | 3,370,570,624 |
| 1.10.1.1.1.3.01 | CUOTAS S.S. REGULAR Y ESPECIALES | 3,073,552,624 |
| 1.10.1.1.1.3.02 | PRIMAS DE SEGUROS-RIESGO PROFESIONALES | 297,018,000 |
| 1.10.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 768,211,000 |
| 1.10.1.2.1.0.00 | RENTA DE ACTIVOS | 538,000 |
| 1.10.1.2.1.1.00 | ARRENDAMIENTOS | 170,000 |
| 1.10.1.2.1.1.04 | DE VIVIENDAS | 170,000 |
| 1.10.1.2.1.4.00 | INGRESOS POR VENTAS DE SERVICIOS | 368,000 |
| 1.10.1.2.1.4.10 | PRIMA DE SEGUROS | 368,000 |
| 1.10.1.2.3.0.00 | TRANSFERENCIAS CORRIENTES | 531,484,000 |
| 1.10.1.2.3.1.00 | GOBIERNO CENTRAL | 531,484,000 |
| 1.10.1.2.3.1.12 | MINISTERIO DE SALUD | 531,484,000 |
| 1.10.1.2.6.0.00 | INGRESOS VARIOS | 236,189,000 |
| 1.10.1.2.6.0.00 | INGRESOS VARIOS | 236,189,000 |
| 1.10.1.2.6.0.01 | MULTAS, RECARGOS E INTERESES | 7,686,000 |
| 1.10.1.2.6.0.10 | VIGENCIAS EXPIRADAS | 168,396,000 |
| 1.10.1.2.6.0.24 | PLANILLA-PRESTACIONES FONDOS COMPLEMENT. | 39,656,000 |
| 1.10.1.2.6.0.99 | OTROS INGRESOS VARIOS | 20,451,000 |
| 1.10.1.3.0.0.00 | OTROS INGRESOS CORRIENTES | 299,719,000 |
| 1.10.1.3.1.0.00 | INTERESES Y COMIS. GANADAS S/PRÉSTAMOS | 3,282,000 |
| 1.10.1.3.1.0.00 | INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS | 3,282,000 |
| 1.10.1.3.1.0.14 | A INTERMEDIARIOS FINANCIEROS | 2,942,000 |
| 1.10.1.3.1.0.17 | A SECTOR PRIVADO | 340,000 |
| 1.10.1.3.2.0.00 | INTERESES Y COMIS. GANADAS S/ VALORES | 294,787,000 |
| 1.10.1.3.2.0.00 | INTERESES Y COMISIONES GANADOS | 294,787,000 |
| 1.10.1.3.2.0.14 | INTERMEDIARIOS FINANCIEROS | 59,459,000 |
| 1.10.1.3.2.0.21 | POR GOBIERNO CENTRAL | 235,328,000 |

| CODIGO | DETALLE | ASIGNADO |
|---|---|---|
| 1.10.1.3.3.0.00 | CONTRIBUCIONES FONDO DE PENSIONES | 1,650,000 |
| 1.10.1.3.3.0.00 | CONTRIBUCIÓN FONDOS DE PENSIONES | 1,650,000 |
| 1.10.1.3.3.0.01 | CAJA DE SEGURO SOCIAL JUBILADOS | 350,000 |
| 1.10.1.3.3.0.03 | PLAN DE RETIRO ANTICIPADO AUTOFINANCIABLE | 1,300,000 |

**ARTÍCULO 62.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la CAJA DE SEGURO SOCIAL para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Plan de Retiro Anticipado | 867,534 |
| Administración | 198,703,465 |
| Enfermedad y Maternidad | 1,598,177,991 |
| Invalidez, Vejez y Muerte | 1,901,744,200 |
| Riesgos Profesionales | 296,516,350 |
| Fondo Complementario | 39,656,000 |
| SIACAP | 595,140 |
| Fideicomiso IRHE - INTEL | 350,000 |
| **Total del Presupuesto de Funcionamiento** | **4,036,610,680** |
| **Inversión** | |
| Remod. y Const. de Estaciones. de Salud | 306,962,500 |
| Adquisición de Maquinaria y Equipos | 94,927,444 |
| **Total del Presupuesto de Inversión** | **401,889,944** |
| **TOTAL DEL PRESUPUESTO DE GASTOS** | **4,438,500,624** |

## CAPÍTULO VIII
## 1.11 INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD

**ARTÍCULO 63.** Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de ingresos y gastos del INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD para la vigencia fiscal de 2019:

| | |
|---|---|
| Ingresos Totales | 28,626,900 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 28,626,900 |
| | |
| Gastos | 28,626,900 |

**ARTÍCULO 64.** El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| | | |
|---|---|---|
| 1.11.0.0.0.0.00 | INSTITUTO CONMEMORATIVO GORGAS DE EST. DE LA SALUD | 28,626,900 |
| 1.11.1.0.0.0.00 | INGRESOS CORRIENTES | 12,795,200 |
| 1.11.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 12,795,200 |
| 1.11.1.2.1.0.00 | RENTA DE ACTIVOS | 500,000 |
| 1.11.1.2.1.4.00 | INGRESOS POR VENTAS DE SERVICIOS | 500,000 |
| 1.11.1.2.1.4.21 | SERVICIOS DE LABORATORIOS | 500,000 |
| 1.11.1.2.3.0.00 | TRANSFERENCIAS CORRIENTES | 12,295,200 |
| 1.11.1.2.3.1.00 | GOBIERNO CENTRAL | 12,295,200 |
| 1.11.1.2.3.1.12 | MINISTERIO DE SALUD | 12,295,200 |
| 1.11.2.0.0.0.00 | INGRESOS DE CAPITAL | 15,831,700 |
| 1.11.2.2.0.0.00 | RECURSOS DEL CRÉDITO | 10,500,000 |
| 1.11.2.2.2.0.00 | CRÉDITO EXTERNO | 10,500,000 |
| 1.11.2.2.2.1.00 | ORG. INTER. DE FINANCIAMIENTO | 10,500,000 |
| 1.11.2.2.2.1.17 | GORGAS - BCIE 2206 | 10,500,000 |
| 1.11.2.3.0.0.00 | OTROS INGRESOS DE CAPITAL | 5,331,700 |
| 1.11.2.3.2.0.00 | TRANSFERENCIA DE CAPITAL | 5,331,700 |
| 1.11.2.3.2.1.00 | GOBIERNO CENTRAL | 5,331,700 |
| 1.11.2.3.2.1.12 | MINISTERIO DE SALUD | 5,331,700 |



**ARTÍCULO 65.** Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos del INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| Funcionamiento | |
| Dirección y Administración General | 4,712,448 |
| Investigación en Salud Pública | 8,082,752 |
| Total del Presupuesto de Funcionamiento | 12,795,200 |
| Inversión | |
| Const. y Remodelac. de Instalaciones | 13,681,200 |
| Investigación | 2,150,500 |
| Total del Presupuesto de Inversión | 15,831,700 |
| TOTAL DEL PRESUPUESTO DE GASTOS | 28,626,900 |

## CAPÍTULO IX
## 1.12 CENTRO NACIONAL DE ESTUDIOS EN TÉCNICAS DE IMÁGENES MOLECULARES

**ARTÍCULO 66.** Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de ingresos y gastos del CENTRO NACIONAL DE ESTUDIOS EN TÉCNICAS DE IMÁGENES MOLECULARES para la vigencia fiscal de 2019:

| | |
|---|---|
| Ingresos Totales | 200,000 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 200,000 |
| | |
| Gastos | 200,000 |

**ARTÍCULO 67.** El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| | | |
|---|---|---|
| 1.12.0.0.0.0.00 | CEN. NAC. DE ESTUDIOS EN TÉCNICAS DE IMÁGENES | 200,000 |
| 1.12.1.0.0.0.00 | INGRESOS CORRIENTES | 200,000 |
| 1.12.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 200,000 |
| 1.12.1.2.3.0.00 | TRANSFERENCIAS CORRIENTES | 200,000 |
| 1.12.1.2.3.1.00 | GOBIERNO CENTRAL | 200,000 |
| 1.12.1.2.3.1.12 | MINISTERIO DE SALUD | 200,000 |

**ARTÍCULO 68.** Para la ejecución del programa de funcionamiento se aprueba el presupuesto de gastos del CENTRO NACIONAL DE ESTUDIOS EN TÉCNICAS DE IMÁGENES MOLECULARES para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| Funcionamiento | |
| Desarrollo Científico Imág. Moleculares | 200,000 |
| Total del Presupuesto de Funcionamiento | 200,000 |
| TOTAL DEL PRESUPUESTO DE GASTOS | 200,000 |

## CAPÍTULO X
## 1.14 AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA

**ARTÍCULO 69 .** Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA para la vigencia fiscal de 2019:



| Ingresos Totales | 12,015,000 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 12,015,000 |
| Gastos | 12,015,000 |

**ARTÍCULO 70.** El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| 1.14.0.0.0.0.00 | AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEF. COMP. | 12,015,000 |
| 1.14.1.0.0.0.00 | INGRESOS CORRIENTES | 11,269,500 |
| 1.14.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 11,269,500 |
| 1.14.1.2.3.0.00 | TRANSFERENCIAS CORRIENTES | 11,269,500 |
| 1.14.1.2.3.1.00 | GOBIERNO CENTRAL | 11,269,500 |
| 1.14.1.2.3.1.08 | MINISTERIO DE COMERCIO E INDUSTRIAS | 11,269,500 |
| 1.14.2.0.0.0.00 | INGRESOS DE CAPITAL | 745,500 |
| 1.14.2.3.0.0.00 | OTROS INGRESOS DE CAPITAL | 745,500 |
| 1.14.2.3.2.0.00 | TRANSFERENCIA DE CAPITAL | 745,500 |
| 1.14.2.3.2.1.00 | GOBIERNO CENTRAL | 745,500 |
| 1.14.2.3.2.1.08 | TRANSFERENCIA DE CAPITAL MICI. | 745,500 |

**ARTÍCULO 71.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| Funcionamiento | |
| Dirección y Administración General | 7,732,764 |
| Libre Competencia | 966,540 |
| Protección al Consumidor | 2,570,196 |
| Total del Presupuesto de Funcionamiento | 11,269,500 |
| Inversión | |
| Programa de Promoción de la Competencia | 745,500 |
| Total del Presupuesto de Inversión | 745,500 |
| TOTAL DEL PRESUPUESTO DE GASTOS | 12,015,000 |

## CAPÍTULO XI
## 1.15 CONSEJO DE ADMINISTRACIÓN DEL SIACAP

**ARTÍCULO 72.** Para la ejecución del programa de funcionamiento se aprueba el presupuesto de ingresos y gastos del CONSEJO DE ADMINISTRACIÓN DEL SIACAP para la vigencia fiscal de 2019:

| Ingresos Totales | 1,684,000 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 1,684,000 |
| Gastos | 1,684,000 |

**ARTÍCULO 73.** El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| 1.15.0.0.0.0.00 | CONSEJO DE ADMINISTRACIÓN DEL SIACAP | 1,684,000 |
| 1.15.1.0.0.0.00 | INGRESOS CORRIENTES | 1,684,000 |
| 1.15.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 1,684,000 |



| 1.15.1.2.3.0.00 | TRANSFERENCIAS CORRIENTES | 1,684,000 |
| 1.15.1.2.3.1.00 | GOBIERNO CENTRAL | 1,684,000 |
| 1.15.1.2.3.1.16 | MINISTERIO DE ECONOMÍA Y FINANZAS | 1,684,000 |

**ARTÍCULO 74.** Para la ejecución del programa de funcionamiento se aprueba el presupuesto de gastos del CONSEJO DE ADMINISTRACIÓN DEL SIACAP para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
| --- | --- |
| **Funcionamiento** | |
| Dirección y Administración General | 1,684,000 |
| Total del Presupuesto de Funcionamiento | 1,684,000 |
| TOTAL DEL PRESUPUESTO DE GASTOS | 1,684,000 |

## CAPÍTULO XII
## 1.20 INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS

**ARTÍCULO 75.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS para la vigencia fiscal de 2019:

| | |
| --- | --- |
| Ingresos Totales | 404,736,000 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 404,736,000 |
| | |
| Gastos | 404,736,000 |

**ARTÍCULO 76.** El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| 1.20.0.0.0.0.00 | INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO RH | 404,736,000 |
| 1.20.1.0.0.0.00 | INGRESOS CORRIENTES | 176,915,700 |
| 1.20.1.1.0.0.00 | INGRESOS TRIBUTARIOS | 164,956,500 |
| 1.20.1.1.1.0.00 | IMPUESTOS DIRECTOS | 164,956,500 |
| 1.20.1.1.1.4.00 | SEGURO EDUCATIVO | 164,956,500 |
| 1.20.1.1.1.4.99 | OTROS SEGURO EDUCATIVO - INVERSIÓN | 164,956,500 |
| 1.20.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 4,284,200 |
| 1.20.1.2.4.0.00 | TASAS Y DERECHOS | 2,364,200 |
| 1.20.1.2.4.2.00 | TASAS | 2,364,200 |
| 1.20.1.2.4.2.34 | SERVICIOS ADM. DE COBROS Y PRÉSTAMOS | 2,364,200 |
| 1.20.1.2.6.0.00 | INGRESOS VARIOS | 1,920,000 |
| 1.20.1.2.6.0.00 | INGRESOS VARIOS | 1,920,000 |
| 1.20.1.2.6.0.01 | MULTAS, RECARGOS E INTERESES | 120,000 |
| 1.20.1.2.6.0.99 | OTROS INGRESOS VARIOS | 1,800,000 |
| 1.20.1.3.0.0.00 | OTROS INGRESOS CORRIENTES | 7,675,000 |
| 1.20.1.3.1.0.00 | INTERESES Y COMIS. GANADAS S/PRÉSTAMOS | 7,675,000 |
| 1.20.1.3.1.0.00 | INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS | 7,675,000 |
| 1.20.1.3.1.0.17 | A SECTOR PRIVADO | 7,675,000 |
| 1.20.2.0.0.0.00 | INGRESOS DE CAPITAL | 227,820,300 |
| 1.20.2.1.0.0.00 | RECURSOS DEL PATRIMONIO | 17,532,840 |
| 1.20.2.1.3.0.00 | RECUPERACIÓN DE PRÉSTAMOS | 17,532,840 |
| 1.20.2.1.3.7.00 | SECTOR PRIVADO | 17,532,840 |
| 1.20.2.1.3.7.02 | PRÉSTAMOS EDUCATIVOS - INVERSIÓN | 17,532,840 |
| 1.20.2.3.0.0.00 | OTROS INGRESOS DE CAPITAL | 210,287,460 |
| 1.20.2.3.2.0.00 | TRANSFERENCIA DE CAPITAL | 210,287,460 |
| 1.20.2.3.2.1.00 | GOBIERNO CENTRAL | 210,287,460 |
| 1.20.2.3.2.1.07 | MINISTERIO DE EDUCACIÓN | 210,287,460 |

43

**ARTÍCULO 77.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Dirección y Administración General | 24,871,097 |
| Asistencia y Crédito Educativo | 1,496,986 |
| Planificación de Recursos Humanos | 494,250 |
| Total del Presupuesto de Funcionamiento | 26,862,333 |
| **Inversión** | |
| Crédito Educativo | 31,121,430 |
| Construcciones, Mej. y Equipamiento | 1,033,833 |
| Becas de Asistencia Educ y Auxilio Econ | 345,218,404 |
| Convenio Hewlett Packard | 500,000 |
| Total del Presupuesto de Inversión | 377,873,667 |
| **TOTAL DEL PRESUPUESTO DE GASTOS** | 404,736,000 |

## CAPÍTULO XIII
## 1.21 SECRETARÍA NACIONAL DE DISCAPACIDAD

**ARTÍCULO 78.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la SECRETARÍA NACIONAL DE DISCAPACIDAD para la vigencia fiscal de 2019:

| | |
|---|---|
| Ingresos Totales | 9,247,341 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 9,247,341 |
| Gastos | 9,247,341 |

**ARTÍCULO 79.** El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| | | |
|---|---|---|
| 1.21.0.0.0.0.00 | SECRETARÍA NACIONAL DE DISCAPACIDAD | 9,247,341 |
| 1.21.1.0.0.0.00 | INGRESOS CORRIENTES | 7,223,342 |
| 1.21.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 7,223,342 |
| 1.21.1.2.3.0.00 | TRANSFERENCIAS CORRIENTES | 7,223,342 |
| 1.21.1.2.3.1.00 | GOBIERNO CENTRAL | 7,223,342 |
| 1.21.1.2.3.1.21 | MINISTERIO DE DESARROLLO SOCIAL | 7,223,342 |
| 1.21.2.0.0.0.00 | INGRESOS DE CAPITAL | 2,023,999 |
| 1.21.2.3.0.0.00 | OTROS INGRESOS DE CAPITAL | 2,023,999 |
| 1.21.2.3.2.0.00 | TRANSFERENCIA DE CAPITAL | 2,023,999 |
| 1.21.2.3.2.1.00 | GOBIERNO CENTRAL | 2,023,999 |
| 1.21.2.3.2.1.21 | MINISTERIO DE DESARROLLO SOCIAL | 2,023,999 |

**ARTÍCULO 80.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la SECRETARÍA NACIONAL DE DISCAPACIDAD para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Dirección y Administración General | 3,693,177 |
| Equiparación de Oportunidades | 3,530,165 |
| Total del Presupuesto de Funcionamiento | 7,223,342 |

44



| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Inversión** | |
| Construcción, Mejoras, Equip. y Cap. | 403,750 |
| Equiparación de Oportunidades | 1,432,250 |
| Fortalecimiento Institucional | 187,999 |
| Total del Presupuesto de Inversión | 2,023,999 |
| **TOTAL DEL PRESUPUESTO DE GASTOS** | 9,247,341 |

## CAPÍTULO XIV
### 1.24 AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS

**ARTÍCULO 81.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS para la vigencia fiscal de 2019:

| | |
|---|---|
| Ingresos Totales | 8,560,700 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 8,560,700 |
| | |
| Gastos | 8,560,700 |

**ARTÍCULO 82.** El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| | | |
|---|---|---|
| 1.24.0.0.0.0.00 | AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS | 8,560,700 |
| 1.24.1.0.0.0.00 | INGRESOS CORRIENTES | 8,135,700 |
| 1.24.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 8,135,700 |
| 1.24.1.2.1.0.00 | RENTA DE ACTIVOS | 2,788,600 |
| 1.24.1.2.1.4.00 | INGRESOS POR VENTAS DE SERVICIOS | 2,788,600 |
| 1.24.1.2.1.4.20 | SERVICIOS DE INSPECCIÓN DE ALIMENTOS | 2,788,600 |
| 1.24.1.2.3.0.00 | TRANSFERENCIAS CORRIENTES | 4,847,100 |
| 1.24.1.2.3.1.00 | GOBIERNO CENTRAL | 4,847,100 |
| 1.24.1.2.3.1.12 | MINISTERIO DE SALUD | 4,847,100 |
| 1.24.1.2.6.0.00 | INGRESOS VARIOS | 500,000 |
| 1.24.1.2.6.0.00 | INGRESOS VARIOS | 500,000 |
| 1.24.1.2.6.0.99 | OTROS INGRESOS VARIOS | 500,000 |
| 1.24.2.0.0.0.00 | INGRESOS DE CAPITAL | 425,000 |
| 1.24.2.3.0.0.00 | OTROS INGRESOS DE CAPITAL | 425,000 |
| 1.24.2.3.2.0.00 | TRANSFERENCIA DE CAPITAL | 425,000 |
| 1.24.2.3.2.1.00 | GOBIERNO CENTRAL | 425,000 |
| 1.24.2.3.2.1.12 | MINISTERIO DE SALUD | 425,000 |

**ARTÍCULO 83.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Dirección y Administración General | 3,106,727 |
| Protección y Seguridad Alimentaria | 5,014,973 |
| Total del Presupuesto de Funcionamiento | 8,121,700 |
| **Inversión** | |
| Fortalecimiento Institucional | 439,000 |
| Total del Presupuesto de Inversión | 439,000 |
| **TOTAL DEL PRESUPUESTO DE GASTOS** | 8,560,700 |



## CAPÍTULO XV
## 1.25 INSTITUTO DE INVESTIGACIÓN AGROPECUARIA DE PANAMÁ

**ARTÍCULO 84.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO DE INVESTIGACIÓN AGROPECUARIA DE PANAMÁ para la vigencia fiscal de 2019:

| | |
|---|---|
| Ingresos Totales | 19,320,700 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 19,320,700 |
| Gastos | 19,320,700 |

**ARTÍCULO 85.** El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| | | |
|---|---|---|
| 1.25.0.0.0.0.00 | INSTITUTO DE INVESTIGACION AGROPECUARIA DE PANAMÁ | 19,320,700 |
| 1.25.1.0.0.0.00 | INGRESOS CORRIENTES | 11,775,465 |
| 1.25.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 11,775,465 |
| 1.25.1.2.1.0.00 | RENTA DE ACTIVOS | 600,000 |
| 1.25.1.2.1.3.00 | INGRESOS POR VENTA DE BIENES | 600,000 |
| 1.25.1.2.1.3.01 | PRODUCTOS AGRÍCOLAS | 600,000 |
| 1.25.1.2.3.0.00 | TRANSFERENCIAS CORRIENTES | 11,175,465 |
| 1.25.1.2.3.1.00 | GOBIERNO CENTRAL | 11,175,465 |
| 1.25.1.2.3.1.10 | MINISTERIO DE DESARROLLO AGROPECUARIO | 11,175,465 |
| 1.25.2.0.0.0.00 | INGRESOS DE CAPITAL | 7,545,235 |
| 1.25.2.3.0.0.00 | OTROS INGRESOS DE CAPITAL | 7,545,235 |
| 1.25.2.3.2.0.00 | TRANSFERENCIA DE CAPITAL | 7,545,235 |
| 1.25.2.3.2.1.00 | GOBIERNO CENTRAL | 7,045,235 |
| 1.25.2.3.2.1.10 | MIN. DE DESARROLLO AGROPECUARIO | 7,045,235 |
| 1.25.2.3.2.8.00 | SECTOR EXTERNO | 500,000 |
| 1.25.2.3.2.8.08 | DONACIONES VARIAS | 500,000 |

**ARTÍCULO 86.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO DE INVESTIGACIÓN AGROPECUARIA DE PANAMÁ para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Dirección y Administración General | 4,029,565 |
| Investigaciones Agropecuarias | 7,633,900 |
| Total del Presupuesto de Funcionamiento | 11,663,465 |
| **Inversión** | |
| Investigación e Innovación Agropecuaria | 838,000 |
| Apoyo Invest. e Innovación Agropecuaria | 6,469,035 |
| Crédito de Contingencia | 350,200 |
| Total del Presupuesto de Inversión | 7,657,235 |
| TOTAL DEL PRESUPUESTO DE GASTOS | 19,320,700 |

## CAPÍTULO XVI
## 1.26 AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ

**ARTÍCULO 87.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ para la vigencia fiscal de 2019:

| | |
|---|---|
| Ingresos Totales | 10,748,800 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 10,748,800 |
| Gastos | 10,748,800 |

**ARTÍCULO 88.** El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| | | |
|---|---|---|
| 1.26.0.0.0.0.00 | AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ | 10,748,800 |
| 1.26.1.0.0.0.00 | INGRESOS CORRIENTES | 9,177,320 |
| 1.26.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 9,177,320 |
| 1.26.1.2.3.0.00 | TRANSFERENCIAS CORRIENTES | 7,145,220 |
| 1.26.1.2.3.1.00 | GOBIERNO CENTRAL | 7,145,220 |
| 1.26.1.2.3.1.10 | MINISTERIO DE DESARROLLO AGROPECUARIO | 7,145,220 |
| 1.26.1.2.4.0.00 | TASAS Y DERECHOS | 1,532,100 |
| 1.26.1.2.4.1.00 | DERECHOS | 1,532,100 |
| 1.26.1.2.4.1.07 | LICENCIAS PARA CAZA-PESCA Y OTRAS ACTIV. | 1,532,100 |
| 1.26.1.2.6.0.00 | INGRESOS VARIOS | 500,000 |
| 1.26.1.2.6.0.00 | INGRESOS VARIOS | 500,000 |
| 1.26.1.2.6.0.99 | OTROS INGRESOS VARIOS | 500,000 |
| 1.26.2.0.0.0.00 | INGRESOS DE CAPITAL | 1,571,480 |
| 1.26.2.3.0.0.00 | OTROS INGRESOS DE CAPITAL | 1,571,480 |
| 1.26.2.3.2.0.00 | TRANSFERENCIA DE CAPITAL | 1,571,480 |
| 1.26.2.3.2.1.00 | GOBIERNO CENTRAL | 1,571,480 |
| 1.26.2.3.2.1.10 | MIN. DE DESARROLLO AGROPECUARIO | 1,571,480 |

**ARTÍCULO 89.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Admón. de los Recursos Acuáticos | 4,595,490 |
| Desarr. y Conserv. Rec. Acuáticos | 4,578,583 |
| Total del Presupuesto de Funcionamiento | 9,174,073 |
| **Inversión** | |
| Invest. y Desar. Recursos Acuáticos | 1,574,727 |
| Total del Presupuesto de Inversión | 1,574,727 |
| **TOTAL DEL PRESUPUESTO DE GASTOS** | 10,748,800 |

## CAPÍTULO XVII
### 1.27 DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS

**ARTÍCULO 90.** Para la ejecución del programa de funcionamiento se aprueba el presupuesto de ingresos y gastos de la DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2019:

| | |
|---|---|
| Ingresos Totales | 4,687,749 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 4,687,749 |
| Gastos | 4,687,749 |

**ARTÍCULO 91.** El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:



| | | |
|---|---|---|
| 1.27.0.0.0.0.00 | DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS | 4,687,749 |
| 1.27.1.0.0.0.00 | INGRESOS CORRIENTES | 3,670,637 |
| 1.27.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 3,670,637 |
| 1.27.1.2.3.0.00 | TRANSFERENCIAS CORRIENTES | 3,670,637 |
| 1.27.1.2.3.1.00 | GOBIERNO CENTRAL | 3,670,637 |
| 1.27.1.2.3.1.16 | MINISTERIO DE ECONOMÍA Y FINANZAS | 3,670,637 |
| 1.27.2.0.0.0.00 | INGRESOS DE CAPITAL | 1,017,112 |
| 1.27.2.3.0.0.00 | OTROS INGRESOS DE CAPITAL | 1,017,112 |
| 1.27.2.3.2.0.00 | TRANSFERENCIA DE CAPITAL | 1,017,112 |
| 1.27.2.3.2.1.00 | GOBIERNO CENTRAL | 1,017,112 |
| 1.27.2.3.2.1.16 | MINISTERIO DE ECONOMÍA Y FINANZAS | 1,017,112 |

**ARTÍCULO 92.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Admón. y Regulac. de las Contrataciones | 2,286,308 |
| Admón.y Desarrollo de la Compras Gub. | 1,384,329 |
| Total del Presupuesto de Funcionamiento | 3,670,637 |
| **Inversión** | |
| Modernización de los Serv. de Cont. Púb. | 1,017,112 |
| Total del Presupuesto de Inversión | 1,017,112 |
| TOTAL DEL PRESUPUESTO DE GASTOS | 4,687,749 |

## CAPÍTULO XVIII
## 1.28 TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS

**ARTÍCULO 93.** Para la ejecución del programa de funcionamiento se aprueba el presupuesto de ingresos y gastos del TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2019:

| | |
|---|---|
| Ingresos Totales | 2,431,500 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 2,431,500 |
| Gastos | 2,431,500 |

**ARTÍCULO 94.** El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| | | |
|---|---|---|
| 1.28.0.0.0.0.00 | TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚB. | 2,431,500 |
| 1.28.1.0.0.0.00 | INGRESOS CORRIENTES | 2,431,500 |
| 1.28.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 2,431,500 |
| 1.28.1.2.3.0.00 | TRANSFERENCIAS CORRIENTES | 2,431,500 |
| 1.28.1.2.3.1.00 | GOBIERNO CENTRAL | 2,431,500 |
| 1.28.1.2.3.1.16 | MINISTERIO DE ECONOMÍA Y FINANZAS | 2,431,500 |

**ARTÍCULO 95.** Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos del TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:



| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Dirección y Administración General | 1,384,435 |
| Operaciones Jurisdiccionales | 1,047,065 |
| Total del Presupuesto de Funcionamiento | 2,431,500 |
| **TOTAL DEL PRESUPUESTO DE GASTOS** | 2,431,500 |

## CAPÍTULO XIX
## 1.30 INSTITUTO NACIONAL DE CULTURA

**ARTÍCULO 96.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO NACIONAL DE CULTURA para la vigencia fiscal de 2019:

| | |
|---|---|
| Ingresos Totales | 47,463,691 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 47,463,691 |
| Gastos | 47,463,691 |

**ARTÍCULO 97.** El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| | | |
|---|---|---|
| 1.30.0.0.0.0.00 | INSTITUTO NACIONAL DE CULTURA | 47,463,691 |
| 1.30.1.0.0.0.00 | INGRESOS CORRIENTES | 24,709,691 |
| 1.30.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 24,709,691 |
| 1.30.1.2.1.0.00 | RENTA DE ACTIVOS | 249,000 |
| 1.30.1.2.1.1.00 | ARRENDAMIENTOS | 84,600 |
| 1.30.1.2.1.1.01 | EDIFICIOS Y LOCALES | 84,600 |
| 1.30.1.2.1.3.00 | INGRESOS POR VENTA DE BIENES | 6,000 |
| 1.30.1.2.1.3.10 | IMPRESOS Y FORMULARIOS | 6,000 |
| 1.30.1.2.1.4.00 | INGRESOS POR VENTAS DE SERVICIOS | 158,400 |
| 1.30.1.2.1.4.99 | OTROS SERVICIOS AUTOGESTIÓN | 158,400 |
| 1.30.1.2.3.0.00 | TRANSFERENCIAS CORRIENTES | 24,109,691 |
| 1.30.1.2.3.1.00 | GOBIERNO CENTRAL | 24,109,691 |
| 1.30.1.2.3.1.07 | MINISTERIO DE EDUCACIÓN | 24,109,691 |
| 1.30.1.2.4.0.00 | TASAS Y DERECHOS | 225,000 |
| 1.30.1.2.4.1.00 | DERECHOS | 225,000 |
| 1.30.1.2.4.1.24 | MATRÍCULA Y LABORATORIO | 225,000 |
| 1.30.1.2.6.0.00 | INGRESOS VARIOS | 126,000 |
| 1.30.1.2.6.0.00 | INGRESOS VARIOS | 126,000 |
| 1.30.1.2.6.0.99 | OTROS INGRESOS VARIOS | 126,000 |
| 1.30.2.0.0.0.00 | INGRESOS DE CAPITAL | 22,754,000 |
| 1.30.2.2.0.0.00 | RECURSOS DEL CRÉDITO | 9,000,000 |
| 1.30.2.2.2.0.00 | CRÉDITO EXTERNO | 9,000,000 |
| 1.30.2.2.2.1.00 | ORG. INTER. DE FINANCIAMIENTO | 9,000,000 |
| 1.30.2.2.2.1.41 | INAC – BID 4450/OC-PN | 9,000,000 |
| 1.30.2.3.0.0.00 | OTROS INGRESOS DE CAPITAL | 13,754,000 |
| 1.30.2.3.2.0.00 | TRANSFERENCIA DE CAPITAL | 13,754,000 |
| 1.30.2.3.2.1.00 | GOBIERNO CENTRAL | 13,754,000 |
| 1.30.2.3.2.1.07 | MINISTERIO DE EDUCACIÓN | 13,754,000 |

**ARTÍCULO 98.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO NACIONAL DE CULTURA para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Dirección y Administración General | 12,139,397 |
| Patrimonio Histórico | 1,367,091 |
| Extensión Cultural | 4,761,273 |
| Educación Artística | 6,126,080 |
| Total del Presupuesto de Funcionamiento | 24,393,841 |



| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Inversión** | |
| Mantenimiento y Restauraciones de Obras | 23,069,850 |
| Total del Presupuesto de Inversión | 23,069,850 |
| **TOTAL DEL PRESUPUESTO DE GASTOS** | 47,463,691 |

## CAPÍTULO XX
### 1.31 SISTEMA ESTATAL DE RADIO Y TELEVISIÓN

**ARTÍCULO 99.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del SISTEMA ESTATAL DE RADIO Y TELEVISIÓN para la vigencia fiscal de 2019:

| | |
|---|---|
| Ingresos Totales | 18,951,300 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 18,951,300 |
| Gastos | 18,951,300 |

**ARTÍCULO 100.** El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| | | |
|---|---|---|
| 1.31.0.0.0.0.00 | SISTEMA ESTATAL DE RADIO Y TELEVISIÓN | 18,951,300 |
| 1.31.1.0.0.0.00 | INGRESOS CORRIENTES | 17,414,500 |
| 1.31.1.1.0.0.00 | INGRESOS TRIBUTARIOS | 17,064,500 |
| 1.31.1.1.1.0.00 | IMPUESTOS DIRECTOS | 17,064,500 |
| 1.31.1.1.1.4.00 | SEGURO EDUCATIVO | 17,064,500 |
| 1.31.1.1.1.4.98 | OTROS SEGURO EDUCATIVO - FUNCIONAMIENTO | 14,290,100 |
| 1.31.1.1.1.4.99 | OTROS SEGURO EDUCATIVO - INVERSIÓN | 2,774,400 |
| 1.31.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 350,000 |
| 1.31.1.2.6.0.00 | INGRESOS VARIOS | 350,000 |
| 1.31.1.2.6.0.00 | INGRESOS VARIOS | 350,000 |
| 1.31.1.2.6.0.98 | OTROS SERVICIOS AUTOGESTIÓN | 350,000 |
| 1.31.2.0.0.0.00 | INGRESOS DE CAPITAL | 1,536,800 |
| 1.31.2.3.0.0.00 | OTROS INGRESOS DE CAPITAL | 36,800 |
| 1.31.2.3.2.0.00 | TRANSFERENCIA DE CAPITAL | 36,800 |
| 1.31.2.3.2.1.00 | GOBIERNO CENTRAL | 36,800 |
| 1.31.2.3.2.1.07 | MINISTERIO DE EDUCACIÓN | 36,800 |
| 1.31.2.4.0.0.00 | SALDO EN CAJA Y BANCO | 1,500,000 |
| 1.31.2.4.2.0.00 | DISPONIBLE LIBRE EN BANCO | 1,500,000 |
| 1.31.2.4.2.0.00 | DISPONIBLE LIBRE EN BANCO | 1,500,000 |
| 1.31.2.4.2.0.01 | SALDO DE CAPITAL | 1,500,000 |

**ARTÍCULO 101.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del SISTEMA ESTATAL DE RADIO Y TELEVISIÓN para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Dirección y Administración General | 350,000 |
| Dirección y Administración General S.E. | 7,045,103 |
| Operaciones de Radio y Televisión | 7,244,997 |
| Total del Presupuesto de Funcionamiento | 14,640,100 |
| **Inversión** | |
| Modernización de Radio y Telev. Estatal | 4,311,200 |
| Total del Presupuesto de Inversión | 4,311,200 |
| **TOTAL DEL PRESUPUESTO DE GASTOS** | 18,951,300 |



## CAPÍTULO XXI
### 1.32 SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN

**ARTÍCULO 102.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN para la vigencia fiscal de 2019:

| | |
|---|---|
| Ingresos Totales | 58,777,000 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 58,777,000 |
| Gastos | 58,777,000 |

**ARTÍCULO 103.** El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| | | |
|---|---|---|
| 1.32.0.0.0.0.00 | SECRETARÍA NAC. DE CIENCIA Y TECN. E INNOVACIÓN | 58,777,000 |
| 1.32.1.0.0.0.00 | INGRESOS CORRIENTES | 7,301,100 |
| 1.32.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 7,301,100 |
| 1.32.1.2.3.0.00 | TRANSFERENCIAS CORRIENTES | 7,301,100 |
| 1.32.1.2.3.1.00 | GOBIERNO CENTRAL | 7,301,100 |
| 1.32.1.2.3.1.03 | PRESIDENCIA | 7,301,100 |
| 1.32.2.0.0.0.00 | INGRESOS DE CAPITAL | 51,475,900 |
| 1.32.2.2.0.0.00 | RECURSOS DEL CRÉDITO | 10,755,000 |
| 1.32.2.2.2.0.00 | CRÉDITO EXTERNO | 10,755,000 |
| 1.32.2.2.2.1.00 | ORG. INTER. DE FINANCIAMIENTO | 10,755,000 |
| 1.32.2.2.2.1.32 | BID PN-L1117-SENACYT | 10,755,000 |
| 1.32.2.3.0.0.00 | OTROS INGRESOS DE CAPITAL | 40,720,900 |
| 1.32.2.3.2.0.00 | TRANSFERENCIA DE CAPITAL | 40,720,900 |
| 1.32.2.3.2.1.00 | GOBIERNO CENTRAL | 40,720,900 |
| 1.32.2.3.2.1.03 | PRESIDENCIA DE LA REPÚBLICA | 40,720,900 |

**ARTÍCULO 104.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Des. de la Ciencia, Tecno. e Innovación | 7,301,100 |
| Total del Presupuesto de Funcionamiento | 7,301,100 |
| **Inversión** | |
| Ciencia y Tecnología | 51,457,900 |
| Fortalecimiento | 18,000 |
| Total del Presupuesto de Inversión | 51,475,900 |
| TOTAL DEL PRESUPUESTO DE GASTOS | 58,777,000 |

## CAPÍTULO XXII
### 1.33 INSTITUTO NACIONAL DE LA MUJER

**ARTÍCULO 105.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO NACIONAL DE LA MUJER para la vigencia fiscal de 2019:

| | |
|---|---|
| Ingresos Totales | 7,158,061 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 7,158,061 |
| Gastos | 7,158,061 |

ARTÍCULO 106. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| | | |
|---|---|---|
| 1.33.0.0.0.0.00 | INSTITUTO NACIONAL DE LA MUJER | 7,158,061 |
| 1.33.1.0.0.0.00 | INGRESOS CORRIENTES | 6,128,002 |
| 1.33.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 6,128,002 |
| 1.33.1.2.3.0.00 | TRANSFERENCIAS CORRIENTES | 6,128,002 |
| 1.33.1.2.3.1.00 | GOBIERNO CENTRAL | 6,128,002 |
| 1.33.1.2.3.1.21 | MINISTERIO DE DESARROLLO SOCIAL | 6,128,002 |
| 1.33.2.0.0.0.00 | INGRESOS DE CAPITAL | 1,030,059 |
| 1.33.2.3.0.0.00 | OTROS INGRESOS DE CAPITAL | 1,030,059 |
| 1.33.2.3.2.0.00 | TRANSFERENCIA DE CAPITAL | 1,030,059 |
| 1.33.2.3.2.1.00 | GOBIERNO CENTRAL | 1,030,059 |
| 1.33.2.3.2.1.21 | MINISTERIO DE DESARROLLO SOCIAL | 1,030,059 |

ARTÍCULO 107. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO NACIONAL DE LA MUJER para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Dirección y Administración General | 5,504,857 |
| Equidad e Igualdad de Género | 623,145 |
| Total del Presupuesto de Funcionamiento | 6,128,002 |
| **Inversión** | |
| Construcción y Equipamiento | 689,689 |
| Desarrollo de Oportunidad para Mujeres | 340,370 |
| Total del Presupuesto de Inversión | 1,030,059 |
| TOTAL DEL PRESUPUESTO DE GASTOS | 7,158,061 |

## CAPÍTULO XXIII
## 1.34 SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA

ARTÍCULO 108. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA para la vigencia fiscal de 2019:

| | |
|---|---|
| Ingresos Totales | 7,031,800 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 7,031,800 |
| Gastos | 7,031,800 |

ARTÍCULO 109. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| | | |
|---|---|---|
| 1.34.0.0.0.0.00 | SECRETARÍA NAC. DE NIÑEZ, ADOLESCENCIA Y FAMILIA | 7,031,800 |
| 1.34.1.0.0.0.00 | INGRESOS CORRIENTES | 6,383,765 |
| 1.34.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 6,383,765 |
| 1.34.1.2.3.0.00 | TRANSFERENCIAS CORRIENTES | 6,383,765 |
| 1.34.1.2.3.1.00 | GOBIERNO CENTRAL | 6,383,765 |
| 1.34.1.2.3.1.21 | MINISTERIO DE DESARROLLO SOCIAL | 6,383,765 |
| 1.34.2.0.0.0.00 | INGRESOS DE CAPITAL | 648,035 |
| 1.34.2.3.0.0.00 | OTROS INGRESOS DE CAPITAL | 648,035 |
| 1.34.2.3.2.0.00 | TRANSFERENCIA DE CAPITAL | 648,035 |
| 1.34.2.3.2.1.00 | GOBIERNO CENTRAL | 648,035 |
| 1.34.2.3.2.1.21 | MINISTERIO DE DESARROLLO SOCIAL | 648,035 |

52



**ARTÍCULO 110.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Dirección y Administración General | 2,491,694 |
| Prot. y Prom. Integral de Niñez y Adolec | 3,892,071 |
| Total del Presupuesto de Funcionamiento | 6,383,765 |
| **Inversión** | |
| Sistema de Protección Integral de Niñez | 561,839 |
| Impl. Derechos Niñez, Adolesc. Familia | 64,696 |
| Fortalecimiento Institucional | 21,500 |
| Total del Presupuesto de Inversión | 648,035 |
| **TOTAL DEL PRESUPUESTO DE GASTOS** | 7,031,800 |

## CAPÍTULO XXIV
## 1.35 INSTITUTO PANAMEÑO DE DEPORTES

**ARTÍCULO 111.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO PANAMEÑO DE DEPORTES para la vigencia fiscal de 2019:

| | |
|---|---|
| Ingresos Totales | 76,091,704 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 76,091,704 |
| Gastos | 76,091,704 |

**ARTÍCULO 112.** El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| | | |
|---|---|---|
| 1.35.0.0.0.0.00 | INSTITUTO PANAMEÑO DE DEPORTES | 76,091,704 |
| 1.35.1.0.0.0.00 | INGRESOS CORRIENTES | 22,962,514 |
| 1.35.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 22,962,514 |
| 1.35.1.2.1.0.00 | RENTA DE ACTIVOS | 785,620 |
| 1.35.1.2.1.1.00 | ARRENDAMIENTOS | 785,620 |
| 1.35.1.2.1.1.01 | EDIFICIOS Y LOCALES | 785,620 |
| 1.35.1.2.3.0.00 | TRANSFERENCIAS CORRIENTES | 22,077,386 |
| 1.35.1.2.3.1.00 | GOBIERNO CENTRAL | 22,077,386 |
| 1.35.1.2.3.1.07 | MINISTERIO DE EDUCACIÓN | 22,077,386 |
| 1.35.1.2.6.0.00 | INGRESOS VARIOS | 99,508 |
| 1.35.1.2.6.0.00 | INGRESOS VARIOS | 99,508 |
| 1.35.1.2.6.0.99 | OTROS INGRESOS VARIOS | 99,508 |
| 1.35.2.0.0.0.00 | INGRESOS DE CAPITAL | 53,129,190 |
| 1.35.2.3.0.0.00 | OTROS INGRESOS DE CAPITAL | 53,129,190 |
| 1.35.2.3.2.0.00 | TRANSFERENCIA DE CAPITAL | 53,129,190 |
| 1.35.2.3.2.1.00 | GOBIERNO CENTRAL | 53,129,190 |
| 1.35.2.3.2.1.07 | MINISTERIO DE EDUCACIÓN | 53,129,190 |

**ARTÍCULO 113.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO PANAMEÑO DE DEPORTES para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Dirección y Administración General | 8,763,540 |
| Fomento y Promoción del Deporte | 10,698,200 |
| Diseño Const. y Mant. de Obras e Inst. | 3,345,054 |
| Transferencias Varias | 155,720 |
| Total del Presupuesto de Funcionamiento | 22,962,514 |



| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Inversión** | |
| Construcciones y Mejoras | 51,577,000 |
| Desarrollo Social | 1,153,014 |
| Fortalecimiento | 399,176 |
| Total del Presupuesto de Inversión | 53,129,190 |
| TOTAL DEL PRESUPUESTO DE GASTOS | 76,091,704 |

## CAPÍTULO XXV
### 1.37 INSTITUTO NACIONAL DE FORMACIÓN PROFESIONAL Y CAPACITACIÓN PARA EL DESARROLLO HUMANO

**ARTÍCULO 114.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO NACIONAL DE FORMACIÓN PROFESIONAL Y CAPACITACIÓN PARA EL DESARROLLO HUMANO para la vigencia fiscal de 2019:

| | |
|---|---|
| Ingresos Totales | 52,771,500 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 52,771,500 |
| | |
| Gastos | 52,771,500 |

**ARTÍCULO 115.** El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| | | |
|---|---|---|
| 1.37.0.0.0.0.00 | INADEH | 52,771,500 |
| 1.37.1.0.0.0.00 | INGRESOS CORRIENTES | 52,771,500 |
| 1.37.1.1.0.0.00 | INGRESOS TRIBUTARIOS | 52,615,400 |
| 1.37.1.1.1.0.00 | IMPUESTOS DIRECTOS | 52,615,400 |
| 1.37.1.1.1.4.00 | SEGURO EDUCATIVO | 52,615,400 |
| 1.37.1.1.1.4.99 | OTROS SEGURO EDUCATIVO - INVERSIÓN | 52,615,400 |
| 1.37.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 156,100 |
| 1.37.1.2.1.0.00 | RENTA DE ACTIVOS | 90,000 |
| 1.37.1.2.1.3.00 | INGRESOS POR VENTA DE BIENES | 90,000 |
| 1.37.1.2.1.3.09 | TALLERES ARTESANALES | 90,000 |
| 1.37.1.2.6.0.00 | INGRESOS VARIOS | 66,100 |
| 1.37.1.2.6.0.00 | INGRESOS VARIOS | 66,100 |
| 1.37.1.2.6.0.99 | OTROS INGRESOS VARIOS | 66,100 |

**ARTÍCULO 116.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO NACIONAL DE FORMACIÓN PROFESIONAL Y CAPACITACIÓN PARA EL DESARROLLO HUMANO para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Dirección y Administración General | 156,100 |
| Dirección y Administración General S.E. | 11,611,785 |
| Formación de Recursos Humanos | 6,720,850 |
| Total del Presupuesto de Funcionamiento | 18,488,735 |
| **Inversión** | |
| Construcciones y Mejoras a Obras | 3,024,568 |
| Equipamiento de Centros y Subcentros | 3,000,000 |
| Granjas Sostenibles | 770,000 |
| Sistema de Formación Profesional - Dual | 4,199,605 |
| Formación y Capacitación Desarrollo H. | 19,841,232 |
| Fortalecimiento Institucional | 3,447,360 |
| Total del Presupuesto de Inversión | 34,282,765 |
| TOTAL DEL PRESUPUESTO DE GASTOS | 52,771,500 |

54



## CAPÍTULO XXVI
### 1.39 INSTITUTO TÉCNICO SUPERIOR ESPECIAL

**ARTÍCULO 117.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO TÉCNICO SUPERIOR ESPECIAL para la vigencia fiscal de 2019:

| | |
|---|---:|
| Ingresos Totales | 9,170,800 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 9,170,800 |
| | |
| Gastos | 9,170,800 |

**ARTÍCULO 118.** El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| | | |
|---|---|---:|
| 1.39.0.0.0.0.00 | INSTITUTO TÉCNICO SUPERIOR ESPECIALIZADO | 9,170,800 |
| 1.39.1.0.0.0.00 | INGRESOS CORRIENTES | 7,510,800 |
| 1.39.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 7,510,800 |
| 1.39.1.2.3.0.00 | TRANSFERENCIAS CORRIENTES | 7,510,800 |
| 1.39.1.2.3.1.00 | GOBIERNO CENTRAL | 7,510,800 |
| 1.39.1.2.3.1.07 | MINISTERIO DE EDUCACIÓN | 7,510,800 |
| 1.39.2.0.0.0.00 | INGRESOS DE CAPITAL | 1,660,000 |
| 1.39.2.3.0.0.00 | OTROS INGRESOS DE CAPITAL | 1,660,000 |
| 1.39.2.3.2.0.00 | TRANSFERENCIA DE CAPITAL | 1,660,000 |
| 1.39.2.3.2.1.00 | GOBIERNO CENTRAL | 1,660,000 |
| 1.39.2.3.2.1.07 | MINISTERIO DE EDUCACIÓN | 1,660,000 |

**ARTÍCULO 119.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO TÉCNICO SUPERIOR ESPECIAL para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---:|
| **Funcionamiento** | |
| Dirección y Administración General | 3,768,400 |
| Educación Técnica Superior | 3,742,400 |
| Total del Presupuesto de Funcionamiento | 7,510,800 |
| **Inversión** | |
| Suministro y Equipamiento | 1,660,000 |
| Total del Presupuesto de Inversión | 1,660,000 |
| TOTAL DEL PRESUPUESTO DE GASTOS | 9,170,800 |

## CAPÍTULO XXVII
### 1.40 INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL

**ARTÍCULO 120.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL para la vigencia fiscal de 2019:

| | |
|---|---:|
| Ingresos Totales | 56,755,600 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 56,755,600 |
| | |
| Gastos | 56,755,600 |

**ARTÍCULO 121.** El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:



| | | |
|---|---|---|
| 1.40.0.0.0.0.00 | INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL | 56,755,600 |
| 1.40.1.0.0.0.00 | INGRESOS CORRIENTES | 54,731,400 |
| 1.40.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 54,731,400 |
| 1.40.1.2.1.0.00 | RENTA DE ACTIVOS | 414,000 |
| 1.40.1.2.1.1.00 | ARRENDAMIENTOS | 3,500 |
| 1.40.1.2.1.1.99 | OTROS ARRENDAMIENTOS N.E.O.C. | 3,500 |
| 1.40.1.2.1.3.00 | INGRESOS POR VENTA DE BIENES | 410,000 |
| 1.40.1.2.1.3.09 | TALLERES ARTESANALES | 310,000 |
| 1.40.1.2.1.3.99 | VENTA DE BIENES N.E.O.C. | 100,000 |
| 1.40.1.2.1.4.00 | INGRESOS POR VENTAS DE SERVICIOS | 500 |
| 1.40.1.2.1.4.07 | LABORATORIOS Y CENTROS ESPECIALES | 500 |
| 1.40.1.2.3.0.00 | TRANSFERENCIAS CORRIENTES | 53,885,400 |
| 1.40.1.2.3.1.00 | GOBIERNO CENTRAL | 53,885,400 |
| 1.40.1.2.3.1.07 | MINISTERIO DE EDUCACIÓN | 53,885,400 |
| 1.40.1.2.4.0.00 | TASAS Y DERECHOS | 162,000 |
| 1.40.1.2.4.1.00 | DERECHOS | 37,000 |
| 1.40.1.2.4.1.33 | SERVICIO DE GUARDERÍA | 37,000 |
| 1.40.1.2.4.2.00 | TASAS | 125,000 |
| 1.40.1.2.4.2.34 | SERVICIOS ADM. DE COBROS Y PRÉSTAMOS | 125,000 |
| 1.40.1.2.6.0.00 | INGRESOS VARIOS | 270,000 |
| 1.40.1.2.6.0.00 | INGRESOS VARIOS | 270,000 |
| 1.40.1.2.6.0.99 | OTROS INGRESOS VARIOS | 270,000 |
| 1.40.2.0.0.0.00 | INGRESOS DE CAPITAL | 2,024,200 |
| 1.40.2.3.0.0.00 | OTROS INGRESOS DE CAPITAL | 2,024,200 |
| 1.40.2.3.2.0.00 | TRANSFERENCIA DE CAPITAL | 2,024,200 |
| 1.40.2.3.2.1.00 | GOBIERNO CENTRAL | 2,024,200 |
| 1.40.2.3.2.1.07 | MINISTERIO DE EDUCACIÓN | 2,024,200 |

**ARTÍCULO 122.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Dirección y Administración General | 7,027,337 |
| Servicios de Habilitación | 41,642,979 |
| Servicio de Apoyo | 4,404,976 |
| Producción y Capacitación Laboral | 888,177 |
| Transferencias Varias | 767,931 |
| Total del Presupuesto de Funcionamiento | 54,731,400 |
| **Inversión** | |
| Construcciones y Reparaciones | 1,100,000 |
| Suministros y Equipamiento | 924,200 |
| Total del Presupuesto de Inversión | 2,024,200 |
| TOTAL DEL PRESUPUESTO DE GASTOS | 56,755,600 |

## CAPÍTULO XXVIII
## 1.41 AUTORIDAD DE PASAPORTES DE PANAMÁ

**ARTÍCULO 123.** Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DE PASAPORTES DE PANAMÁ para la vigencia fiscal de 2019:

| | |
|---|---|
| Ingresos Totales | 5,644,100 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 5,644,100 |
| Gastos | 5,644,100 |

**ARTÍCULO 124.** El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| | | |
|---|---|---|
| 1.41.0.0.0.0.00 | AUTORIDAD DE PASAPORTES DE PANAMÁ | 5,644,100 |
| 1.41.1.0.0.0.00 | INGRESOS CORRIENTES | 3,426,625 |
| 1.41.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 3,426,625 |
| 1.41.1.2.3.0.00 | TRANSFERENCIAS CORRIENTES | 3,396,125 |
| 1.41.1.2.3.1.00 | GOBIERNO CENTRAL | 3,396,125 |
| 1.41.1.2.3.1.17 | MINISTERIO DE GOBIERNO | 3,396,125 |
| 1.41.1.2.6.0.00 | INGRESOS VARIOS | 30,500 |
| 1.41.1.2.6.0.00 | INGRESOS VARIOS | 30,500 |
| 1.41.1.2.6.0.01 | MULTAS, RECARGOS E INTERESES | 10,800 |
| 1.41.1.2.6.0.99 | OTROS INGRESOS VARIOS | 19,700 |
| 1.41.2.0.0.0.00 | INGRESOS DE CAPITAL | 2,217,475 |
| 1.41.2.3.0.0.00 | OTROS INGRESOS DE CAPITAL | 2,217,475 |
| 1.41.2.3.2.0.00 | TRANSFERENCIA DE CAPITAL | 2,217,475 |
| 1.41.2.3.2.1.00 | GOBIERNO CENTRAL | 2,217,475 |
| 1.41.2.3.2.1.17 | MINISTERIO DE GOBIERNO | 2,217,475 |

**ARTÍCULO 125.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DE PASAPORTES DE PANAMÁ para vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| Funcionamiento | |
| Dirección y Administración General | 2,736,941 |
| Expedición y Autorización de Pasaporte | 689,684 |
| Total del Presupuesto de Funcionamiento | 3,426,625 |
| Inversión | |
| Modernización y Actualización de Pasaporte | 2,217,475 |
| Total del Presupuesto de Inversión | 2,217,475 |
| **TOTAL DEL PRESUPUESTO DE GASTOS** | **5,644,100** |

## CAPÍTULO XXIX
## 1.42 INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO

**ARTÍCULO 126.** Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de ingresos y gastos del INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO para la vigencia fiscal de 2019:

| | |
|---|---|
| Ingresos Totales | 15,951,200 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 15,951,200 |
| Gastos | 15,951,200 |

**ARTÍCULO 127.** El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| | | |
|---|---|---|
| 1.42.0.0.0.0.00 | INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO | 15,951,200 |
| 1.42.1.0.0.0.00 | INGRESOS CORRIENTES | 15,951,200 |
| 1.42.1.1.0.0.00 | INGRESOS TRIBUTARIOS | 14,220,400 |
| 1.42.1.1.1.0.00 | IMPUESTOS DIRECTOS | 14,220,400 |
| 1.42.1.1.1.4.00 | SEGURO EDUCATIVO | 14,220,400 |
| 1.42.1.1.1.4.99 | OTROS SEGURO EDUCATIVO - INVERSIÓN | 14,220,400 |
| 1.42.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 1,730,800 |
| 1.42.1.2.3.0.00 | TRANSFERENCIAS CORRIENTES | 1,631,000 |
| 1.42.1.2.3.7.00 | SECTOR PRIVADO | 1,631,000 |
| 1.42.1.2.3.7.01 | 5% APORTE DE LAS COOPERATIVAS | 1,631,000 |

| 1.42.1.2.6.0.00 | INGRESOS VARIOS | 99,800 |
| 1.42.1.2.6.0.00 | INGRESOS VARIOS | 99,800 |
| 1.42.1.2.6.0.99 | OTROS INGRESOS VARIOS | 99,800 |

**ARTÍCULO 128.** Para la ejecución de programas de los funcionamiento se aprueba el presupuesto de gastos del INSTITUTO PANAMEÑO AUTONÓMO COOPERATIVO para vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| Funcionamiento | |
| Dirección y Administración General | 408,000 |
| Promoción y Fortalecimiento | 73,524 |
| Dirección y Administración General S.E. | 4,765,000 |
| Promoción y Fortalecimiento | 9,272,600 |
| Total del Presupuesto de Funcionamiento | 14,519,124 |
| Inversión | |
| Equipamento | 1,432,076 |
| Total del Presupuesto de Inversión | 1,432,076 |
| TOTAL DEL PRESUPUESTO DE GASTOS | 15,951,200 |

## CAPÍTULO XXX
## 1.45 AUTORIDAD DE TURISMO DE PANAMÁ

**ARTÍCULO 129.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DE TURISMO DE PANAMÁ para la vigencia fiscal de 2019:

| | |
|---|---|
| Ingresos Totales | 133,491,704 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 133,491,704 |
| Gastos | 133,491,704 |

**ARTÍCULO 130.** El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| 1.45.0.0.0.0.00 | AUTORIDAD DE TURISMO DE PANAMÁ | 133,491,704 |
| 1.45.1.0.0.0.00 | INGRESOS CORRIENTES | 34,181,006 |
| 1.45.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 34,181,006 |
| 1.45.1.2.1.0.00 | RENTA DE ACTIVOS | 3,540,340 |
| 1.45.1.2.1.1.00 | ARRENDAMIENTOS | 3,540,340 |
| 1.45.1.2.1.1.01 | EDIFICIOS Y LOCALES | 3,540,340 |
| 1.45.1.2.3.0.00 | TRANSFERENCIAS CORRIENTES | 5,680,666 |
| 1.45.1.2.3.1.00 | GOBIERNO CENTRAL | 5,680,666 |
| 1.45.1.2.3.1.08 | MINISTERIO DE COMERCIO E INDUSTRIAS | 5,680,666 |
| 1.45.1.2.4.0.00 | TASAS Y DERECHOS | 24,300,000 |
| 1.45.1.2.4.2.00 | TASAS | 24,300,000 |
| 1.45.1.2.4.2.24 | TASA DE SERVICIO AEROPORTUARIO (25%) | 24,300,000 |
| 1.45.1.2.6.0.00 | INGRESOS VARIOS | 660,000 |
| 1.45.1.2.6.0.00 | INGRESOS VARIOS | 660,000 |
| 1.45.1.2.6.0.99 | OTROS INGRESOS VARIOS | 660,000 |
| 1.45.2.0.0.0.00 | INGRESOS DE CAPITAL | 99,310,698 |
| 1.45.2.3.0.0.00 | OTROS INGRESOS DE CAPITAL | 99,310,698 |
| 1.45.2.3.2.0.00 | TRANSFERENCIA DE CAPITAL | 99,310,698 |
| 1.45.2.3.2.1.00 | GOBIERNO CENTRAL | 99,310,698 |
| 1.45.2.3.2.1.08 | TRANSFERENCIA DE CAPITAL MICI. | 99,310,698 |



**ARTÍCULO 131.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DE TURISMO DE PANAMÁ para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Dirección y Administración General | 8,152,665 |
| Fomento del Turismo | 4,220,341 |
| Transferencias Varias | 21,598,000 |
| **Total del Presupuesto de Funcionamiento** | 33,971,006 |
| **Inversión** | |
| Promoción Turística | 98,000,188 |
| Construcción de Infra. Turística | 1,520,510 |
| **Total del Presupuesto de Inversión** | 99,520,698 |
| **TOTAL DEL PRESUPUESTO DE GASTOS** | 133,491,704 |

## CAPÍTULO XXXI
## 1.46 AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL

**ARTÍCULO 132.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL para la vigencia fiscal de 2019:

| | |
|---|---|
| Ingresos Totales | 26,971,200 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 26,971,200 |
| | |
| Gastos | 26,971,200 |

**ARTÍCULO 133.** El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| | | |
|---|---|---|
| 1.46.0.0.0.0.00 | AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUB. | 26,971,200 |
| 1.46.1.0.0.0.00 | INGRESOS CORRIENTES | 8,091,626 |
| 1.46.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 8,091,626 |
| 1.46.1.2.3.0.00 | TRANSFERENCIAS CORRIENTES | 7,891,626 |
| 1.46.1.2.3.1.00 | GOBIERNO CENTRAL | 7,891,626 |
| 1.46.1.2.3.1.03 | PRESIDENCIA | 7,891,626 |
| 1.46.1.2.6.0.00 | INGRESOS VARIOS | 200,000 |
| 1.46.1.2.6.0.00 | INGRESOS VARIOS | 200,000 |
| 1.46.1.2.6.0.99 | OTROS INGRESOS VARIOS | 200,000 |
| 1.46.2.0.0.0.00 | INGRESOS DE CAPITAL | 18,879,574 |
| 1.46.2.2.0.0.00 | RECURSOS DEL CRÉDITO | 6,940,716 |
| 1.46.2.2.2.0.00 | CRÉDITO EXTERNO | 6,940,716 |
| 1.46.2.2.2.1.00 | ORG. INTER. DE FINANCIAMIENTO | 6,940,716 |
| 1.46.2.2.2.1.35 | BID 3683 OC-PN-AIG | 6,940,716 |
| 1.46.2.3.0.0.00 | OTROS INGRESOS DE CAPITAL | 11,938,858 |
| 1.46.2.3.2.0.00 | TRANSFERENCIA DE CAPITAL | 11,938,858 |
| 1.46.2.3.2.1.00 | GOBIERNO CENTRAL | 11,938,858 |
| 1.46.2.3.2.1.03 | PRESIDENCIA DE LA REPÚBLICA | 11,938,858 |

**ARTÍCULO 134.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Dirección y Administración General | 4,189,347 |
| Modernización de la Gestión Pública | 3,902,279 |
| **Total del Presupuesto de Funcionamiento** | 8,091,626 |

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| Inversión | |
| Mejoras, Instalación y Equipamento | 17,969,574 |
| Construcciones y Remodelaciones | 910,000 |
| Total del Presupuesto de Inversión | 18,879,574 |
| TOTAL DEL PRESUPUESTO DE GASTOS | 26,971,200 |

## CAPÍTULO XXXII
## 1.48 REGISTRO PÚBLICO DE PANAMÁ

**ARTÍCULO 135.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del REGISTRO PÚBLICO DE PANAMÁ para la vigencia fiscal de 2019

| | |
|---|---|
| Ingresos Totales | 77,166,800 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 77,166,800 |
| Gastos | 77,166,800 |

**ARTÍCULO 136.** El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| | | |
|---|---|---|
| 1.48.0.0.0.0.00 | REGISTRO PÚBLICO DE PANAMÁ | 77,166,800 |
| 1.48.1.0.0.0.00 | INGRESOS CORRIENTES | 74,166,800 |
| 1.48.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 74,166,800 |
| 1.48.1.2.4.0.00 | TASAS Y DERECHOS | 70,374,400 |
| 1.48.1.2.4.1.00 | DERECHOS | 70,374,400 |
| 1.48.1.2.4.1.58 | DERECHO DE REGISTRO | 55,674,400 |
| 1.48.1.2.4.1.59 | DERECHO DE CERTIFICACIÓN | 9,500,000 |
| 1.48.1.2.4.1.60 | DERECHO DE CALIFICACIÓN | 5,200,000 |
| 1.48.1.2.6.0.00 | INGRESOS VARIOS | 3,792,400 |
| 1.48.1.2.6.0.00 | INGRESOS VARIOS | 3,792,400 |
| 1.48.1.2.6.0.99 | OTROS INGRESOS VARIOS | 3,792,400 |
| 1.48.2.0.0.0.00 | INGRESOS DE CAPITAL | 3,000,000 |
| 1.48.2.4.0.0.00 | SALDO EN CAJA Y BANCO | 3,000,000 |
| 1.48.2.4.2.0.00 | DISPONIBLE LIBRE EN BANCO | 3,000,000 |
| 1.48.2.4.2.0.00 | DISPONIBLE LIBRE EN BANCO | 3,000,000 |
| 1.48.2.4.2.0.01 | SALDO DE CAPITAL | 3,000,000 |

**ARTÍCULO 137.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del REGISTRO PÚBLICO DE PANAMÁ para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| Funcionamiento | |
| Dirección y Administración General | 8,222,130 |
| Operaciones de Registro Público | 6,181,170 |
| Archivos Nacionales | 991,200 |
| Transferencias Varias | 53,780,900 |
| Total del Presupuesto de Funcionamiento | 69,175,400 |
| Inversión | |
| Edificaciones | 3,321,700 |
| Equipo de Informática | 4,404,700 |
| Estudio, Restauración y Conservación | 265,000 |
| Total del Presupuesto de Inversión | 7,991,400 |
| TOTAL DEL PRESUPUESTO DE GASTOS | 77,166,800 |



## CAPÍTULO XXXIII
### 1.50 AUTORIDAD NACIONAL DE TRANSPARENCIA Y ACCESO A LA INFORMACIÓN

**ARTÍCULO 138.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE TRANSPARENCIA Y ACCESO A LA INFORMACIÓN para la vigencia fiscal de 2019:

| | |
|---|---|
| Ingresos Totales | 2,484,400 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 2,484,400 |
| Gastos | 2,484,400 |

**ARTÍCULO 139.** El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| | | |
|---|---|---|
| 1.50.0.0.0.0.00 | AUTORIDAD. NAL. DE TRANSPARENCIA Y ACCESO INFOR. | 2,484,400 |
| 1.50.1.0.0.0.00 | INGRESOS CORRIENTES | 2,484,400 |
| 1.50.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 2,484,400 |
| 1.50.1.2.3.0.00 | TRANSFERENCIAS CORRIENTES | 2,484,400 |
| 1.50.1.2.3.1.00 | GOBIERNO CENTRAL | 2,484,400 |
| 1.50.1.2.3.1.03 | PRESIDENCIA | 2,484,400 |

**ARTÍCULO 140.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD NACIONAL DE TRANSPARENCIA Y ACCESO A LA INFORMACIÓN para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Dirección y Administración General | 2,484,400 |
| **Total del Presupuesto de Funcionamiento** | **2,484,400** |
| TOTAL DEL PRESUPUESTO DE GASTOS | 2,484,400 |

## CAPÍTULO XXXIV
### 1.51 BENEMÉRITO CUERPO DE BOMBEROS DE LA REPÚBLICA DE PANAMÁ

**ARTÍCULO 141.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del BENEMÉRITO CUERPO DE BOMBEROS DE LA REPÚBLICA DE PANAMÁ para la vigencia fiscal de 2019:

| | |
|---|---|
| Ingresos Totales | 79,536,304 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 79,536,304 |
| Gastos | 79,536,304 |

**ARTÍCULO 142.** El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| | | |
|---|---|---|
| 1.51.0.0.0.0.00 | BENEMÉRITO CUERPO DE BOMBEROS DE LA REP. DE PANAMÁ | 79,536,304 |
| 1.51.1.0.0.0.00 | INGRESOS CORRIENTES | 53,688,660 |
| 1.51.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 52,643,660 |



| | | |
|---|---|---|
| 1.51.1.2.1.0.00 | RENTA DE ACTIVOS | 25,000 |
| 1.51.1.2.1.1.00 | ARRENDAMIENTOS | 25,000 |
| 1.51.1.2.1.1.02 | DE LOTES Y TIERRAS | 25,000 |
| 1.51.1.2.3.0.00 | TRANSFERENCIAS CORRIENTES | 38,679,330 |
| 1.51.1.2.3.1.00 | GOBIERNO CENTRAL | 38,679,330 |
| 1.51.1.2.3.1.16 | MINISTERIO DE ECONOMÍA Y FINANZAS | 6,461,911 |
| 1.51.1.2.3.1.17 | MINISTERIO DE GOBIERNO | 32,217,419 . |
| 1.51.1.2.4.0.00 | TASAS Y DERECHOS | 13,839,330 |
| 1.51.1.2.4.2.00 | TASAS | 13,839,330 |
| 1.51.1.2.4.2.81 | TARIFA DE COBRO ZONAS REGIONALES Y PANAMÁ - BOMBER | 13,839,330 |
| 1.51.1.2.6.0.00 | INGRESOS VARIOS | 100,000 |
| 1.51.1.2.6.0.00 | INGRESOS VARIOS | 100,000 |
| 1.51.1.2.6.0.99 | OTROS INGRESOS VARIOS | 100,000 |
| 1.51.1.3.0.0.00 | OTROS INGRESOS CORRIENTES | 1,045,000 |
| 1.51.1.3.2.0.00 | INTERESES Y COMISIONES GANADOS | 1,045,000 |
| 1.51.1.3.2.4.00 | INT. Y COMISIONES GANADOS S/VALORES | 1,045,000 |
| 1.51.1.3.2.4.51 | INTERESES FIDEICOMISO - BOMBEROS | 1,045,000 |
| 1.51.2.0.0.0.00 | INGRESOS DE CAPITAL | 25,847,644 |
| 1.51.2.3.0.0.00 | OTROS INGRESOS DE CAPITAL | 25,847,644 |
| 1.51.2.3.2.0.00 | TRANSFERENCIA DE CAPITAL | 25,847,644 |
| 1.51.2.3.2.1.00 | GOBIERNO CENTRAL | 25,847,644 |
| 1.51.2.3.2.1.16 | MINISTERIO DE ECONOMÍA Y FINANZAS | 25,847,644 |

**ARTÍCULO 143.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del BENEMÉRITO CUERPO DE BOMBEROS DE LA REPÚBLICA DE PANAMÁ para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Dirección y Administración General | 26,533,434 |
| Prevención, Protección y Salvamento | 26,785,226 |
| Total del Presupuesto de Funcionamiento | 53,318,660 |
| **Inversión** | |
| Fortalecimiento Institucional | 24,864,000 |
| Construcción y Rehabilitación | 1,353,644 |
| Total del Presupuesto de Inversión | 26,217,644 |
| **TOTAL DEL PRESUPUESTO DE GASTOS** | 79,536,304 |

## CAPÍTULO XXXV
## 1.87 UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ

**ARTÍCULO 144.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ para la vigencia fiscal de 2019:

| | |
|---|---|
| Ingresos Totales | 74,350,200 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 74,350,200 |
| Gastos | 74,350,200 |

**ARTÍCULO 145.** El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| | | |
|---|---|---|
| 1.87.0.0.0.0.00 | UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ | 74,350,200 |
| 1.87.1.0.0.0.00 | INGRESOS CORRIENTES | 67,558,800 |
| 1.87.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 67,558,800 |
| 1.87.1.2.1.0.00 | RENTA DE ACTIVOS | 942,400 |
| 1.87.1.2.1.3.00 | INGRESOS POR VENTA DE BIENES | 942,400 |
| 1.87.1.2.1.3.10 | IMPRESOS Y FORMULARIOS | 128,200 |
| 1.87.1.2.1.3.12 | PRODUCTOS PROCESADOS | 814,200 |



| | | |
|---|---|---|
| 1.87.1.2.3.0.00 | TRANSFERENCIAS CORRIENTES | 62,030,600 |
| 1.87.1.2.3.1.00 | GOBIERNO CENTRAL | 62,030,600 |
| 1.87.1.2.3.1.07 | MINISTERIO DE EDUCACIÓN | 62,030,600 |
| 1.87.1.2.4.0.00 | TASAS Y DERECHOS | 3,342,000 |
| 1.87.1.2.4.1.00 | DERECHOS | 3,152,800 |
| 1.87.1.2.4.1.23 | BIENESTAR ESTUDIANTIL | 93,800 |
| 1.87.1.2.4.1.24 | MATRÍCULA Y LABORATORIO | 645,900 |
| 1.87.1.2.4.1.98 | OTROS SERVICIOS DE GESTIÓN INSTIT. | 2,413,100 |
| 1.87.1.2.4.2.00 | TASAS | 189,200 |
| 1.87.1.2.4.2.23 | EXPEDICIÓN DE CARNÉS | 51,300 |
| 1.87.1.2.4.2.26 | CERTIFICADOS Y DIPLOMAS | 137,900 |
| 1.87.1.2.6.0.00 | INGRESOS VARIOS | 1,243,800 |
| 1.87.1.2.6.0.00 | INGRESOS VARIOS | 1,243,800 |
| 1.87.1.2.6.0.98 | OTROS SERVICIOS AUTOGESTIÓN | 1,158,800 |
| 1.87.1.2.6.0.99 | OTROS INGRESOS VARIOS | 85,000 |
| 1.87.2.0.0.0.00 | INGRESOS DE CAPITAL | 6,791,400 |
| 1.87.2.3.0.0.00 | OTROS INGRESOS DE CAPITAL | 4,291,400 |
| 1.87.2.3.2.0.00 | TRANSFERENCIA DE CAPITAL | 4,291,400 |
| 1.87.2.3.2.1.00 | GOBIERNO CENTRAL | 4,291,400 |
| 1.87.2.3.2.1.07 | MINISTERIO DE EDUCACIÓN | 4,291,400 |
| 1.87.2.4.0.0.00 | SALDO EN CAJA Y BANCO | 2,500,000 |
| 1.87.2.4.2.0.00 | DISPONIBLE LIBRE EN BANCO | 2,500,000 |
| 1.87.2.4.2.0.00 | DISPONIBLE LIBRE EN BANCO | 2,500,000 |
| 1.87.2.4.2.0.01 | SALDO DE CAPITAL | 2,500,000 |

**ARTÍCULO 146.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Dirección y Administración General | 23,722,100 |
| Educación Superior | 42,651,600 |
| Investigación | 531,000 |
| Total del Presupuesto de Funcionamiento | 66,904,700 |
| **Inversión** | |
| Construcción y Rehabilitación | 1,849,500 |
| Equipamiento | 1,051,200 |
| Investigación | 4,544,800 |
| Total del Presupuesto de Inversión | 7,445,500 |
| TOTAL DEL PRESUPUESTO DE GASTOS | 74,350,200 |

## CAPÍTULO XXXVI
## 1.90 UNIVERSIDAD DE PANAMÁ

**ARTÍCULO 147.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la UNIVERSIDAD DE PANAMÁ para la vigencia fiscal de 2019:

| | |
|---|---|
| Ingresos Totales | 286,743,890 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 286,743,890 |
| Gastos | 286,743,890 |

**ARTÍCULO 148.** El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| | | |
|---|---|---|
| 1.90.0.0.0.0.00 | UNIVERSIDAD DE PANAMÁ | 286,743,890 |
| 1.90.1.0.0.0.00 | INGRESOS CORRIENTES | 266,343,890 |
| 1.90.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 266,343,890 |



| 1.90.1.2.1.0.00 | RENTA DE ACTIVOS | 7,281,900 |
|---|---|---|
| 1.90.1.2.1.1.00 | ARRENDAMIENTOS | 527,900 |
| 1.90.1.2.1.1.01 | EDIFICIOS Y LOCALES | 527,900 |
| 1.90.1.2.1.3.00 | INGRESOS POR VENTA DE BIENES | 3,754,000 |
| 1.90.1.2.1.3.10 | IMPRESOS Y FORMULARIOS | 100 |
| 1.90.1.2.1.3.12 | PRODUCTOS PROCESADOS | 1,170,600 |
| 1.90.1.2.1.3.98 | OTROS SERVICIOS AUTOGESTIÓN | 2,583,300 |
| 1.90.1.2.1.4.00 | INGRESOS POR VENTAS DE SERVICIOS | 3,000,000 |
| 1.90.1.2.1.4.99 | OTROS SERVICIOS AUTOGESTIÓN | 3,000,000 |
| 1.90.1.2.3.0.00 | TRANSFERENCIAS CORRIENTES | 244,180,870 |
| 1.90.1.2.3.1.00 | GOBIERNO CENTRAL | 243,980,870 |
| 1.90.1.2.3.1.07 | MINISTERIO DE EDUCACIÓN | 243,980,870 |
| 1.90.1.2.3.2.00 | INSTITUCIONES DESCENTRALIZADAS | 200,000 |
| 1.90.1.2.3.2.06 | AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS | 200,000 |
| 1.90.1.2.4.0.00 | TASAS Y DERECHOS | 11,225,020 |
| 1.90.1.2.4.1.00 | DERECHOS | 10,339,220 |
| 1.90.1.2.4.1.23 | BIENESTAR ESTUDIANTIL | 66,500 |
| 1.90.1.2.4.1.24 | MATRÍCULA Y LABORATORIO | 2,345,300 |
| 1.90.1.2.4.1.98 | OTROS SERVICIOS DE GESTIÓN INSTIT. | 7,927,420 |
| 1.90.1.2.4.2.00 | TASAS | 885,800 |
| 1.90.1.2.4.2.23 | EXPEDICIÓN DE CARNÉS | 61,500 |
| 1.90.1.2.4.2.26 | CERTIFICADOS Y DIPLOMAS | 714,000 |
| 1.90.1.2.4.2.28 | REVÁLIDA DE TÍTULOS | 110,300 |
| 1.90.1.2.6.0.00 | INGRESOS VARIOS | 3,656,100 |
| 1.90.1.2.6.0.00 | INGRESOS VARIOS | 3,656,100 |
| 1.90.1.2.6.0.98 | OTROS SERVICIOS AUTOGESTIÓN | 3,467,600 |
| 1.90.1.2.6.0.99 | OTROS INGRESOS VARIOS | 188,500 |
| 1.90.2.0.0.0.00 | INGRESOS DE CAPITAL | 20,400,000 |
| 1.90.2.3.0.0.00 | OTROS INGRESOS DE CAPITAL | 4,500,000 |
| 1.90.2.3.2.0.00 | TRANSFERENCIA DE CAPITAL | 4,500,000 |
| 1.90.2.3.2.1.00 | GOBIERNO CENTRAL | 4,500,000 |
| 1.90.2.3.2.1.07 | MINISTERIO DE EDUCACIÓN | 4,500,000 |
| 1.90.2.4.0.0.00 | SALDO EN CAJA Y BANCO | 15,900,000 |
| 1.90.2.4.2.0.00 | DISPONIBLE LIBRE EN BANCO | 15,900,000 |
| 1.90.2.4.2.0.00 | DISPONIBLE LIBRE EN BANCO | 15,900,000 |
| 1.90.2.4.2.0.01 | SALDO DE CAPITAL | 15,900,000 |

**ARTÍCULO 149.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la UNIVERSIDAD DE PANAMÁ para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Dirección y Administración General | 88,283,544 |
| Educación Superior | 161,011,507 |
| Investigación | 11,536,704 |
| Extensión Cultural | 4,128,535 |
| Total del Presupuesto de Funcionamiento | 264,960,290 |
| **Inversión** | |
| Construcciones y Equipamiento | 20,533,600 |
| Seguimiento a Proyectos de Inversión | 1,250,000 |
| Total del Presupuesto de Inversión | 21,783,600 |
| TOTAL DEL PRESUPUESTO DE GASTOS | 286,743,890 |

## CAPÍTULO XXXVII
### 1.91 UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ

**ARTÍCULO 150.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ para la vigencia fiscal de 2019:



| | |
|---|---|
| Ingresos Totales | 15,265,017 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 15,265,017 |
| Gastos | 15,265,017 |

**ARTÍCULO 151.** El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| | | |
|---|---|---|
| 1.91.0.0.0.0.00 | UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ | 15,265,017 |
| 1.91.1.0.0.0.00 | INGRESOS CORRIENTES | 10,074,411 |
| 1.91.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 10,074,411 |
| 1.91.1.2.3.0.00 | TRANSFERENCIAS CORRIENTES | 7,449,911 |
| 1.91.1.2.3.1.00 | GOBIERNO CENTRAL | 4,349,911 |
| 1.91.1.2.3.1.07 | MINISTERIO DE EDUCACIÓN | 4,349,911 |
| 1.91.1.2.3.3.00 | EMPRESAS PÚBLICAS | 3,100,000 |
| 1.91.1.2.3.3.03 | TRANSFERENCIA CORRIENTE-AMP | 3,100,000 |
| 1.91.1.2.4.0.00 | TASAS Y DERECHOS | 2,449,500 |
| 1.91.1.2.4.1.00 | DERECHOS | 2,449,500 |
| 1.91.1.2.4.1.24 | MATRÍCULA Y LABORATORIO | 2,449,500 |
| 1.91.1.2.6.0.00 | INGRESOS VARIOS | 175,000 |
| 1.91.1.2.6.0.00 | INGRESOS VARIOS | 175,000 |
| 1.91.1.2.6.0.99 | OTROS INGRESOS VARIOS | 175,000 |
| 1.91.2.0.0.0.00 | INGRESOS DE CAPITAL | 5,190,606 |
| 1.91.2.3.0.0.00 | OTROS INGRESOS DE CAPITAL | 5,190,606 |
| 1.91.2.3.2.0.00 | TRANSFERENCIA DE CAPITAL | 5,190,606 |
| 1.91.2.3.2.1.00 | GOBIERNO CENTRAL | 5,190,606 |
| 1.91.2.3.2.1.07 | MINISTERIO DE EDUCACIÓN | 5,190,606 |

**ARTÍCULO 152.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Dirección y Administración General | 4,291,504 |
| Educación Superior | 4,673,021 |
| Investigación, Postgrado y Extensión | 538,286 |
| **Total del Presupuesto de Funcionamiento** | **9,502,811** |
| **Inversión** | |
| Rehabilitación de Edificio | 909,505 |
| Instalación de Laboratorios/Simuladores | 680,000 |
| Equipamiento | 3,906,701 |
| Innovación Tecnológica | 266,000 |
| **Total del Presupuesto de Inversión** | **5,762,206** |
| **TOTAL DEL PRESUPUESTO DE GASTOS** | **15,265,017** |

## CAPÍTULO XXXVIII
### 1.93 UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS

**ARTÍCULO 153.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS para la vigencia fiscal de 2018:

| | |
|---|---|
| Ingresos Totales | 28,885,000 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 28,885,000 |
| Gastos | 28,885,000 |

**ARTÍCULO 154.** El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| | | |
|---|---|---:|
| 1.93.0.0.0.0.00 | UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS | 28,885,000 |
| 1.93.1.0.0.0.00 | INGRESOS CORRIENTES | 25,511,000 |
| 1.93.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 25,511,000 |
| 1.93.1.2.3.0.00 | TRANSFERENCIAS CORRIENTES | 17,000,000 |
| 1.93.1.2.3.1.00 | GOBIERNO CENTRAL | 17,000,000 |
| 1.93.1.2.3.1.07 | MINISTERIO DE EDUCACIÓN | 17,000,000 |
| 1.93.1.2.4.0.00 | TASAS Y DERECHOS | 4,308,000 |
| 1.93.1.2.4.1.00 | DERECHOS | 4,308,000 |
| 1.93.1.2.4.1.24 | MATRÍCULA Y LABORATORIO | 4,308,000 |
| 1.93.1.2.6.0.00 | INGRESOS VARIOS | 4,203,000 |
| 1.93.1.2.6.0.00 | INGRESOS VARIOS | 4,203,000 |
| 1.93.1.2.6.0.98 | OTROS SERVICIOS AUTOGESTIÓN | 4,123,000 |
| 1.93.1.2.6.0.99 | OTROS INGRESOS VARIOS | 80,000 |
| 1.93.2.0.0.0.00 | INGRESOS DE CAPITAL | 3,374,000 |
| 1.93.2.3.0.0.00 | OTROS INGRESOS DE CAPITAL | 2,874,000 |
| 1.93.2.3.2.0.00 | TRANSFERENCIA DE CAPITAL | 2,874,000 |
| 1.93.2.3.2.1.00 | GOBIERNO CENTRAL | 2,874,000 |
| 1.93.2.3.2.1.07 | MINISTERIO DE EDUCACIÓN | 2,874,000 |
| 1.93.2.4.0.0.00 | SALDO EN CAJA Y BANCO | 500,000 |
| 1.93.2.4.2.0.00 | DISPONIBLE LIBRE EN BANCO | 500,000 |
| 1.93.2.4.2.0.00 | DISPONIBLE LIBRE EN BANCO | 500,000 |
| 1.93.2.4.2.0.99 | SALDO EN BANCO | 500,000 |

**ARTÍCULO 155.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---:|
| **Funcionamiento** | |
| Dirección y Administración General | 12,697,660 |
| Educación Superior | 12,705,084 |
| Total del Presupuesto de Funcionamiento | 25,402,744 |
| **Inversión** | |
| Remodelaciones | 1,203,318 |
| Construcciones | 800,000 |
| Equipam. de Labora. y Clínica Interdisc. | 1,378,938 |
| Investigación | 100,000 |
| Total del Presupuesto de Inversión | 3,482,256 |
| TOTAL DEL PRESUPUESTO DE GASTOS | 28,885,000 |

## CAPÍTULO XXXIX
## 1.95 UNIVERSIDAD TECNOLÓGICA DE PANAMÁ

**ARTÍCULO 156.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la UNIVERSIDAD TECNOLÓGICA DE PANAMÁ para la vigencia fiscal de 2019:

| | |
|---|---:|
| Ingresos Totales | 128,168,000 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 128,168,000 |
| Gastos | 128,168,000 |

**ARTÍCULO 157.** El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

66

| | | |
|---|---|---|
| 1.95.0.0.0.0.00 | UNIVERSIDAD TECNOLÓGICA DE PANAMÁ | 128,168,000 |
| 1.95.1.0.0.0.00 | INGRESOS CORRIENTES | 101,857,300 |
| 1.95.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 101,857,300 |
| 1.95.1.2.1.0.00 | RENTA DE ACTIVOS | 7,396,800 |
| 1.95.1.2.1.4.00 | INGRESOS POR VENTAS DE SERVICIOS | 7,396,800 |
| 1.95.1.2.1.4.07 | LABORATORIOS Y CENTROS ESPECIALES | 662,200 |
| 1.95.1.2.1.4.99 | OTROS SERVICIOS AUTOGESTIÓN | 6,734,600 |
| 1.95.1.2.3.0.00 | TRANSFERENCIAS CORRIENTES | 87,013,795 |
| 1.95.1.2.3.1.00 | GOBIERNO CENTRAL | 87,013,795 |
| 1.95.1.2.3.1.07 | MINISTERIO DE EDUCACIÓN | 87,013,795 |
| 1.95.1.2.4.0.00 | TASAS Y DERECHOS | 6,814,500 |
| 1.95.1.2.4.1.00 | DERECHOS | 5,567,205 |
| 1.95.1.2.4.1.24 | MATRÍCULA Y LABORATORIO | 5,502,945 |
| 1.95.1.2.4.1.99 | OTROS - BIBLIOTECA | 64,260 |
| 1.95.1.2.4.2.00 | TASAS | 1,247,295 |
| 1.95.1.2.4.2.26 | CERTIFICADOS Y DIPLOMAS | 1,247,295 |
| 1.95.1.2.6.0.00 | INGRESOS VARIOS | 632,205 |
| 1.95.1.2.6.0.00 | INGRESOS VARIOS | 632,205 |
| 1.95.1.2.6.0.99 | OTROS INGRESOS VARIOS | 632,205 |
| 1.95.2.0.0.0.00 | INGRESOS DE CAPITAL | 26,310,700 |
| 1.95.2.3.0.0.00 | OTROS INGRESOS DE CAPITAL | 22,310,700 |
| 1.95.2.3.2.0.00 | TRANSFERENCIA DE CAPITAL | 22,310,700 |
| 1.95.2.3.2.1.00 | GOBIERNO CENTRAL | 22,310,700 |
| 1.95.2.3.2.1.07 | MINISTERIO DE EDUCACIÓN | 22,310,700 |
| 1.95.2.4.0.0.00 | SALDO EN CAJA Y BANCO | 4,000,000 |
| 1.95.2.4.2.0.00 | DISPONIBLE LIBRE EN BANCO | 4,000,000 |
| 1.95.2.4.2.0.00 | DISPONIBLE LIBRE EN BANCO | 4,000,000 |
| 1.95.2.4.2.0.01 | SALDO DE CAPITAL | 4,000,000 |

**ARTÍCULO 158.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la UNIVERSIDAD TECNOLÓGICA DE PANAMÁ para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| Funcionamiento | |
| Dirección y Administración General | 31,103,957 |
| Educación Superior Tecnológica | 61,374,042 |
| Investigación, Postgrado y Extensión | 9,212,301 |
|     Total del Presupuesto de Funcionamiento | 101,690,300 |
| Inversión | |
| Construcciones Educativas | 23,244,200 |
| Mobiliario, Libros y Equipo Educacional | 2,422,200 |
| Investigación y Transf. de Tecnología | 811,300 |
|     Total del Presupuesto de Inversión | 26,477,700 |
| TOTAL DEL PRESUPUESTO DE GASTOS | 128,168,000 |

## CAPÍTULO XL
## 1.97 ZONA FRANCA DE BARÚ

**ARTÍCULO 159.** Para la ejecución del programa de funcionamiento se aprueba el presupuesto de ingresos y gastos de la ZONA FRANCA DE BARÚ para la vigencia fiscal de 2019:

| | |
|---|---|
| Ingresos Totales | 730,000 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 730,000 |
| | |
| Gastos | 730,000 |



**ARTÍCULO 160.** El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| | | |
|---|---|---|
| 1.97.0.0.0.0.00 | ZONA FRANCA DEL BARÚ | 730,000 |
| 1.97.1.0.0.0.00 | INGRESOS CORRIENTES | 730,000 |
| 1.97.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 530,000 |
| 1.97.1.2.3.0.00 | TRANSFERENCIAS CORRIENTES | 501,600 |
| 1.97.1.2.3.1.00 | GOBIERNO CENTRAL | 501,600 |
| 1.97.1.2.3.1.08 | MINISTERIO DE COMERCIO E INDUSTRIAS | 501,600 |
| 1.97.1.2.4.0.00 | TASAS Y DERECHOS | 28,400 |
| 1.97.1.2.4.2.00 | TASAS | 28,400 |
| 1.97.1.2.4.2.43 | CLAVES DE OPERACIÓN | 26,600 |
| 1.97.1.2.4.2.45 | EXPEDICIÓN DE DOCUMENTO | 1,800 |
| 1.97.1.4.0.0.00 | SALDO EN CAJA Y EN BANCO | 200,000 |
| 1.97.1.4.2.0.00 | DISPONIBLE LIBRE EN BANCO | 200,000 |
| 1.97.1.4.2.0.00 | DISPONIBLE LIBRE EN BANCO | 200,000 |
| 1.97.1.4.2.0.01 | DISPONIBLE LIBRE EN BANCO | 200,000 |

**ARTÍCULO 161.** Para la ejecución del programa de funcionamiento e inversión se aprueba el presupuesto de gastos de la ZONA FRANCA DE BARÚ para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Dirección y Administración General | 530,000 |
| Total del Presupuesto de Funcionamiento | 530,000 |
| **Inversión** | |
| Constr., Mejor. y Equipamiento | 200,000 |
| Total del Presupuesto de Inversión | 200,000 |
| **TOTAL DEL PRESUPUESTO DE GASTOS** | 730,000 |



## TÍTULO IV
### PRESUPUESTOS DE LAS EMPRESAS PÚBLICAS

### CAPÍTULO I
### RESUMEN DE LOS PRESUPUESTOS DE LAS EMPRESAS PÚBLICAS

**ARTÍCULO 162.** Se aprueban los presupuestos de las Empresas Públicas para la vigencia fiscal de 2019, cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas:

| INSTITUCIONES | INGRESOS | | | GASTOS | | |
|---|---|---|---|---|---|---|
| | CORRIENTES | DE CAPITAL | TOTAL | CORRIENTES | DE CAPITAL | TOTAL |
| TOTAL | 1,105,243,176 | 982,198,665 | 2,087,441,841 | 958,709,985 | 1,128,731,856 | 2,087,441,841 |
| AUTORIDAD MARITIMA DE PANAMA | 194,271,500 | 86,874,450 | 281,145,950 | 188,696,162 | 92,449,788 | 281,145,950 |
| BINGOS NACIONALES | 873,000 | 0 | 873,000 | 846,500 | 26,500 | 873,000 |
| AUTORIDAD AERONAUTICA CIVIL | 66,854,000 | 2,100,000 | 68,954,000 | 48,715,600 | 20,238,400 | 68,954,000 |
| INST. DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES | 169,405,600 | 232,694,400 | 402,100,000 | 136,739,595 | 265,360,405 | 402,100,000 |
| INSTITUTO DE MERCADEO AGROPECUARIO | 63,112,385 | 38,407,815 | 101,520,200 | 7,992,385 | 93,527,815 | 101,520,200 |
| EMPRESA DE GENERACION ELÉCTRICA, S A | 1,314,100 | 300,000 | 1,614,100 | 1,307,100 | 307,000 | 1,614,100 |
| EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRIO | 7,088,691 | 4,302,000 | 11,390,691 | 7,097,591 | 4,293,100 | 11,390,691 |
| EMPRESA METRO DE PANAMA, S. A. | 61,078,400 | 587,800,000 | 648,878,400 | 60,589,000 | 588,289,400 | 648,878,400 |
| TRANSPORTE MASIVO DE PANAMA, S A | 175,370,000 | 5,000,000 | 180,370,000 | 158,693,296 | 21,676,704 | 180,370,000 |
| LOTERÍA NACIONAL DE BENEFICENCIA | 243,756,400 | 0 | 243,756,400 | 241,118,600 | 2,637,800 | 243,756,400 |
| ZONA LIBRE DE COLÓN | 56,000,000 | 0 | 56,000,000 | 39,923,256 | 16,076,744 | 56,000,000 |
| AGENCIA PANAMA-PACIFICO | 5,619,100 | 7,000,000 | 12,619,100 | 6,633,900 | 5,985,200 | 12,619,100 |
| AUTORIDAD DE ASEO URBANO Y DOMICILIARIO | 60,500,000 | 17,720,000 | 78,220,000 | 60,357,000 | 17,863,000 | 78,220,000 |

**ARTÍCULO 163.** Se aprueban los gastos corrientes de los presupuestos de las Empresas Públicas para la vigencia fiscal de 2019, cuya composición se expresa a continuación en Balboas:

| INSTITUCIONES | GASTOS CORRIENTES | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | OPERACIÓN | TRANSFERENCIAS CORRIENTES | APORTE AL FISCO | SUBSIDIOS | INTERESES DE LA DEUDA | TOTAL |
| TOTAL | 649,138,360 | 23,548,166 | 277,214,550 | 3,100,000 | 5,708,909 | 958,709,985 |
| AUTORIDAD MARÍTIMA DE PANAMA | 36,403,112 | 10,101,900 | 139,091,150 | 3,100,000 | 0 | 188,696,162 |
| BINGOS NACIONALES | 841,150 | 5,350 | 0 | 0 | 0 | 846,500 |
| AUTORIDAD AERONÁUTICA CIVIL | 40,687,700 | 1,577,900 | 6,450,000 | 0 | 0 | 48,715,600 |
| INST DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES | 135,589,595 | 1,150,000 | 0 | 0 | 0 | 136,739,595 |
| INSTITUTO DE MERCADEO AGROPECUARIO | 7,966,885 | 25,500 | 0 | 0 | 0 | 7,992,385 |
| EMPRESA DE GENERACION ELECTRICA, S A. | 1,080,000 | 227,100 | 0 | 0 | 0 | 1,307,100 |
| EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRIO | 7,003,205 | 94,386 | 0 | 0 | 0 | 7,097,591 |
| EMPRESA METRO DE PANAMA, S A. | 60,004,470 | 584,530 | 0 | 0 | 0 | 60,589,000 |
| TRANSPORTE MASIVO DE PANAMÁ, S.A. | 155,919,443 | 2,090,300 | 0 | 0 | 683,553 | 158,693,296 |
| LOTERÍA NACIONAL DE BENEFICENCIA | 120,580,000 | 4,242,200 | 116,296,400 | 0 | 0 | 241,118,600 |
| ZONA LIBRE DE COLÓN | 17,248,900 | 2,272,000 | 15,377,000 | 0 | 5,025,356 | 39,923,256 |
| AGENCIA PANAMÁ-PACÍFICO | 5,649,900 | 984,000 | 0 | 0 | 0 | 6,633,900 |
| AUTORIDAD DE ASEO URBANO Y DOMICILIARIO | 60,164,000 | 193,000 | 0 | 0 | 0 | 60,357,000 |

**ARTÍCULO 164.** Se aprueban los gastos de capital de los presupuestos de las Empresas Públicas para la vigencia fiscal de 2019, cuya composición se expresa a continuación en Balboas:

| INSTITUCIONES | GASTOS DE CAPITAL | | | | |
| --- | --- | --- | --- | --- | --- |
| | INVERSIONES | OTROS GASTOS DE CAPITAL | TRANSFERENCIAS DE CAPITAL | AMORTIZACIÓN DE LA DEUDA | TOTAL |
| TOTAL | 1,078,167,203 | 30,513,305 | 5,000,000 | 15,051,348 | 1,128,731,856 |
| AUTORIDAD MARÍTIMA DE PANAMÁ | 92,449,788 | 0 | 0 | 0 | 92,449,788 |

| | GASTOS DE CAPITAL | | | | |
|---|---|---|---|---|---|
| INSTITUCIONES | INVERSIONES | OTROS GASTOS DE CAPITAL | TRANSFERENCIAS DE CAPITAL | AMORTIZACIÓN DE LA DEUDA | TOTAL |
| BINGOS NACIONALES | 0 | 26,500 | 0 | 0 | 26,500 |
| AUTORIDAD AERONÁUTICA CIVIL | 20,238,400 | 0 | 0 | 0 | 20,238,400 |
| INST DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES | 234,900,600 | 30,459,805 | 0 | 0 | 265,360,405 |
| INSTITUTO DE MERCADEO AGROPECUARIO | 93,507,815 | 20,000 | 0 | 0 | 93,527,815 |
| EMPRESA DE GENERACIÓN ELECTRICA, S A | 300,000 | 7,000 | 0 | 0 | 307,000 |
| EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRIO | 4,293,100 | 0 | 0 | 0 | 4,293,100 |
| EMPRESA METRO DE PANAMA, S. A | 583,289,400 | 0 | 5,000,000 | 0 | 588,289,400 |
| TRANSPORTE MASIVO DE PANAMA, S A | 14,100,000 | 0 | 0 | 7,576,704 | 21,676,704 |
| LOTERÍA NACIONAL DE BENEFICENCIA | 2,637,800 | 0 | 0 | 0 | 2,637,800 |
| ZONA LIBRE DE COLÓN | 8,602,100 | 0 | 0 | 7,474,644 | 16,076,744 |
| AGENCIA PANAMÁ-PACIFICO | 5,985,200 | 0 | 0 | 0 | 5,985,200 |
| AUTORIDAD DE ASEO URBANO Y DOMICILIARIO | 17,863,000 | 0 | 0 | 0 | 17,863,000 |

## CAPÍTULO II
## 2.03 AUTORIDAD MARÍTIMA DE PANAMÁ

**ARTÍCULO 165.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD MARÍTIMA DE PANAMÁ para la vigencia fiscal de 2019:

| | |
|---|---|
| Ingresos Totales | 281,145,950 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 281,145,950 |
| Gastos | 281,145,950 |

**ARTÍCULO 166.** El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| | | |
|---|---|---|
| 2.03.0.0.0.0.00 | AUTORIDAD MARÍTIMA DE PANAMÁ | 281,145,950 |
| 2.03.1.0.0.0.00 | INGRESOS CORRIENTES | 194,271,500 |
| 2.03.1.1.0.0.00 | INGRESOS TRIBUTARIOS | 29,000,000 |
| 2.03.1.1.1.0.00 | IMPUESTOS DIRECTOS | 29,000,000 |

| | | |
|---|---|---|
| 2.03.1.1.1.2.00 | SOBRE LA PROPIEDAD Y PATRIMONIO | 29,000,000 |
| 2.03.1.1.1.2.03 | IMPUESTOS DE NAVES | 29,000,000 |
| 2.03.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 165,271,500 |
| 2.03.1.2.1.0.00 | RENTA DE ACTIVOS | 13,259,400 |
| 2.03.1.2.1.4.00 | INGRESOS POR VENTAS DE SERVICIOS | 13,259,400 |
| 2.03.1.2.1.4.16 | SERV.DE NAVE A TIERRA Y PUENTE | 10,759,400 |
| 2.03.1.2.1.4.17 | MOVILIZACIÓN DE CARGA (PROY. ARENERO) | 2,500,000 |
| 2.03.1.2.4.0.00 | TASAS Y DERECHOS | 144,012,100 |
| 2.03.1.2.4.1.00 | DERECHOS | 68,500,000 |
| 2.03.1.2.4.1.06 | ABANDERAMIENTO DE NAVES | 2,500,000 |
| 2.03.1.2.4.1.44 | CONCESIONES EN ÁREAS PORTUARIAS | 66,000,000 |
| 2.03.1.2.4.2.00 | TASAS | 75,512,100 |
| 2.03.1.2.4.2.07 | FAROS Y BOYAS | 8,534,100 |
| 2.03.1.2.4.2.08 | RECAUDOS CONSULARES | 12,625,000 |
| 2.03.1.2.4.2.13 | DOCUMENTACIÓN DE NAVES | 9,500,000 |
| 2.03.1.2.4.2.55 | ARQUEO Y AVALÚO DE NAVES | 103,000 |
| 2.03.1.2.4.2.56 | INVESTIGACIÓN DE ACCIDENTES | 3,000,000 |
| 2.03.1.2.4.2.57 | CERTIFICACIÓN DE COMPETENCIA | 29,000,000 |
| 2.03.1.2.4.2.58 | 3% DE NAVES ACCIDENTADAS | 2,750,000 |
| 2.03.1.2.4.2.59 | INSPECCIÓN DE NAVES | 9,500,000 |
| 2.03.1.2.4.2.60 | EXÁMENES A OFICIALES MARINOS | 500,000 |
| 2.03.1.2.6.0.00 | INGRESOS VARIOS | 8,000,000 |
| 2.03.1.2.6.0.00 | INGRESOS VARIOS | 8,000,000 |
| 2.03.1.2.6.0.01 | MULTAS, RECARGOS E INTERESES | 3,000,000 |
| 2.03.1.2.6.0.50 | INGRESOS VARIOS NAVES | 1,000,000 |
| 2.03.1.2.6.0.51 | INGRESOS VARIOS CONSULARES | 4,000,000 |
| 2.03.2.0.0.0.00 | INGRESOS DE CAPITAL | 86,874,450 |
| 2.03.2.3.0.0.00 | OTROS INGRESOS DE CAPITAL | 86,874,450 |
| 2.03.2.3.2.0.00 | TRANSFERENCIA DE CAPITAL | 86,874,450 |
| 2.03.2.3.2.1.00 | GOBIERNO CENTRAL | 86,874,450 |
| 2.03.2.3.2.1.16 | MEF | 86,874,450 |

**ARTÍCULO 167.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD MARÍTIMA DE PANAMÁ para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Dirección y Administración General | 18,727,862 |
| Servicios de la Act. Marítima | 9,372,970 |
| Servicios Portuarios | 8,210,280 |
| Transferencias | 152,385,050 |
| Total del Presupuesto de Funcionamiento | 188,696,162 |
| **Inversión** | |
| Estudios, Avalúos y Diseños | 4,279,750 |
| Adquisición de Equipo y Consultorías | 3,982,588 |
| Puertos | 84,187,450 |
| Total del Presupuesto de Inversión | 92,449,788 |
| TOTAL DEL PRESUPUESTO DE GASTOS | 281,145,950 |

## CAPÍTULO III
## 2.08 BINGOS NACIONALES

**ARTÍCULO 168.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de los BINGOS NACIONALES para la vigencia fiscal de 2019:

| | |
|---|---|
| Ingresos Totales | 873,000 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 873,000 |
| Gastos | 873,000 |



**ARTÍCULO 169.** El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| | | |
|---|---|---|
| 2.08.0.0.0.0.00 | BINGOS NACIONALES | 873,000 |
| 2.08.1.0.0.0.00 | INGRESOS CORRIENTES | 873,000 |
| 2.08.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 873,000 |
| 2.08.1.2.1.0.00 | RENTA DE ACTIVOS | 580,100 |
| 2.08.1.2.1.1.00 | ARRENDAMIENTOS | 13,000 |
| 2.08.1.2.1.1.01 | EDIFICIOS Y LOCALES | 13,000 |
| 2.08.1.2.1.5.00 | INGRESOS POR ESPEC. DE SUERTE | 567,100 |
| 2.08.1.2.1.5.05 | VENTA DE FORMULARIOS Y FICHAS | 567,100 |
| 2.08.1.2.3.0.00 | TRANSFERENCIAS CORRIENTES | 272,600 |
| 2.08.1.2.3.1.00 | GOBIERNO CENTRAL | 272,600 |
| 2.08.1.2.3.1.08 | MINISTERIO DE COMERCIO E INDUSTRIAS | 272,600 |
| 2.08.1.2.6.0.00 | INGRESOS VARIOS | 20,300 |
| 2.08.1.2.6.0.00 | INGRESOS VARIOS | 20,300 |
| 2.08.1.2.6.0.99 | OTROS INGRESOS VARIOS | 20,300 |

**ARTÍCULO 170.** Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos de los BINGOS NACIONALES para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Dirección y Administración General | 198,362 |
| Administración de Bingos | 674,638 |
| Total del Presupuesto de Funcionamiento | **873,000** |
| **TOTAL DEL PRESUPUESTO DE GASTOS** | **873,000** |

## CAPÍTULO IV
## 2.38 AUTORIDAD AERONÁUTICA CIVIL

**ARTÍCULO 171.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD AERONÁUTICA CIVIL para la vigencia fiscal de 2019:

| | |
|---|---|
| Ingresos Totales | 68,954,000 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 68,954,000 |
| Gastos | 68,954,000 |

**ARTÍCULO 172.** El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| | | |
|---|---|---|
| 2.38.0.0.0.0.00 | AUTORIDAD AERONÁUTICA CIVIL | 68,954,000 |
| 2.38.1.0.0.0.00 | INGRESOS CORRIENTES | 66,854,000 |
| 2.38.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 66,854,000 |
| 2.38.1.2.1.0.00 | RENTA DE ACTIVOS | 45,654,000 |
| 2.38.1.2.1.1.00 | ARRENDAMIENTOS | 1,500,000 |
| 2.38.1.2.1.1.01 | EDIFICIOS Y LOCALES | 1,500,000 |
| 2.38.1.2.1.3.00 | INGRESOS POR VENTA DE BIENES | 100,000 |
| 2.38.1.2.1.3.11 | COMBUSTIBLE | 100,000 |
| 2.38.1.2.1.4.00 | INGRESOS POR VENTAS DE SERVICIOS | 44,054,000 |
| 2.38.1.2.1.4.08 | SERVICIO DE ATERRIZAJE | 300,000 |
| 2.38.1.2.1.4.09 | ESTACIONAMIENTO DE AVIONES | 300,000 |
| 2.38.1.2.1.4.18 | SER. DE PROTECCIÓN AL VUELO | 43,454,000 |
| 2.38.1.2.4.0.00 | TASAS Y DERECHOS | 18,000,000 |

| | | |
|---|---|---:|
| 2.38.1.2.4.1.00 | DERECHOS | 3,000,000 |
| 2.38.1.2.4.1.17 | USO DE AEROPUERTOS | 1,500,000 |
| 2.38.1.2.4.1.24 | MATRÍCULA Y LABORATORIO | 1,500,000 |
| 2.38.1.2.4.2.00 | TASAS | 15,000,000 |
| 2.38.1.2.4.2.17 | FEDIAN | 15,000,000 |
| 2.38.1.2.6.0.00 | INGRESOS VARIOS | 3,200,000 |
| 2.38.1.2.6.0.00 | INGRESOS VARIOS | 3,200,000 |
| 2.38.1.2.6.0.01 | MULTAS, RECARGOS E INTERESES | 200,000 |
| 2.38.1.2.6.0.10 | VIGENCIAS EXPIRADAS | 600,000 |
| 2.38.1.2.6.0.99 | OTROS INGRESOS VARIOS | 2,400,000 |
| 2.38.2.0.0.0.00 | INGRESOS DE CAPITAL | 2,100,000 |
| 2.38.2.3.0.0.00 | OTROS INGRESOS DE CAPITAL | 2,100,000 |
| 2.38.2.3.2.0.00 | TRANSFERENCIA DE CAPITAL | 2,100,000 |
| 2.38.2.3.2.1.00 | GOBIERNO CENTRAL | 2,100,000 |
| 2.38.2.3.2.1.17 | MINISTERIO DE GOBIERNO | 2,100,000 |

**ARTÍCULO 173.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD AERONÁUTICA CIVIL para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---:|
| **Funcionamiento** | |
| Dirección y Administración General | 19,599,300 |
| Servicios Aeronáuticos | 13,946,800 |
| Operación de Aeropuertos | 7,378,200 |
| Transferencias Varias | 7,791,300 |
|     Total del Presupuesto de Funcionamiento | 48,715,600 |
| **Inversión** | |
| Adquisición y Rehabilitación de Equipo | 8,674,100 |
| Rehabil. y Mantenim. Aeroportuario | 10,583,200 |
| Fortalecimiento Institucional | 981,100 |
|     Total del Presupuesto de Inversión | 20,238,400 |
| TOTAL DEL PRESUPUESTO DE GASTOS | 68,954,000 |

## CAPÍTULO V
## 2.66 INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES

**ARTÍCULO 174.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES para la vigencia fiscal de 2019:

| | |
|---|---:|
| Ingresos Totales | 402,100,000 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 402,100,000 |
| | |
| Gastos | 402,100,000 |

**ARTÍCULO 175.** El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| | | |
|---|---|---:|
| 2.66.0.0.0.0.00 | INST. DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES | 402,100,000 |
| 2.66.1.0.0.0.00 | INGRESOS CORRIENTES | 169,405,600 |
| 2.66.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 169,405,600 |
| 2.66.1.2.1.0.00 | RENTA DE ACTIVOS | 87,395,700 |
| 2.66.1.2.1.3.00 | INGRESOS POR VENTA DE BIENES | 87,395,700 |
| 2.66.1.2.1.3.07 | AGUA | 87,395,700 |
| 2.66.1.2.3.0.00 | TRANSFERENCIAS CORRIENTES | 23,202,900 |
| 2.66.1.2.3.1.00 | GOBIERNO CENTRAL | 23,202,900 |
| 2.66.1.2.3.1.12 | MINISTERIO DE SALUD | 23,202,900 |

| | | |
|---|---|---:|
| 2.66.1.2.4.0.00 | TASAS Y DERECHOS | 24,095,000 |
| 2.66.1.2.4.1.00 | DERECHOS | 24,095,000 |
| 2.66.1.2.4.1.19 | SERVICIO DE ALCANTARILLADO | 24,095,000 |
| 2.66.1.2.5.0.00 | CONTRIBUCIÓN DE MEJORAS | 53,000 |
| 2.66.1.2.5.0.00 | CONTRIBUCIONES DE MEJORAS | 53,000 |
| 2.66.1.2.5.0.01 | TASA DE VALORIZACIÓN | 53,000 |
| 2.66.1.2.6.0.00 | INGRESOS VARIOS | 34,659,000 |
| 2.66.1.2.6.0.00 | INGRESOS VARIOS | 34,659,000 |
| 2.66.1.2.6.0.10 | VIGENCIAS EXPIRADAS | 17,661,000 |
| 2.66.1.2.6.0.99 | OTROS INGRESOS VARIOS | 16,998,000 |
| 2.66.2.0.0.0.00 | INGRESOS DE CAPITAL | 232,694,400 |
| 2.66.2.2.0.0.00 | RECURSOS DEL CRÉDITO | 59,318,000 |
| 2.66.2.2.2.0.00 | CRÉDITO EXTERNO | 59,318,000 |
| 2.66.2.2.2.1.00 | ORG. INTER. DE FINANCIAMIENTO | 59,318,000 |
| 2.66.2.2.2.1.18 | BID 4434 OC/PN - IDAAN | 4,500,000 |
| 2.66.2.2.2.1.26 | BID 3002/OC/PN/IDAAN | 18,154,000 |
| 2.66.2.2.2.1.27 | CAF II PAYSAN-IDAAN | 36,664,000 |
| 2.66.2.3.0.0.00 | OTROS INGRESOS DE CAPITAL | 173,376,400 |
| 2.66.2.3.2.0.00 | TRANSFERENCIA DE CAPITAL | 173,376,400 |
| 2.66.2.3.2.1.00 | GOBIERNO CENTRAL | 173,376,400 |
| 2.66.2.3.2.1.12 | MINISTERIO DE SALUD | 173,376,400 |

**ARTÍCULO 176.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---:|
| **Funcionamiento** | |
| Dirección y Administración General | 26,330,928 |
| Dotación de Agua y Alcant. Sanitario | 106,234,406 |
| Comercialización | 5,785,712 |
| Servicios Regionales | 28,848,354 |
| Total del Presupuesto de Funcionamiento | 167,199,400 |
| **Inversión** | |
| Desarrollo del Sistema de Agua | 169,039,123 |
| Desarrollo de Sist. Alcantarillado | 64,539,477 |
| Inversiones Complementarias | 1,000,000 |
| Equipamiento | 322,000 |
| Total del Presupuesto de Inversión | 234,900,600 |
| TOTAL DEL PRESUPUESTO DE GASTOS | 402,100,000 |

## CAPÍTULO VI
## 2.70 INSTITUTO DE MERCADEO AGROPECUARIO

**ARTÍCULO 177.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO DE MERCADEO AGROPECUARIO para la vigencia fiscal de 2019:

| | |
|---|---:|
| Ingresos Totales | 101,520,200 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 101,520,200 |
| Gastos | 101,520,200 |

**ARTÍCULO 178.** El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| | | |
|---|---|---:|
| 2.70.0.0.0.0.00 | INSTITUTO DE MERCADEO AGROPECUARIO | 101,520,200 |
| 2.70.1.0.0.0.00 | INGRESOS CORRIENTES | 63,112,385 |
| 2.70.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 63,112,385 |
| 2.70.1.2.1.0.00 | RENTA DE ACTIVOS | 55,100,000 |



| | | |
|---|---|---|
| 2.70.1.2.1.3.00 | INGRESOS POR VENTA DE BIENES | 55,100,000 |
| 2.70.1.2.1.3.01 | PRODUCTOS AGRÍCOLAS | 55,100,000 |
| 2.70.1.2.3.0.00 | TRANSFERENCIAS CORRIENTES | 7,811,885 |
| 2.70.1.2.3.1.00 | GOBIERNO CENTRAL | 7,811,885 |
| 2.70.1.2.3.1.10 | MINISTERIO DE DESARROLLO AGROPECUARIO | 7,811,885 |
| 2.70.1.2.6.0.00 | INGRESOS VARIOS | 200,500 |
| 2.70.1.2.6.0.00 | INGRESOS VARIOS | 200,500 |
| 2.70.1.2.6.0.99 | OTROS INGRESOS VARIOS | 200,500 |
| 2.70.2.0.0.0.00 | INGRESOS DE CAPITAL | 38,407,815 |
| 2.70.2.3.0.0.00 | OTROS INGRESOS DE CAPITAL | 38,407,815 |
| 2.70.2.3.2.0.00 | TRANSFERENCIA DE CAPITAL | 38,407,815 |
| 2.70.2.3.2.1.00 | GOBIERNO CENTRAL | 38,407,815 |
| 2.70.2.3.2.1.10 | MIN. DE DESARROLLO AGROPECUARIO | 38,407,815 |

**ARTÍCULO 179.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO DE MERCADEO AGROPECUARIO para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Dirección y Administración General | 3,816,660 |
| Apoyo a la Comercialización | 4,195,725 |
| **Total del Presupuesto de Funcionamiento** | **8,012,385** |
| **Inversión** | |
| Comercialización | 90,614,420 |
| Modernización Serv. Agropecuarios | 2,738,230 |
| EQUIPAMIENTO | 155,165 |
| **Total del Presupuesto de Inversión** | **93,507,815** |
| **TOTAL DEL PRESUPUESTO DE GASTOS** | **101,520,200** |

## CAPÍTULO VII
## 2.73 EMPRESA DE GENERACIÓN ELÉCTRICA, S.A.

**ARTÍCULO 180.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la EMPRESA DE GENERACIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2019:

| | |
|---|---|
| Ingresos Totales | 1,614,100 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 1,614,100 |
| Gastos | 1,614,100 |

**ARTÍCULO 181.** El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| | | |
|---|---|---|
| 2.73.0.0.0.0.00 | EMPRESA DE GENERACIÓN ELÉCTRICA, S.A. | 1,614,100 |
| 2.73.1.0.0.0.00 | INGRESOS CORRIENTES | 1,314,100 |
| 2.73.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 1,314,100 |
| 2.73.1.2.3.0.00 | TRANSFERENCIAS CORRIENTES | 1,314,100 |
| 2.73.1.2.3.1.00 | GOBIERNO CENTRAL | 1,314,100 |
| 2.73.1.2.3.1.16 | MINISTERIO DE ECONOMÍA Y FINANZAS | 1,314,100 |
| 2.73.2.0.0.0.00 | INGRESOS DE CAPITAL | 300,000 |
| 2.73.2.4.0.0.00 | SALDO EN CAJA Y BANCO | 300,000 |
| 2.73.2.4.2.0.00 | DISPONIBLE LIBRE EN BANCO | 300,000 |
| 2.73.2.4.2.0.00 | DISPONIBLE LIBRE EN BANCO | 300,000 |
| 2.73.2.4.2.0.01 | SALDO DE CAPITAL | 300,000 |



ARTÍCULO 182. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la EMPRESA DE GENERACIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| Funcionamiento | |
| Dirección y Administración General | 1,244,100 |
| Transferencias Varias | 70,000 |
| Total del Presupuesto de Funcionamiento | 1,314,100 |
| Inversión | |
| Construcción y Mantenimiento | 300,000 |
| Total del Presupuesto de Inversión | 300,000 |
| TOTAL DEL PRESUPUESTO DE GASTOS | 1,614,100 |

## CAPÍTULO VIII
## 2.79 EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRÍO, S.A.

ARTÍCULO 183. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRÍO, S.A. para la vigencia fiscal de 2019:

| | |
|---|---|
| Ingresos Totales | 11,390,691 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 11,390,691 |
| Gastos | 11,390,691 |

ARTÍCULO 184. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| | | |
|---|---|---|
| 2.79.0.0.0.0.00 | EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRÍO | 11,390,691 |
| 2.79.1.0.0.0.00 | INGRESOS CORRIENTES | 7,088,691 |
| 2.79.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 7,088,691 |
| 2.79.1.2.1.0.00 | RENTA DE ACTIVOS | 667,900 |
| 2.79.1.2.1.1.00 | ARRENDAMIENTOS | 667,900 |
| 2.79.1.2.1.1.01 | EDIFICIOS Y LOCALES | 667,900 |
| 2.79.1.2.3.0.00 | TRANSFERENCIAS CORRIENTES | 6,420,791 |
| 2.79.1.2.3.1.00 | GOBIERNO CENTRAL | 6,420,791 |
| 2.79.1.2.3.1.10 | MINISTERIO DE DESARROLLO AGROPECUARIO | 6,420,791 |
| 2.79.2.0.0.0.00 | INGRESOS DE CAPITAL | 4,302,000 |
| 2.79.2.3.0.0.00 | OTROS INGRESOS DE CAPITAL | 4,302,000 |
| 2.79.2.3.2.0.00 | TRANSFERENCIA DE CAPITAL | 4,302,000 |
| 2.79.2.3.2.1.00 | GOBIERNO CENTRAL | 4,302,000 |
| 2.79.2.3.2.1.10 | MIN. DE DESARROLLO AGROPECUARIO | 4,302,000 |

ARTÍCULO 185. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRÍO, S.A. para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| Funcionamiento | |
| Dirección y Administración General | 3,102,091 |
| Operación de la Cadena de Frío | 3,995,500 |
| Total del Presupuesto de Funcionamiento | 7,097,591 |
| Inversión | |
| Mejoras de Instalaciones y Equipamiento | 4,293,100 |
| Total del Presupuesto de Inversión | 4,293,100 |
| TOTAL DEL PRESUPUESTO DE GASTOS | 11,390,691 |

## CAPÍTULO IX
## 2.80 EMPRESA METRO DE PANAMÁ, S.A.

**ARTÍCULO 186.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la EMPRESA METRO DE PANAMÁ, S.A. para la vigencia fiscal de 2019:

| | |
|---|---:|
| Ingresos Totales | 648,878,400 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 648,878,400 |
| Gastos | 648,878,400 |

**ARTÍCULO 187.** El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| | | |
|---|---|---:|
| 2.80.0.0.0.0.00 | EMPRESA METRO DE PANAMÁ, S. A. | 648,878,400 |
| 2.80.1.0.0.0.00 | INGRESOS CORRIENTES | 61,078,400 |
| 2.80.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 61,078,400 |
| 2.80.1.2.1.0.00 | RENTA DE ACTIVOS | 46,373,400 |
| 2.80.1.2.1.4.00 | INGRESOS POR VENTAS DE SERVICIOS | 46,373,400 |
| 2.80.1.2.1.4.19 | TRANSPORTE METRO DE PANAMÁ | 46,373,400 |
| 2.80.1.2.3.0.00 | TRANSFERENCIAS CORRIENTES | 12,200,000 |
| 2.80.1.2.3.1.00 | GOBIERNO CENTRAL | 12,200,000 |
| 2.80.1.2.3.1.09 | MINISTERIO DE OBRAS PÚBLICAS | 12,200,000 |
| 2.80.1.2.6.0.00 | INGRESOS VARIOS | 2,505,000 |
| 2.80.1.2.6.0.00 | INGRESOS VARIOS | 2,505,000 |
| 2.80.1.2.6.0.01 | MULTAS, RECARGOS E INTERESES | 5,000 |
| 2.80.1.2.6.0.99 | OTROS INGRESOS VARIOS | 2,500,000 |
| 2.80.2.0.0.0.00 | INGRESOS DE CAPITAL | 587,800,000 |
| 2.80.2.3.0.0.00 | OTROS INGRESOS DE CAPITAL | 587,800,000 |
| 2.80.2.3.2.0.00 | TRANSFERENCIA DE CAPITAL | 587,800,000 |
| 2.80.2.3.2.1.00 | GOBIERNO CENTRAL | 587,800,000 |
| 2.80.2.3.2.1.09 | MINISTERIO DE OBRAS PÚBLICAS | 587,800,000 |

**ARTÍCULO 188.** Para la ejecución del programa de funcionamiento e inversión se aprueba el presupuesto de gastos de la EMPRESA METRO DE PANAMÁ, S.A. para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---:|
| **Funcionamiento** | |
| Dirección y Administración Central | 60,589,000 |
| Total del Presupuesto de Funcionamiento | 60,589,000 |
| **Inversión** | |
| Explotación, Expansión y Equipamiento | 583,289,400 |
| Transferencias de Capital | 5,000,000 |
| Total del Presupuesto de Inversión | 588,289,400 |
| TOTAL DEL PRESUPUESTO DE GASTOS | 648,878,400 |

## CAPÍTULO X
## 2.81 TRANSPORTE MASIVO DE PANAMÁ, S.A.

**ARTÍCULO 189.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del TRANSPORTE MASIVO DE PANAMÁ, S.A. para la vigencia fiscal de 2019:



| | | |
|---|---|---|
| Ingresos Totales | | 180,370,000 |
| Menos: Aumento de Reservas | | |
| Ingresos Disponibles | | 180,370,000 |
| Gastos | | 180,370,000 |

ARTÍCULO 190. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| | | |
|---|---|---|
| 2.81.0.0.0.0.00 | TRANSPORTE MASIVO DE PANAMÁ, S.A. | 180,370,000 |
| 2.81.1.0.0.0.00 | INGRESOS CORRIENTES | 175,370,000 |
| 2.81.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 175,370,000 |
| 2.81.1.2.1.0.00 | RENTA DE ACTIVOS | 70,000,000 |
| 2.81.1.2.1.4.00 | INGRESOS POR VENTAS DE SERVICIOS | 70,000,000 |
| 2.81.1.2.1.4.22 | TRANSPORTE MASIVO DE PANAMÁ | 70,000,000 |
| 2.81.1.2.3.0.00 | TRANSFERENCIAS CORRIENTES | 102,670,000 |
| 2.81.1.2.3.2.00 | INSTITUCIONES DESCENTRALIZADAS | 102,670,000 |
| 2.81.1.2.3.2.03 | AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE | 102,670,000 |
| 2.81.1.2.6.0.00 | INGRESOS VARIOS | 2,700,000 |
| 2.81.1.2.6.0.00 | INGRESOS VARIOS | 2,700,000 |
| 2.81.1.2.6.0.99 | OTROS INGRESOS VARIOS | 2,700,000 |
| 2.81.2.0.0.0.00 | INGRESOS DE CAPITAL | 5,000,000 |
| 2.81.2.3.0.0.00 | OTROS INGRESOS DE CAPITAL | 5,000,000 |
| 2.81.2.3.2.0.00 | TRANSFERENCIA DE CAPITAL | 5,000,000 |
| 2.81.2.3.2.3.00 | EMPRESAS PÚBLICAS | 5,000,000 |
| 2.81.2.3.2.3.80 | METRO DE PANAMÁ, S.A. | 5,000,000 |

ARTÍCULO 191. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del TRANSPORTE MASIVO DE PANAMÁ, S.A. para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Dirección y Administración General | 14,790,353 |
| Operación | 151,479,647 |
| Total del Presupuesto de Funcionamiento | 166,270,000 |
| **Inversión** | |
| Mejor. del Trans. Publ. en la ciudad de Pmá y S.M. | 14,100,000 |
| Total del Presupuesto de Inversión | 14,100,000 |
| **TOTAL DEL PRESUPUESTO DE GASTOS** | 180,370,000 |

## CAPÍTULO XI
## 2.82 LOTERÍA NACIONAL DE BENEFICENCIA

ARTÍCULO 192. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la LOTERÍA NACIONAL DE BENEFICENCIA para la vigencia fiscal de 2019:

| | | |
|---|---|---|
| Ingresos Totales | | 243,756,400 |
| Menos: Aumento de Reservas | | |
| Ingresos Disponibles | | 243,756,400 |
| Gastos | | 243,756,400 |

ARTÍCULO 193. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| | | |
|---|---|---:|
| 2.82.0.0.0.0.00 | LOTERÍA NACIONAL DE BENEFICENCIA | 243,756,400 |
| 2.82.1.0.0.0.00 | INGRESOS CORRIENTES | 243,756,400 |
| 2.82.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 243,756,400 |
| 2.82.1.2.1.0.00 | RENTA DE ACTIVOS | 242,406,400 |
| 2.82.1.2.1.5.00 | INGRESOS POR ESPEC. DE SUERTE | 242,406,400 |
| 2.82.1.2.1.5.01 | EMISIONES DE BILLETES DE LOTERÍA | 206,666,700 |
| 2.82.1.2.1.5.04 | PREMIOS DEVUELTOS Y CADUCADOS | 35,739,700 |
| 2.82.1.2.6.0.00 | INGRESOS VARIOS | 1,350,000 |
| 2.82.1.2.6.0.00 | INGRESOS VARIOS | 1,350,000 |
| 2.82.1.2.6.0.99 | OTROS INGRESOS VARIOS | 1,350,000 |

**ARTÍCULO 194.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la LOTERÍA NACIONAL DE BENEFICENCIA para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---:|
| **Funcionamiento** | |
| Dirección y Administración General | 20,636,200 |
| Administración de Billetes | 98,047,500 |
| Transferencias | 122,434,900 |
| Total del Presupuesto de Funcionamiento | 241,118,600 |
| **Inversión** | |
| Infraestructura | 2,013,500 |
| Equipamiento | 624,300 |
| Total del Presupuesto de Inversión | 2,637,800 |
| **TOTAL DEL PRESUPUESTO DE GASTOS** | 243,756,400 |

## CAPÍTULO XII
## 2.96 ZONA LIBRE DE COLÓN

**ARTÍCULO 195.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la ZONA LIBRE DE COLÓN para la vigencia fiscal de 2019:

| | |
|---|---:|
| Ingresos Totales | 56,000,000 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 56,000,000 |
| | |
| Gastos | 56,000,000 |

**ARTÍCULO 196.** El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| | | |
|---|---|---:|
| 2.96.0.0.0.0.00 | ZONA LIBRE DE COLÓN | 56,000,000 |
| 2.96.1.0.0.0.00 | INGRESOS CORRIENTES | 56,000,000 |
| 2.96.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 55,970,000 |
| 2.96.1.2.1.0.00 | RENTA DE ACTIVOS | 42,921,000 |
| 2.96.1.2.1.1.00 | ARRENDAMIENTOS | 29,916,000 |
| 2.96.1.2.1.1.01 | EDIFICIOS Y LOCALES | 1,140,000 |
| 2.96.1.2.1.1.02 | DE LOTES Y TIERRAS | 28,776,000 |
| 2.96.1.2.1.3.00 | INGRESOS POR VENTA DE BIENES | 9,225,000 |
| 2.96.1.2.1.3.10 | IMPRESOS Y FORMULARIOS | 9,225,000 |
| 2.96.1.2.1.4.00 | INGRESOS POR VENTAS DE SERVICIOS | 3,780,000 |
| 2.96.1.2.1.4.02 | ASEO Y RECOLECCIÓN DE BASURA | 900,000 |
| 2.96.1.2.1.4.06 | SERVICIO DE ALMACENAJE | 2,880,000 |
| 2.96.1.2.4.0.00 | TASAS Y DERECHOS | 12,760,000 |
| 2.96.1.2.4.2.00 | TASAS | 12,760,000 |
| 2.96.1.2.4.2.21 | REFRENDO DE DOCUMENTOS | 372,000 |
| 2.96.1.2.4.2.23 | EXPEDICIÓN DE CARNÉS | 588,000 |



| | | |
|---|---|---:|
| 2.96.1.2.4.2.45 | EXPEDICIÓN DE DOCUMENTO | 2,800,000 |
| 2.96.1.2.4.2.51 | TASA DE SEGURIDAD Y VIGILANCIA | 3,000,000 |
| 2.96.1.2.4.2.99 | OTRAS TASAS | 6,000,000 |
| 2.96.1.2.6.0.00 | INGRESOS VARIOS | 289,000 |
| 2.96.1.2.6.0.00 | INGRESOS VARIOS | 289,000 |
| 2.96.1.2.6.0.01 | MULTAS, RECARGOS E INTERESES | 265,000 |
| 2.96.1.2.6.0.99 | OTROS INGRESOS VARIOS | 24,000 |
| 2.96.1.3.0.0.00 | OTROS INGRESOS CORRIENTES | 30,000 |
| 2.96.1.3.2.0.00 | INTERESES Y COMIS. GANADAS S/ VALORES | 30,000 |
| 2.96.1.3.2.0.00 | INTERESES Y COMISIONES GANADOS | 30,000 |
| 2.96.1.3.2.0.21 | POR GOBIERNO CENTRAL | 30,000 |

**ARTÍCULO 197.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la ZONA LIBRE DE COLÓN para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---:|
| **Funcionamiento** | |
| Dirección y Administración General | 12,760,132 |
| Comercialización y Desarrollo | 4,546,768 |
| Transferencias Varias | 17,591,000 |
| Operaciones Financieras | 12,500,000 |
| Total del Presupuesto de Funcionamiento | 47,397,900 |
| **Inversión** | |
| Adquisición de Maquinaria y Equipo | 243,700 |
| Inversiones Estratégicas de Zona Libre | 8,358,400 |
| Total del Presupuesto de Inversión | 8,602,100 |
| TOTAL DEL PRESUPUESTO DE GASTOS | 56,000,000 |

## CAPÍTULO XII
## 2.97 AGENCIA PANAMÁ - PACÍFICO

**ARTÍCULO 198.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AGENCIA PANAMÁ - PACÍFICO para la vigencia fiscal de 2019:

| | |
|---|---:|
| Ingresos Totales | 12,619,100 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 12,619,100 |
| | |
| Gastos | 12,619,100 |

**ARTÍCULO 199.** El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| | | |
|---|---|---:|
| 2.97.0.0.0.0.00 | AGENCIA PANAMÁ-PACÍFICO | 12,619,100 |
| 2.97.1.0.0.0.00 | INGRESOS CORRIENTES | 5,619,100 |
| 2.97.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 5,619,100 |
| 2.97.1.2.1.0.00 | RENTA DE ACTIVOS | 2,975,900 |
| 2.97.1.2.1.1.00 | ARRENDAMIENTOS | 2,975,900 |
| 2.97.1.2.1.1.01 | EDIFICIOS Y LOCALES | 2,817,600 |
| 2.97.1.2.1.1.02 | DE LOTES Y TIERRAS | 158,300 |
| 2.97.1.2.3.0.00 | TRANSFERENCIAS CORRIENTES | 943,200 |
| 2.97.1.2.3.1.00 | GOBIERNO CENTRAL | 943,200 |
| 2.97.1.2.3.1.08 | MINISTERIO DE COMERCIO E INDUSTRIAS | 943,200 |
| 2.97.1.2.6.0.00 | INGRESOS VARIOS | 1,700.000 |
| 2.97.1.2.6.0.00 | INGRESOS VARIOS | 1,700,000 |
| 2.97.1.2.6.0.99 | OTROS INGRESOS VARIOS | 1,700,000 |
| 2.97.2.0.0.0.00 | INGRESOS DE CAPITAL | 7,000,000 |
| 2.97.2.1.0.0.00 | RECURSOS DEL PATRIMONIO | 5,000,000 |
| 2.97.2.1.1.0.00 | VENTA DE ACTIVOS | 5,000,000 |

| | | |
|---|---|---|
| 2.97.2.1.1.1.00 | VENTA DE BIENES INMUEBLES | 5,000,000 |
| 2.97.2.1.1.1.01 | TERRENOS | 5,000,000 |
| 2.97.2.3.0.0.00 | OTROS INGRESOS DE CAPITAL | 2,000,000 |
| 2.97.2.3.2.0.00 | TRANSFERENCIA DE CAPITAL | 2,000,000 |
| 2.97.2.3.2.1.00 | GOBIERNO CENTRAL | 2,000,000 |
| 2.97.2.3.2.1.08 | TRANSFERENCIA CAPITAL MICI. | 2,000,000 |

**ARTÍCULO 200.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AGENCIA PANAMÁ - PACÍFICO para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Dirección y Administración General | 3,669,300 |
| Desarrollo del Área Panamá – Pacífico | 2,964,600 |
| Total del Presupuesto de Funcionamiento | 6,633,900 |
| **Inversión** | |
| Desarrollo de Infraestructura | 5,830,700 |
| Equipamiento y Fortalecimiento Instit. | 154,500 |
| Total del Presupuesto de Inversión | 5,985,200 |
| TOTAL DEL PRESUPUESTO DE GASTOS | 12,619,100 |

## CAPÍTULO XIV
## 2.98 AUTORIDAD DE ASEO URBANO Y DOMICILIARIO

**ARTÍCULO 201.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DE ASEO URBANO Y DOMICILIARIO para la vigencia fiscal de 2019:

| | |
|---|---|
| Ingresos Totales | 78,220,000 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 78,220,000 |
| Gastos | 78,220,000 |

**ARTÍCULO 202.** El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| | | |
|---|---|---|
| 2.98.0.0.0.0.00 | AUTORIDAD DE ASEO URBANO Y DOMICILIARIO | 78,220,000 |
| 2.98.1.0.0.0.00 | INGRESOS CORRIENTES | 60,500,000 |
| 2.98.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 60,500,000 |
| 2.98.1.2.1.0.00 | RENTA DE ACTIVOS | 38,500,000 |
| 2.98.1.2.1.4.00 | INGRESOS POR VENTAS DE SERVICIOS | 38,500,000 |
| 2.98.1.2.1.4.02 | ASEO Y RECOLECCIÓN DE BASURA | 38,500,000 |
| 2.98.1.2.3.0.00 | TRANSFERENCIAS CORRIENTES | 21,000,000 |
| 2.98.1.2.3.1.00 | GOBIERNO CENTRAL | 21,000,000 |
| 2.98.1.2.3.1.12 | MINISTERIO DE SALUD | 21,000,000 |
| 2.98.1.2.6.0.00 | INGRESOS VARIOS | 1,000,000 |
| 2.98.1.2.6.0.00 | INGRESOS VARIOS | 1,000,000 |
| 2.98.1.2.6.0.99 | OTROS INGRESOS VARIOS | 1,000,000 |
| 2.98.2.0.0.0.00 | INGRESOS DE CAPITAL | 17,720,000 |
| 2.98.2.3.0.0.00 | OTROS INGRESOS DE CAPITAL | 17,720,000 |
| 2.98.2.3.2.0.00 | TRANSFERENCIA DE CAPITAL | 17,720,000 |
| 2.98.2.3.2.1.00 | GOBIERNO CENTRAL | 17,720,000 |
| 2.98.2.3.2.1.12 | MINISTERIO DE SALUD | 17,720,000 |

**ARTÍCULO 203.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DE ASEO URBANO Y DOMICILIARIO para la vigencia fiscal de 2019:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Dirección y Administración General | 10,840,480 |
| Operación y Disposic. Res. Sólido | 49,516,520 |
| Total del Presupuesto de Funcionamiento | 60,357,000 |
| **Inversión** | |
| Obras Sanitarias y Equipamiento | 17,863,000 |
| Total del Presupuesto de Inversión | 17,863,000 |
| TOTAL DEL PRESUPUESTO DE GASTOS | 78,220,000 |

83

## TÍTULO V
## PRESUPUESTOS DE LOS INTERMEDIARIOS FINANCIEROS

### CAPÍTULO I
### RESUMEN DE LOS PRESUPUESTOS DE LOS INTERMEDIARIOS FINANCIEROS

**ARTÍCULO 204.** Se aprueban los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2019, cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas:

| INSTITUCIONES | INGRESOS | | | GASTOS | | |
|---|---|---|---|---|---|---|
| | CORRIENTES | DE CAPITAL | TOTAL | CORRIENTES | DE CAPITAL | TOTAL |
| TOTAL | 128,984,000 | 50,950,000 | 179,934,000 | 83,553,444 | 96,380,556 | 179,934,000 |
| SUPERINTENDENCIA DE BANCOS | 24,555,300 | 0 | 24,555,300 | 22,465,060 | 2,090,240 | 24,555,300 |
| SUPERINTENDENCIA DE SEGUROS Y REASEGUROS | 9,406,600 | 0 | 9,406,600 | 8,588,669 | 817,931 | 9,406,600 |
| BANCO DE DESARROLLO AGROPECUARIO | 52,366,000 | 39,650,000 | 92,016,000 | 24,806,965 | 67,209,035 | 92,016,000 |
| BANCO HIPOTECARIO NACIONAL | 11,688,000 | 11,300,000 | 22,988,000 | 12,536,040 | 10,451,960 | 22,988,000 |
| SUPERINTENDENCIA DEL MERCADO DE VALORES | 6,774,700 | 0 | 6,774,700 | 6,681,228 | 93,472 | 6,774,700 |
| INSTITUTO DE SEGURO AGROPECUARIO | 24,193,400 | 0 | 24,193,400 | 8,475,482 | 15,717,918 | 24,193,400 |

**ARTÍCULO 205.** Se aprueban los gastos corrientes de los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2019, cuya composición se expresa a continuación en Balboas:

| INSTITUCIONES | GASTOS CORRIENTES | | | | | |
|---|---|---|---|---|---|---|
| | OPERACIÓN | TRANSFERENCIAS CORRIENTES | APORTE AL FISCO | SUBSIDIOS | INTERESES DE LA DEUDA | TOTAL |
| TOTAL | 77,028,214 | 6,196,550 | 0 | 0 | 328,680 | 83,553,444 |
| SUPERINTENDENCIA DE BANCOS | 21,522,330 | 942,730 | 0 | 0 | 0 | 22,465,060 |
| SUPERINTENDENCIA DE SEGUROS Y REASEGUROS | 7,958,346 | 630,323 | 0 | 0 | 0 | 8,588,669 |
| BANCO DE DESARROLLO AGROPECUARIO | 23,602,965 | 1,194,000 | 0 | 0 | 10,000 | 24,806,965 |
| BANCO HIPOTECARIO NACIONAL | 12,045,260 | 172,100 | 0 | 0 | 318,680 | 12,536,040 |
| SUPERINTENDENCIA DEL MERCADO DE VALORES | 6,401,728 | 279,500 | 0 | 0 | 0 | 6,681,228 |
| INSTITUTO DE SEGURO AGROPECUARIO | 5,497,585 | 2,977,897 | 0 | 0 | 0 | 8,475,482 |

**ARTÍCULO 206.** Se aprueban los gastos de capital de los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2019, cuya composición se expresa a continuación en Balboas:

| INSTITUCIONES | GASTOS DE CAPITAL | | | | |
| --- | --- | --- | --- | --- | --- |
| | INVERSIONES | OTROS GASTOS DE CAPITAL | TRANSFERENCIAS DE CAPITAL | AMORTIZACIÓN DE LA DEUDA | TOTAL |
| TOTAL | 94,502,196 | 0 | 0 | 1,878,360 | 96,380,556 |
| SUPERINTENDENCIA DE BANCOS | 2,090,240 | 0 | 0 | 0 | 2,090,240 |
| SUPERINTENDENCIA DE SEGUROS Y REASEGUROS | 817,931 | 0 | 0 | 0 | 817,931 |
| BANCO DE DESARROLLO AGROPECUARIO | 66,589,035 | 0 | 0 | 620,000 | 67,209,035 |
| BANCO HIPOTECARIO NACIONAL | 9,193,600 | 0 | 0 | 1,258,360 | 10,451,960 |
| SUPERINTENDENCIA DEL MERCADO DE VALORES | 93,472 | 0 | 0 | 0 | 93,472 |
| INSTITUTO DE SEGURO AGROPECUARIO | 15,717,918 | 0 | 0 | 0 | 15,717,918 |

## CAPÍTULO II
### 3.10 SUPERINTENDENCIA DE BANCOS

**ARTÍCULO 207.** Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de ingresos y gastos de la SUPERINTENDENCIA DE BANCOS para la vigencia fiscal de 2019:

| | |
| --- | --- |
| Ingresos Totales | 24,555,300 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 24,555,300 |
| Gastos | 24,555,300 |

**ARTÍCULO 208.** El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| | | |
| --- | --- | --- |
| 3.10.0.0.0.0.00 | SUPERINTENDENCIA DE BANCOS | 24,555,300 |
| 3.10.1.0.0.0.00 | INGRESOS CORRIENTES | 24,555,300 |
| 3.10.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 22,025,300 |
| 3.10.1.2.3.0.00 | TRANSFERENCIAS CORRIENTES | 2,785,500 |
| 3.10.1.2.3.1.00 | GOBIERNO CENTRAL | 730,000 |
| 3.10.1.2.3.1.16 | MINISTERIO DE ECONOMÍA Y FINANZAS | 730,000 |
| 3.10.1.2.3.7.00 | SECTOR PRIVADO | 2,055,500 |
| 3.10.1.2.3.7.02 | FECI | 2,055,500 |
| 3.10.1.2.4.0.00 | TASAS Y DERECHOS | 18,123,210 |
| 3.10.1.2.4.2.00 | TASAS | 18,123,210 |
| 3.10.1.2.4.2.15 | INSPECCIONES Y AVALÚOS | 12,189,470 |
| 3.10.1.2.4.2.37 | TASA ANUAL FIDEICOMISO | 1,085,860 |
| 3.10.1.2.4.2.50 | TASA DE REGULACIÓN BANCARIA | 3,753,880 |
| 3.10.1.2.4.2.54 | TASA DE SUJETOS FINANCIEROS | 1,094,000 |
| 3.10.1.2.6.0.00 | INGRESOS VARIOS | 1,116,590 |
| 3.10.1.2.6.0.00 | INGRESOS VARIOS | 1,116,590 |
| 3.10.1.2.6.0.01 | MULTAS, RECARGOS E INTERESES | 350,000 |
| 3.10.1.2.6.0.26 | INGRESOS VARIOS | 40,000 |
| 3.10.1.2.6.0.32 | SPEED JOYEROS Y ARGENTO VIVO | 666,590 |
| 3.10.1.2.6.0.99 | OTROS INGRESOS VARIOS | 60,000 |
| 3.10.1.3.0.0.00 | OTROS INGRESOS CORRIENTES | 30,000 |
| 3.10.1.3.1.0.00 | INTERESES Y COMIS. GANADAS S/PRÉSTAMOS | 30,000 |
| 3.10.1.3.1.0.00 | INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS | 30,000 |
| 3.10.1.3.1.0.12 | INSTITUCIONES DESCENTRALIZADAS | 30,000 |
| 3.10.1.4.0.0.00 | SALDO EN CAJA Y EN BANCO | 2,500,000 |
| 3.10.1.4.2.0.00 | DISPONIBLE LIBRE EN BANCO | 2,500,000 |

| 3.10.1.4.2.0.00 | DISPONIBLE LIBRE EN BANCO | 2,500,000 |
| 3.10.1.4.2.0.01 | SALDO CORRIENTE | 2,500,000 |

**ARTÍCULO 209.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la SUPERINTENDENCIA DE BANCOS para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Dirección y Administración General | 10,357,086 |
| Desarrollo y Regulación Bancaria | 12,107,974 |
| Total del Presupuesto de Funcionamiento | **22,465,060** |
| **Inversión** | |
| Fortalecimiento de la Gestión de Prevención | 713,260 |
| Equipamiento | 1,376,980 |
| Total del Presupuesto de Inversión | **2,090,240** |
| **TOTAL DEL PRESUPUESTO DE GASTOS** | **24,555,300** |

## CAPÍTULO III
## 3.11 SUPERINTENDENCIA DE SEGUROS Y REASEGUROS

**ARTÍCULO 210.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la SUPERINTENDENCIA DE SEGUROS Y REASEGUROS para la vigencia fiscal de 2019:

| | |
|---|---|
| Ingresos Totales | 9,406,600 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 9,406,600 |
| Gastos | 9,406,600 |

**ARTÍCULO 211.** El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| 3.11.0.0.0.0.00 | SUPERINTENDENCIA DE SEGUROS Y REASEGUROS | 9,406,600 |
|---|---|---|
| 3.11.1.0.0.0.00 | INGRESOS CORRIENTES | 9,406,600 |
| 3.11.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 9,406,600 |
| 3.11.1.2.3.0.00 | TRANSFERENCIAS CORRIENTES | 6,780,000 |
| 3.11.1.2.3.1.00 | GOBIERNO CENTRAL | 6,780,000 |
| 3.11.1.2.3.1.16 | MINISTERIO DE ECONOMÍA Y FINANZAS | 6,780,000 |
| 3.11.1.2.4.0.00 | TASAS Y DERECHOS | 1,926,000 |
| 3.11.1.2.4.2.00 | TASAS | 1,926,000 |
| 3.11.1.2.4.2.66 | TASA DE REGULACIÓN DE SEGUROS Y REASEGUROS | 1,926,000 |
| 3.11.1.2.6.0.00 | INGRESOS VARIOS | 700,600 |
| 3.11.1.2.6.0.00 | INGRESOS VARIOS | 700,600 |
| 3.11.1.2.6.0.01 | MULTAS, RECARGOS E INTERESES | 285,000 |
| 3.11.1.2.6.0.32 | SPEED JOYEROS Y ARGENTO VIVO | 76,600 |
| 3.11.1.2.6.0.99 | OTROS INGRESOS VARIOS | 339,000 |

**ARTÍCULO 212.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la SUPERINTENDENCIA DE SEGUROS Y REASEGUROS para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Dirección y Administración General | 6,015,052 |
| Protección y Fomento de Seguros y Reaseg | 2,573,617 |
| Total del Presupuesto de Funcionamiento | **8,588,669** |

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| Inversión | |
| Blanqueo de Capital | 76,600 |
| EQUIPAMIENTO | 741,331 |
| Total del Presupuesto de Inversión | 817,931 |
| TOTAL DEL PRESUPUESTO DE GASTOS | 9,406,600 |

## CAPÍTULO IV
## 3.15 BANCO DE DESARROLLO AGROPECUARIO

**ARTÍCULO 213.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del BANCO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2019:

| | |
|---|---|
| Ingresos Totales | 92,016,000 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 92,016,000 |
| | |
| Gastos | 92,016,000 |

**ARTÍCULO 214.** El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| | | |
|---|---|---|
| 3.15.0.0.0.0.00 | BANCO DE DESARROLLO AGROPECUARIO | 92,016,000 |
| 3.15.1.0.0.0.00 | INGRESOS CORRIENTES | 52,366,000 |
| 3.15.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 40,366,000 |
| 3.15.1.2.1.0.00 | RENTA DE ACTIVOS | 3,900 |
| 3.15.1.2.1.1.00 | ARRENDAMIENTOS | 3,900 |
| 3.15.1.2.1.1.01 | EDIFICIOS Y LOCALES | 3,900 |
| 3.15.1.2.3.0.00 | TRANSFERENCIAS CORRIENTES | 39,119,100 |
| 3.15.1.2.3.7.00 | SECTOR PRIVADO | 39,119,100 |
| 3.15.1.2.3.7.02 | FECI | 39,119,100 |
| 3.15.1.2.4.0.00 | TASAS Y DERECHOS | 1,243,000 |
| 3.15.1.2.4.2.00 | TASAS | 1,243,000 |
| 3.15.1.2.4.2.34 | SERVICIOS ADM. DE COBROS Y PRÉSTAMOS | 1,243,000 |
| 3.15.1.3.0.0.00 | OTROS INGRESOS CORRIENTES | 12,000,000 |
| 3.15.1.3.1.0.00 | INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS | 12,000,000 |
| 3.15.1.3.1.0.00 | INTERESES Y COMIS. GANADAS S/PRÉSTAMOS | 12,000,000 |
| 3.15.1.3.1.0.17 | A SECTOR PRIVADO | 12,000,000 |
| 3.15.2.0.0.0.00 | INGRESOS DE CAPITAL | 39,650,000 |
| 3.15.2.1.0.0.00 | RECURSOS DEL PATRIMONIO | 36,100,000 |
| 3.15.2.1.1.0.00 | VENTA DE ACTIVOS | 2,100,000 |
| 3.15.2.1.1.1.00 | VENTA DE BIENES INMUEBLES | 2,100,000 |
| 3.15.2.1.1.1.03 | OTRAS INSTALACIONES | 2,100,000 |
| 3.15.2.1.3.0.00 | RECUPERACIÓN DE PRÉSTAMOS | 34,000,000 |
| 3.15.2.1.3.7.00 | SECTOR PRIVADO | 34,000,000 |
| 3.15.2.1.3.7.01 | PRÉSTAMOS AGROPECUARIOS | 34,000,000 |
| 3.15.2.3.0.0.00 | OTROS INGRESOS DE CAPITAL | 3,550,000 |
| 3.15.2.3.2.0.00 | TRANSFERENCIA DE CAPITAL | 3,550,000 |
| 3.15.2.3.2.1.00 | GOBIERNO CENTRAL | 3,550,000 |
| 3.15.2.3.2.1.10 | GOBIERNO CENTRAL (MIDA) | 3,550,000 |

**ARTÍCULO 215.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del BANCO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| Funcionamiento | |
| Dirección y Administración General | 14,727,252 |
| Servicio de Crédito Agropecuario | 10,069,713 |
| Operaciones Financieras | 630,000 |
| Total del Presupuesto de Funcionamiento | 25,426,965 |

87

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Inversión** | |
| Crédito Agropecuario | 60,471,635 |
| Equipamiento | 1,845,000 |
| Rehabilitación de Sucursales | 1,772,400 |
| Prog.Espec.Crédito Contingente | 2,500,000 |
| Total del Presupuesto de Inversión | 66,589,035 |
| **TOTAL DEL PRESUPUESTO DE GASTOS** | **92,016,000** |

## CAPÍTULO V
## 3.30 BANCO HIPOTECARIO NACIONAL

**ARTÍCULO 216.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del BANCO HIPOTECARIO NACIONAL para la vigencia fiscal de 2019:

| | |
|---|---|
| Ingresos Totales | 22,988,000 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 22,988,000 |
| | |
| Gastos | 22,988,000 |

**ARTÍCULO 217.** El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| | | |
|---|---|---|
| 3.30.0.0.0.0.00 | BANCO HIPOTECARIO NACIONAL | 22,988,000 |
| 3.30.1.0.0.0.00 | INGRESOS CORRIENTES | 11,688,000 |
| 3.30.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 3,788,000 |
| 3.30.1.2.1.0.00 | RENTA DE ACTIVOS | 191,000 |
| 3.30.1.2.1.1.00 | ARRENDAMIENTOS | 191,000 |
| 3.30.1.2.1.1.01 | EDIFICIOS Y LOCALES | 191,000 |
| 3.30.1.2.3.0.00 | TRANSFERENCIAS CORRIENTES | 2,000,000 |
| 3.30.1.2.3.1.00 | GOBIERNO CENTRAL | 2,000,000 |
| 3.30.1.2.3.1.14 | TRANSFERENCIA CORRIENTE | 2,000,000 |
| 3.30.1.2.4.0.00 | TASAS Y DERECHOS | 96,600 |
| 3.30.1.2.4.2.00 | TASAS | 96,600 |
| 3.30.1.2.4.2.34 | SERVICIOS ADM. DE COBROS Y PRÉSTAMOS | 96,600 |
| 3.30.1.2.6.0.00 | INGRESOS VARIOS | 1,500,400 |
| 3.30.1.2.6.0.00 | INGRESOS VARIOS | 1,500,400 |
| 3.30.1.2.6.0.11 | REINTEGROS | 432,000 |
| 3.30.1.2.6.0.99 | OTROS INGRESOS VARIOS | 1,068,400 |
| 3.30.1.3.0.0.00 | OTROS INGRESOS CORRIENTES | 7,900,000 |
| 3.30.1.3.1.0.00 | INTERESES Y COMIS. GANADAS S/PRÉSTAMOS | 7,900,000 |
| 3.30.1.3.1.0.00 | INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS | 7,900,000 |
| 3.30.1.3.1.0.17 | A SECTOR PRIVADO | 7,900,000 |
| 3.30.2.0.0.0.00 | INGRESOS DE CAPITAL | 11,300,000 |
| 3.30.2.1.0.0.00 | RECURSOS DEL PATRIMONIO | 11,300,000 |
| 3.30.2.1.1.0.00 | VENTA DE ACTIVOS | 4,500,000 |
| 3.30.2.1.1.1.00 | VENTA DE BIENES INMUEBLES | 4,500,000 |
| 3.30.2.1.1.1.01 | TERRENOS | 4,500,000 |
| 3.30.2.1.3.0.00 | RECUPERACIÓN DE PRÉSTAMOS | 6,800,000 |
| 3.30.2.1.3.7.00 | SECTOR PRIVADO | 6,800,000 |
| 3.30.2.1.3.7.03 | PRÉSTAMOS HIPOTECARIOS | 6,800,000 |

**ARTÍCULO 218.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del BANCO HIPOTECARIO NACIONAL para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Dirección y Administración General | 7,037,885 |
| Operaciones de Créditos | 5,166,375 |
| Transferencias Varias | 13,100 |
| Operaciones Financieras | 1,577,040 |
| Total del Presupuesto de Funcionamiento | 13,794,400 |
| **Inversión** | |
| Inversiones Propias del B.H.N. | 8,530,000 |
| Equipamiento | 663,600 |
| Total del Presupuesto de Inversión | 9,193,600 |
| TOTAL DEL PRESUPUESTO DE GASTOS | 22,988,000 |


CAPÍTULO VI

**3.65 SUPERINTENDENCIA DEL MERCADO DE VALORES**


**ARTÍCULO 219.** Para la ejecución del programa de funcionamiento se aprueba el presupuesto de ingresos y gastos de la SUPERINTENDENCIA DEL MERCADO DE VALORES para la vigencia fiscal de 2019:

| | |
|---|---|
| Ingresos Totales | 6,774,700 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 6,774,700 |
| Gastos | 6,774,700 |

**ARTÍCULO 220.** El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| | | |
|---|---|---|
| 3.65.0.0.0.0.00 | SUPERINTENDENCIA DEL MERCADO DE VALORES | 6,774,700 |
| 3.65.1.0.0.0.00 | INGRESOS CORRIENTES | 6,774,700 |
| 3.65.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 6,774,700 |
| 3.65.1.2.3.0.00 | TRANSFERENCIAS CORRIENTES | 100,000 |
| 3.65.1.2.3.1.00 | GOBIERNO CENTRAL | 100,000 |
| 3.65.1.2.3.1.16 | MINISTERIO DE ECONOMÍA Y FINANZAS | 100,000 |
| 3.65.1.2.4.0.00 | TASAS Y DERECHOS | 6,058,561 |
| 3.65.1.2.4.2.00 | TASAS | 6,058,561 |
| 3.65.1.2.4.2.60 | TASA REGULACIÓN DE VALORES | 6,058,561 |
| 3.65.1.2.6.0.00 | INGRESOS VARIOS | 616,139 |
| 3.65.1.2.6.0.00 | INGRESOS VARIOS | 616,139 |
| 3.65.1.2.6.0.01 | MULTAS, RECARGOS E INTERESES | 454,125 |
| 3.65.1.2.6.0.32 | SPEED JOYEROS Y ARGENTO VIVO | 23,885 |
| 3.65.1.2.6.0.99 | OTROS INGRESOS VARIOS | 138,129 |

**ARTÍCULO 221.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la SUPERINTENDENCIA DEL MERCADO DE VALORES para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Dirección y Administración General | 4,138,538 |
| Regulación del Mercado de Valores | 2,542,690 |
| Total del Presupuesto de Funcionamiento | 6,681,228 |
| **Inversión** | |
| Fortalecimiento en Capacitación y Tecnología | 93,472 |
| Total del Presupuesto de Inversión | 93,472 |
| TOTAL DEL PRESUPUESTO DE GASTOS | 6,774,700 |

## CAPÍTULO VII
## 3.90 INSTITUTO DE SEGURO AGROPECUARIO

**ARTÍCULO 222.** Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de ingresos y gastos del INSTITUTO DE SEGURO AGROPECUARIO para la vigencia fiscal de 2019:

| | |
|---|---:|
| Ingresos Totales | 24,193,400 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 24,193,400 |
| Gastos | 24,193,400 |

**ARTÍCULO 223.** El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| | | |
|---|---|---:|
| 3.90.0.0.0.0.00 | INSTITUTO DE SEGURO AGROPECUARIO | 24,193,400 |
| 3.90.1.0.0.0.00 | INGRESOS CORRIENTES | 24,193,400 |
| 3.90.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 24,193,400 |
| 3.90.1.2.1.0.00 | RENTA DE ACTIVOS | 5,900,000 |
| 3.90.1.2.1.4.00 | INGRESOS POR VENTAS DE SERVICIOS | 5,900,000 |
| 3.90.1.2.1.4.10 | PRIMA DE SEGUROS | 5,900,000 |
| 3.90.1.2.3.0.00 | TRANSFERENCIAS CORRIENTES | 18,213,400 |
| 3.90.1.2.3.1.00 | GOBIERNO CENTRAL | 2,565,782 |
| 3.90.1.2.3.1.10 | MINISTERIO DE DESARROLLO AGROPECUARIO | 2,565,782 |
| 3.90.1.2.3.7.00 | SECTOR PRIVADO | 15,647,618 |
| 3.90.1.2.3.7.02 | FECI | 15,647,618 |
| 3.90.1.2.6.0.00 | INGRESOS VARIOS | 80,000 |
| 3.90.1.2.6.0.00 | INGRESOS VARIOS | 80,000 |
| 3.90.1.2.6.0.99 | OTROS INGRESOS VARIOS | 80,000 |

**ARTÍCULO 224.** Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos del INSTITUTO DE SEGURO AGROPECUARIO para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---:|
| Funcionamiento | |
| Dirección y Administración General | 3,013,292 |
| Seguro Agropecuario | 5,462,190 |
|     Total del Presupuesto de Funcionamiento | 8,475,482 |
| Inversión | |
| Equipamento | 365,300 |
| Garantía para Actividad Agropecuaria | 15,352,618 |
|     Total del Presupuesto de Inversión | 15,717,918 |
| TOTAL DEL PRESUPUESTO DE GASTOS | 24,193,400 |



## TÍTULO VI
## PRESUPUESTOS DEL SECTOR PUBLICO FINANCIERO

## CAPÍTULO I
## RESUMEN DE LOS PRESUPUESTOS DEL SECTOR PÚBLICO FINANCIERO

**ARTÍCULO 225.** Se aprueban los presupuestos de las Entidades del Sector Público Financiero para la vigencia fiscal de 2019, cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas:

| INSTITUCIONES | INGRESOS | | | GASTOS | | |
|---|---|---|---|---|---|---|
| | CORRIENTES | DE CAPITAL | TOTAL | CORRIENTES | DE CAPITAL | TOTAL |
| TOTAL | 1,442,299,364 | 2,053,965,912 | 3,496,265,276 | 539,342,825 | 2,956,922,451 | 3,496,265,276 |
| CAJA DE SEGURO SOCIAL | 799,518,376 | 494,252,000 | 1,293,770,376 | 0 | 1,293,770,376 | 1,293,770,376 |
| BANCO NACIONAL DE PANAMA | 405,043,800 | 1,030,785,100 | 1,435,828,900 | 333,221,800 | 1,102,607,100 | 1,435,828,900 |
| CAJA DE AHORROS | 237,737,188 | 528,928,812 | 766,666,000 | 206,121,025 | 560,544,975 | 766,666,000 |

**ARTÍCULO 226.** Se aprueban los gastos corrientes del Presupuesto del Sector Público Financiero para la vigencia fiscal de 2019, cuya composición se expresa a continuación en Balboas:

| INSTITUCIONES | GASTOS CORRIENTES | | | | | |
|---|---|---|---|---|---|---|
| | OPERACIÓN | TRANSFERENCIAS CORRIENTES | APORTE AL FISCO | SUBSIDIOS | INTERESES DE LA DEUDA | TOTAL |
| TOTAL | 396,451,755 | 142,891,070 | 0 | 0 | 0 | 539,342,825 |
| CAJA DE SEGURO SOCIAL | 0 | 0 | 0 | 0 | 0 | 0 |
| BANCO NACIONAL DE PANAMA | 214,254,000 | 118,967,800 | 0 | 0 | 0 | 333,221,800 |
| CAJA DE AHORROS | 182,197,755 | 23,923,270 | 0 | 0 | 0 | 206,121,025 |

**ARTÍCULO 227.** Se aprueban los gastos de capital del Presupuesto del Sector Público Financiero para la vigencia fiscal de 2019, cuya composición se expresa a continuación en Balboas:

| INSTITUCIONES | GASTOS DE CAPITAL | | | | |
|---|---|---|---|---|---|
| | INVERSIONES | OTROS GASTOS DE CAPITAL | TRANSFERENCIAS DE CAPITAL | AMORTIZACION DE LA DEUDA | TOTAL |
| TOTAL | 2,955,649,976 | 1,272,475 | 0 | 0 | 2,956,922,451 |
| CAJA DE SEGURO SOCIAL | 1,293,770,376 | 0 | 0 | 0 | 1,293,770,376 |
| BANCO NACIONAL DE PANAMA | 1,102,062,400 | 544,700 | 0 | 0 | 1,102,607,100 |
| CAJA DE AHORROS | 559,817,200 | 727,775 | 0 | 0 | 560,544,975 |

## CAPÍTULO II
### 1.10 CAJA DE SEGURO SOCIAL

**ARTÍCULO 228.** Para la ejecución del programas de inversión financiera se aprueba el presupuesto de ingresos y gastos de la CAJA DE SEGURO SOCIAL para la vigencia fiscal de 2019:

| | |
|---|---|
| Ingresos Totales | 1,293,770,376 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 1,293,770,376 |
| Gastos | 1,293,770,376 |

**ARTÍCULO 229.** El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| CODIGO | DETALLE | ASIGNADO |
|---|---|---|
| 1.10.0.0.0.0.00 | CAJA DE SEGURO SOCIAL | 1,293,770,376 |
| 1.10.1.0.0.0.00 | INGRESOS CORRIENTES | 799,518,376 |
| 1.10.1.1.0.0.00 | INGRESOS TRIBUTARIOS | 799,518,376 |
| 1.10.1.1.1.0.00 | IMPUESTOS DIRECTOS | 799,518,376 |
| 1.10.1.1.1.3.00 | CONTRIBUCIONES A LA SEGURIDAD SOCIAL | 799,518,376 |
| 1.10.1.1.1.3.01 | CUOTAS S.S. REGULAR Y ESPECIALES | 799,518,376 |
| 1.10.2.0.0.0.00 | INGRESOS DE CAPITAL | 494,252,000 |
| 1.10.2.1.0.0.00 | RECURSOS DEL PATRIMONIO | 217,396,000 |
| 1.10.2.1.3.0.00 | RECUPERACIÓN DE PRÉSTAMOS | 11,312,000 |
| 1.10.2.1.3.4.00 | INTERMEDIARIOS FINANCIEROS | 1,258,000 |
| 1.10.2.1.3.4.30 | BANCO HIPOTECARIO NACIONAL | 1,258,000 |
| 1.10.2.1.3.7.00 | SECTOR PRIVADO | 10,054,000 |
| 1.10.2.1.3.7.03 | PRÉSTAMOS HIPOTECARIOS | 6,684,000 |
| 1.10.2.1.3.7.05 | PRÉSTAMOS PERSONALES | 3,370,000 |
| 1.10.2.1.4.0.00 | RECUPERACIÓN DE COLOCACIONES | 206,084,000 |
| 1.10.2.1.4.7.00 | SECTOR PRIVADO | 206,084,000 |
| 1.10.2.1.4.7.01 | BONOS CORPORATIVOS Y DPF | 206,084,000 |
| 1.10.2.6.0.0.00 | USO DE RESERVA | 276,856,000 |
| 1.10.2.6.0.0.00 | RESERVA | 276,856,000 |
| 1.10.2.6.0.1.00 | USO DE RESERVA | 276,856,000 |
| 1.10.2.6.0.1.01 | RESERVA PARA INVERSIONES | 276,856,000 |

**ARTÍCULO 230.** Para la ejecución del programas de inversión financiera se aprueba el presupuesto de gastos de la CAJA DE SEGURO SOCIAL para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| | |
|---|---|
| Inversión | |
| Inversiones Financieras | 1,293,770,376 |
| Total del Presupuesto de Inversión | 1,293,770,376 |
| TOTAL DEL PRESUPUESTO DE GASTOS | 1,293,770,376 |

## CAPÍTULO III
### 3.45 BANCO NACIONAL DE PANAMÁ

**ARTÍCULO 231.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del BANCO NACIONAL DE PANAMÁ para la vigencia fiscal de 2019:

| | |
|---|---|
| Ingresos Totales | 1,435,828,900 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 1,435,828,900 |
| Gastos | 1,435,828,900 |



**ARTÍCULO 232.** El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| | | |
|---|---|---:|
| 3.45.0.0.0.0.00 | BANCO NACIONAL DE PANAMÁ | 1,435,828,900 |
| 3.45.1.0.0.0.00 | INGRESOS CORRIENTES | 405,043,800 |
| 3.45.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 21,528,900 |
| 3.45.1.2.1.0.00 | RENTA DE ACTIVOS | 560,300 |
| 3.45.1.2.1.1.00 | ARRENDAMIENTOS | 5,200 |
| 3.45.1.2.1.1.99 | OTROS ARRENDAMIENTOS N.E.O.C. | 5,200 |
| 3.45.1.2.1.3.00 | INGRESOS POR VENTA DE BIENES | 555,100 |
| 3.45.1.2.1.3.99 | VENTA DE BIENES N.E.O.C. | 555,100 |
| 3.45.1.2.4.0.00 | TASAS Y DERECHOS | 20,968,600 |
| 3.45.1.2.4.2.00 | TASAS | 20,968,600 |
| 3.45.1.2.4.2.34 | SERVICIOS ADM. DE COBROS Y PRÉSTAMOS | 20,968,600 |
| 3.45.1.3.0.0.00 | OTROS INGRESOS CORRIENTES | 378,165,800 |
| 3.45.1.3.1.0.00 | INTERESES Y COMIS. GANADAS S/PRÉSTAMOS | 358,298,100 |
| 3.45.1.3.1.0.00 | INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS | 358,298,100 |
| 3.45.1.3.1.0.13 | A EMPRESAS PÚBLICAS | 3,849,000 |
| 3.45.1.3.1.0.17 | A SECTOR PRIVADO | 214,906,000 |
| 3.45.1.3.1.0.99 | OTROS INTERESES Y COMISIONES | 139,543,100 |
| 3.45.1.3.2.0.00 | INTERESES Y COMISIONES GANADOS | 19,867,700 |
| 3.45.1.3.2.0.00 | INTERESES Y COMIS. GANADAS S/ VALORES | 19,867,700 |
| 3.45.1.3.2.0.27 | POR SECTOR PRIVADO | 19,867,700 |
| 3.45.1.4.0.0.00 | SALDO EN CAJA Y EN BANCO | 5,349,100 |
| 3.45.1.4.2.0.00 | DISPONIBLE LIBRE EN BANCO | 5,349,100 |
| 3.45.1.4.2.0.00 | DISPONIBLE LIBRE EN BANCO | 5,349,100 |
| 3.45.1.4.2.0.01 | SALDO CORRIENTE | 5,349,100 |
| 3.45.2.0.0.0.00 | INGRESOS DE CAPITAL | 1,030,785,100 |
| 3.45.2.1.0.0.00 | RECURSOS DEL PATRIMONIO | 1,030,785,100 |
| 3.45.2.1.1.0.00 | VENTA DE ACTIVOS | 3,004,000 |
| 3.45.2.1.1.2.00 | VENTA DE BIENES INMUEBLES | 3,004,000 |
| 3.45.2.1.1.2.99 | OTROS BIENES MUEBLES | 3,004,000 |
| 3.45.2.1.3.0.00 | RECUPERACIÓN DE PRÉSTAMOS | 1,027,781,100 |
| 3.45.2.1.3.3.00 | EMPRESAS PÚBLICAS | 12,944,000 |
| 3.45.2.1.3.3.81 | TRANSPORTE MASIVO DE PANAMÁ, S.A. | 5,576,000 |
| 3.45.2.1.3.3.96 | ZONA LIBRE DE COLÓN | 7,368,000 |
| 3.45.2.1.3.7.00 | SECTOR PRIVADO | 1,014,837,100 |
| 3.45.2.1.3.7.04 | PRÉSTAMOS VARIOS | 1,014,837,100 |

**ARTÍCULO 233.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del BANCO NACIONAL DE PANAMÁ para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---:|
| **Funcionamiento** | |
| Servicios Bancarios | 222,793,200 |
| Transferencias Varias | 110,973,300 |
| Total del Presupuesto de Funcionamiento | 333,766,500 |
| **Inversión** | |
| Crédito Comercial | 736,526,500 |
| Obras y Construcciones | 18,969,000 |
| Crédito Agropecuario | 164,299,300 |
| Crédito para Vivienda | 160,000,000 |
| Equipamiento de Sucursales | 22,267,600 |
| Total del Presupuesto de Inversión | 1,102,062,400 |
| TOTAL DEL PRESUPUESTO DE GASTOS | 1,435,828,900 |

## CAPÍTULO IV
## 3.60 CAJA DE AHORROS

**ARTÍCULO 234.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la CAJA DE AHORROS para la vigencia fiscal de 2019:

| | |
|---|---:|
| Ingresos Totales | 766,666,000 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 766,666,000 |
| | |
| Gastos | 766,666,000 |

**ARTÍCULO 235.** El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| | | |
|---|---|---:|
| 3.60.0.0.0.0.00 | CAJA DE AHORROS | 766,666,000 |
| 3.60.1.0.0.0.00 | INGRESOS CORRIENTES | 237,737,188 |
| 3.60.1.3.0.0.00 | OTROS INGRESOS CORRIENTES | 237,737,188 |
| 3.60.1.3.1.0.00 | INTERESES Y COMIS. GANADAS S/PRÉSTAMOS | 237,737,188 |
| 3.60.1.3.1.0.00 | INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS | 237,737,188 |
| 3.60.1.3.1.0.17 | A SECTOR PRIVADO | 237,737,188 |
| 3.60.2.0.0.0.00 | INGRESOS DE CAPITAL | 528,928,812 |
| 3.60.2.1.0.0.00 | RECURSOS DEL PATRIMONIO | 311,036,800 |
| 3.60.2.1.1.0.00 | VENTA DE ACTIVOS | 160,000 |
| 3.60.2.1.1.1.00 | VENTA DE BIENES INMUEBLES | 160,000 |
| 3.60.2.1.1.1.02 | EDIFICIOS | 160,000 |
| 3.60.2.1.3.0.00 | RECUPERACIÓN DE PRÉSTAMOS | 309,376,800 |
| 3.60.2.1.3.7.00 | SECTOR PRIVADO | 309,376,800 |
| 3.60.2.1.3.7.04 | PRÉSTAMOS VARIOS | 309,376,800 |
| 3.60.2.1.4.0.00 | RECUPERACIÓN DE COLOCACIONES | 1,500,000 |
| 3.60.2.1.4.9.00 | RECUPERACIÓN DE COLOCACIONES | 1,500,000 |
| 3.60.2.1.4.9.01 | OTROS RECUPERACIÓN DE COLOCACIONES | 1,500,000 |
| 3.60.2.4.0.0.00 | SALDO EN CAJA Y BANCO | 217,892,012 |
| 3.60.2.4.2.0.00 | DISPONIBLE LIBRE EN BANCO | 217,892,012 |
| 3.60.2.4.2.0.00 | DISPONIBLE LIBRE EN BANCO | 217,892,012 |
| 3.60.2.4.2.0.01 | SALDO DE CAPITAL | 217,892,012 |

**ARTÍCULO 236.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la CAJA DE AHORROS para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---:|
| **Funcionamiento** | |
| Administración General | 182,925,530 |
| Captación y Colocación | 23,923,270 |
| Total del Presupuesto de Funcionamiento | 206,848,800 |
| **Inversión** | |
| Hipotecarios y Construcción | 213,622,400 |
| Adquisición Inmuebles y Equipo | 4,695,900 |
| Otros Préstamos | 319,489,000 |
| Fortalecimiento Tecnológico | 17,382,400 |
| Equipamiento de la Sede y Sucursales | 4,627,500 |
| Total del Presupuesto de Inversión | 559,817,200 |
| **TOTAL DEL PRESUPUESTO DE GASTOS** | 766,666,000 |

## TÍTULO VII
### PRESUPUESTOS DE OTRAS ENTIDADES DEL SECTOR PÚBLICO

### CAPÍTULO I
### RESUMEN DE LOS PRESUPUESTOS DE OTRAS ENTIDADES DEL SECTOR PÚBLICO

**ARTÍCULO 237.** Se aprueban los presupuestos de Otras Entidades del Sector Público para la vigencia fiscal de 2019, cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas:

| INSTITUCIONES | INGRESOS | | | GASTOS | | |
|---|---|---|---|---|---|---|
| | CORRIENTES | DE CAPITAL | TOTAL | CORRIENTES | DE CAPITAL | TOTAL |
| TOTAL | 473,554,215 | 354,422,338 | 827,976,553 | 391,512,858 | 436,463,695 | 827,976,553 |
| AEROPUERTO INTERNACIONAL DE TOCUMEN, S.A | 302,628,554 | 187,684,119 | 490,312,673 | 256,395,451 | 233,917,222 | 490,312,673 |
| EMPRESA NACIONAL DE AUTOPISTAS, S A | 2,994,700 | 0 | 2,994,700 | 2,775,900 | 218,800 | 2,994,700 |
| EMPRESA DE TRANSMISION ELÉCTRICA, S.A. | 167,930,961 | 166,738,219 | 334,669,180 | 132,341,507 | 202,327,673 | 334,669,180 |

**ARTÍCULO 238.** Se aprueban los gastos corrientes del Presupuesto de Otras Entidades del Sector Público para la vigencia fiscal de 2019, cuya composición se expresa a continuación en Balboas:

| INSTITUCIONES | GASTOS CORRIENTES | | | | | |
|---|---|---|---|---|---|---|
| | OPERACIÓN | TRANSFERENCIAS CORRIENTES | APORTE AL FISCO | SUBSIDIOS | INTERESES DE LA DEUDA | TOTAL |
| TOTAL | 143,158,605 | 121,220,253 | 0 | 0 | 127,134,000 | 391,512,858 |
| AEROPUERTO INTERNACIONAL DE TOCUMEN, S.A. | 93,501,338 | 72,894,113 | 0 | 0 | 90,000,000 | 256,395,451 |
| EMPRESA NACIONAL DE AUTOPISTAS, S A | 2,648,300 | 127,600 | 0 | 0 | 0 | 2,775,900 |
| EMPRESA DE TRANSMISIÓN ELÉCTRICA, S A. | 47,008,967 | 48,198,540 | 0 | 0 | 37,134,000 | 132,341,507 |

**ARTÍCULO 239.** Se aprueban los gastos de capital del Presupuesto de Otras Entidades del Sector Público Financiero para la vigencia fiscal de 2019, cuya composición se expresa a continuación en Balboas:

| INSTITUCIONES | GASTOS DE CAPITAL | | | | |
|---|---|---|---|---|---|
| | INVERSIONES | OTROS GASTOS DE CAPITAL | TRANSFERENCIAS DE CAPITAL | AMORTIZACIÓN DE LA DEUDA | TOTAL |
| TOTAL | 396,713,061 | 4,572,292 | 0 | 35,178,342 | 436,463,695 |
| AEROPUERTO INTERNACIONAL DE TOCUMEN, S A | 229,974,842 | 3,942,380 | 0 | 0 | 233,917,222 |

95

| INSTITUCIONES | | GASTOS DE CAPITAL | | | |
|---|---|---|---|---|---|
| INSTITUCIONES | INVERSIONES | OTROS GASTOS DE CAPITAL | TRANSFERENCIAS DE CAPITAL | AMORTIZACIÓN DE LA DEUDA | TOTAL |
| EMPRESA NACIONAL DE AUTOPISTAS, S.A. | 0 | 218,800 | 0 | 0 | 218,800 |
| EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A. | 166,738,219 | 411,112 | 0 | 35,178,342 | 202,327,673 |

## CAPÍTULO II
## 2.02 AEROPUERTO INTERNACIONAL DE TOCUMEN, S.A.

**ARTÍCULO 240.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del AEROPUERTO INTERNACIONAL DE TOCUMEN, S.A. para la vigencia fiscal de 2019:

| | |
|---|---|
| Ingresos Totales | 490,312,673 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 490,312,673 |
| Gastos | 490,312,673 |

**ARTÍCULO 241.** El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| | | |
|---|---|---|
| 2.02.0.0.0.0.00 | AEROPUERTO INTERNACIONAL DE TOCUMEN, S.A. | 490,312,673 |
| 2.02.1.0.0.0.00 | INGRESOS CORRIENTES | 302,628,554 |
| 2.02.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 302,628,554 |
| 2.02.1.2.1.0.00 | RENTA DE ACTIVOS | 65,658,883 |
| 2.02.1.2.1.1.00 | ARRENDAMIENTOS | 14,109,830 |
| 2.02.1.2.1.1.01 | EDIFICIOS Y LOCALES | 14,109,830 |
| 2.02.1.2.1.3.00 | INGRESOS POR VENTA DE BIENES | 15,774,570 |
| 2.02.1.2.1.3.11 | COMBUSTIBLE | 15,774,570 |
| 2.02.1.2.1.4.00 | INGRESOS POR VENTAS DE SERVICIOS | 35,774,483 |
| 2.02.1.2.1.4.08 | SERVICIO DE ATERRIZAJE | 15,945,499 |
| 2.02.1.2.1.4.09 | ESTACIONAMIENTO DE AVIONES | 8,069,304 |
| 2.02.1.2.1.4.16 | SERV.DE NAVE A TIERRA Y PUENTE | 11,294,599 |
| 2.02.1.2.1.4.17 | MOVILIZACIÓN DE CARGA (PROY. ARENERO) | 465,081 |
| 2.02.1.2.4.0.00 | TASAS Y DERECHOS | 156,185,386 |
| 2.02.1.2.4.1.00 | DERECHOS | 141,883,660 |
| 2.02.1.2.4.1.17 | USO DE AEROPUERTOS | 77,213,218 |
| 2.02.1.2.4.1.34 | ESTACIONAMIENTO PÚBLICO Y ESTAC | 1,887,232 |
| 2.02.1.2.4.1.45 | OTRAS CONCESIONES | 62,783,210 |
| 2.02.1.2.4.2.00 | TASAS | 14,301,726 |
| 2.02.1.2.4.2.24 | TASA DE SERVICIO AEROPORTUARIO | 14,301,726 |
| 2.02.1.2.6.0.00 | INGRESOS VARIOS | 80,784,285 |
| 2.02.1.2.6.0.00 | INGRESOS VARIOS | 80,784,285 |
| 2.02.1.2.6.0.99 | OTROS INGRESOS VARIOS | 80,784,285 |
| 2.02.2.0.0.0.00 | INGRESOS DE CAPITAL | 187,684,119 |
| 2.02.2.2.0.0.00 | RECURSOS DEL CRÉDITO | 187,684,119 |
| 2.02.2.2.1.0.00 | CRÉDITO INTERNO | 187,684,119 |
| 2.02.2.2.1.1.00 | BONOS | 187,684,119 |
| 2.02.2.2.1.1.47 | BONOS INTERNOS | 187,684,119 |

**ARTÍCULO 242.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del AEROPUERTO INTERNACIONAL DE TOCUMEN, S.A. para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Dirección y Administración General | 200,559,189 |
| Operaciones Aeroportuarias | 59,778,642 |
| Total del Presupuesto de Funcionamiento | 260,337,831 |
| **Inversión** | |
| Ampliación y Remodelación | 228,511,842 |
| Plan de Expansión | 1,463,000 |
| Total del Presupuesto de Inversión | 229,974,842 |
| **TOTAL DEL PRESUPUESTO DE GASTOS** | 490,312,673 |

## CAPÍTULO III
## 2.75 EMPRESA NACIONAL DE AUTOPISTAS, S.A.

**ARTÍCULO 243.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la EMPRESA NACIONAL DE AUTOPISTAS, S.A. para la vigencia fiscal de 2019:

| | |
|---|---|
| Ingresos Totales | 2,994,700 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 2,994,700 |
| Gastos | 2,994,700 |

**ARTÍCULO 244.** El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| | | |
|---|---|---|
| 2.75.0.0.0.0.00 | EMPRESA NACIONAL DE AUTOPISTAS, S.A. | 2,994,700 |
| 2.75.1.0.0.0.00 | INGRESOS CORRIENTES | 2,994,700 |
| 2.75.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 2,994,700 |
| 2.75.1.2.6.0.00 | INGRESOS VARIOS | 2,994,700 |
| 2.75.1.2.6.0.00 | INGRESOS VARIOS | 2,994,700 |
| 2.75.1.2.6.0.99 | OTROS INGRESOS VARIOS | 2,994,700 |

**ARTÍCULO 245.** Para la ejecución del programa de funcionamiento se aprueba el presupuesto de gastos de la EMPRESA NACIONAL DE AUTOPISTAS, S.A. para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Dirección y Administración General | 2,994,700 |
| Total del Presupuesto de Funcionamiento | 2,994,700 |
| **TOTAL DEL PRESUPUESTO DE GASTOS** | 2,994,700 |

## CAPÍTULO IV
## 2.78 EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A.

**ARTÍCULO 246.** Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2019:

| | |
|---|---|
| Ingresos Totales | 334,669,180 |
| Menos: Aumento de Reservas | |
| Ingresos Disponibles | 334,669,180 |
| Gastos | 334,669,180 |



ARTÍCULO 247. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

| | | |
|---|---|---|
| 2.78.0.0.0.0.00 | EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A. | 334,669,180 |
| 2.78.1.0.0.0.00 | INGRESOS CORRIENTES | 167,930,961 |
| 2.78.1.2.0.0.00 | INGRESOS NO TRIBUTARIOS | 167,930,961 |
| 2.78.1.2.4.0.00 | TASAS Y DERECHOS | 166,730,961 |
| 2.78.1.2.4.2.00 | TASAS | 166,730,961 |
| 2.78.1.2.4.2.65 | PEAJE POR TRANSMISIÓN DE ENERGÍA | 166,730,961 |
| 2.78.1.2.6.0.00 | INGRESOS VARIOS | 1,200,000 |
| 2.78.1.2.6.0.00 | INGRESOS VARIOS | 1,200,000 |
| 2.78.1.2.6.0.99 | OTROS INGRESOS VARIOS | 1,200,000 |
| 2.78.2.0.0.0.00 | INGRESOS DE CAPITAL | 166,738,219 |
| 2.78.2.2.0.0.00 | RECURSOS DEL CRÉDITO | 166,738,219 |
| 2.78.2.2.2.0.00 | CRÉDITO EXTERNO | 166,738,219 |
| 2.78.2.2.2.1.00 | ORG. INTER. DE FINANCIAMIENTO | 166,738,219 |
| 2.78.2.2.2.1.09 | ETESA-BCIE | 166,738,219 |

ARTÍCULO 248. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2019, cuya estructura y asignación de recursos es la que a continuación se indica:

| PROGRAMAS | ASIGNACIÓN EN BALBOAS |
|---|---|
| **Funcionamiento** | |
| Dirección y Administración General | 116,041,108 |
| Operación Integrada | 51,889,853 |
| Total del Presupuesto de Funcionamiento | 167,930,961 |
| **Inversión** | |
| Transmisión | 148,214,975 |
| Fortalec. de Otras Inv. de Etesa | 18,523,244 |
| Total del Presupuesto de Inversión | 166,738,219 |
| TOTAL DEL PRESUPUESTO DE GASTOS | 334,669,180 |

# TÍTULO VIII
## NORMAS GENERALES DE ADMINISTRACIÓN PRESUPUESTARIA

### CAPÍTULO I
### OBJETO Y ÁMBITO

**ARTÍCULO 249.** Presupuesto General del Estado. El Presupuesto General del Estado es la estimación de los ingresos y la asignación máxima de los gastos que podrán comprometer las Instituciones del Gobierno Central, las Instituciones Descentralizadas, las Empresas Públicas y los Intermediarios Financieros para ejecutar sus planes, programas y proyectos, así como para lograr los objetivos y las metas institucionales de acuerdo con las políticas del Gobierno, en materia de desarrollo económico y social.

**ARTÍCULO 250.** Objeto. Las Normas Generales de Administración Presupuestaria contienen el conjunto de disposiciones que regirán la ejecución, el seguimiento y la evaluación, así como el cierre y la liquidación del Presupuesto General del Estado para la vigencia fiscal de 2019, en complemento a las disposiciones legales vigentes en estas materias.

**ARTÍCULO 251.** Ámbito. Las Normas Generales de Administración Presupuestaria se aplicarán para el manejo del Presupuesto y serán de obligatorio cumplimiento para las Instituciones del Gobierno Central, las Instituciones Descentralizadas, las Empresas Públicas y los Intermediarios Financieros.

En los municipios y juntas comunales estas normas se aplicarán supletoriamente. De igual forma, en las sociedades anónimas en las que el Estado posea el 51 % o más de las acciones o del patrimonio, en los temas que no desarrolle el respectivo instrumento jurídico mediante el cual se constituyen, siempre que no sean contrarios a la composición jurídica de las sociedades anónimas.

A las personas jurídicas que, al amparo de documento legal idóneo, administren bienes y fondos públicos les serán aplicables estas normas en lo relativo a la presentación de informes a la respectiva entidad estatal sobre el uso, manejo y disposición de los bienes y fondos puestos a su cuidado. La entidad respectiva, en cumplimiento del artículo 318, deberá remitir copia autenticada del informe a ella presentado, al Ministerio de Economía y Finanzas, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional.

### CAPÍTULO II
### EJECUCIÓN DEL PRESUPUESTO

**ARTÍCULO 252.** Ejecución del Presupuesto. La ejecución del Presupuesto es el conjunto de decisiones y acciones operativas, administrativas y financieras que se desarrollan para la



realización de los planes, programas y proyectos establecidos en el Presupuesto General del Estado.

La ejecución del Presupuesto se basa en dos niveles de competencias:

1. A nivel del ente rector, al que corresponde dirigir la administración presupuestaria del Sector Público mediante la asignación anual, registro, seguimiento y evaluación de la ejecución del Presupuesto General del Estado, así como su cierre y liquidación anual.

2. A nivel institucional, que es la instancia que realiza la asignación periódica para cada partida, autoriza el conjunto de decisiones y acciones operativas, administrativas y financieras que se desarrollan para la realización de los planes, programas y proyectos establecidos en el Presupuesto General del Estado.

La ejecución del Presupuesto de Ingresos se fundamenta en el concepto de caja, que es la captación física de los recursos financieros, cuya disponibilidad permite la ejecución del Presupuesto de Gastos.

Corresponde a la Contraloría General de la República, conforme a la Constitución Política, fiscalizar y regular mediante el Control Previo y Posterior todos los actos de manejo de fondos y otros bienes públicos a fin de que se realicen con corrección, según lo establecido en la ley.

Con el objeto de evaluar la gestión presupuestaria institucional, la información sobre la ejecución presupuestaria de gastos se elaborará sobre la base de la Autorización, el Compromiso, el Devengado y el Pago realizado por todos los bienes y servicios que reciben las instituciones que integran el Sector Público.

**ARTÍCULO 253.** <u>Principios de la administración presupuestaria</u>. Las actuaciones de quienes participen en las distintas fases de la administración presupuestaria se regirán por los principios de legalidad, transparencia, eficiencia, eficacia, publicidad y responsabilidad, para hacer efectivo el ejercicio periódico de la rendición de cuentas.

**ARTÍCULO 254.** <u>Principio general</u>. La institución no podrá autorizar el trámite para la adquisición de bienes y servicios, si en el Presupuesto no se cuenta con la asignación en la partida específica del gasto, ni podrá realizar ningún pago, si no se ha cumplido previamente con la formalización del registro presupuestario de esta obligación.

**ARTÍCULO 255.** <u>Asignaciones mensuales</u>. Las instituciones públicas presentarán al Ministerio de Economía y Finanzas a más tardar quince días después de aprobado el Proyecto de Ley de Presupuesto General del Estado por el Consejo de Gabinete:

1. Las solicitudes de asignaciones mensuales de ingresos y gastos.
2. El flujo de caja por mes para el periodo fiscal.
3. Las metas en función de su estructura programática.

Las asignaciones máximas de los gastos de funcionamiento e inversión se distribuirán en asignaciones mensuales, de acuerdo con el cronograma de ejecución. Las asignaciones mensuales serán evaluadas por el Ministerio de Economía y Finanzas, basándose en los



programas de trabajo, los cronogramas de actividades y la previsión del comportamiento de los ingresos. En caso de que las instituciones públicas no presenten las solicitudes en el plazo señalado, el Ministerio procederá a determinar tales asignaciones.

El Ministerio de Economía y Finanzas informará a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional sobre el detalle del Presupuesto General del Estado, incluyendo las asignaciones mensuales de los ingresos y gastos.

**ARTÍCULO 256.** Unidad de caja. Todos los ingresos del Gobierno Central deberán consignarse en el Presupuesto, y se depositarán a favor del Tesoro Nacional en el Banco Nacional de Panamá, contra el cual se expedirá toda orden de pago para cubrir los compromisos causados por las autorizaciones de gastos, originadas en sus distintas dependencias.

Las Instituciones Descentralizadas, las Empresas Públicas y los Intermediarios Financieros se regirán por el mismo principio de unidad de caja, de conformidad con la autonomía administrativa y financiera dispuesta en su respectiva ley.

En el caso de los ingresos creados por leyes especiales con destino específico, su recaudación y depósito se harán de acuerdo con el presente artículo. Para mantener la información actualizada sobre estos ingresos, la respectiva entidad beneficiaria de estos informará los detalles de cada caso al Ministerio de Economía y Finanzas y a la Contraloría General de la República cada vez que sea creado uno de ellos.

**ARTÍCULO 257.** Fases de la ejecución del Presupuesto de Gastos. La ejecución del Presupuesto de Gastos se realiza en tres etapas secuenciales, posterior a su autorización administrativa correspondiente: Compromiso, Devengado y Pago, conceptos que se definen a continuación:

*Compromiso:* es el registro de la promesa adquirida por una institución pública, conforme a los procedimientos y a las normas establecidos, que conlleva una erogación a favor de terceros con cargo a la disponibilidad de fondos de la respectiva partida presupuestaria del periodo fiscal vigente, y constituye la compra de bienes o servicios.

*Devengado:* es el registro de la obligación de pagar por los bienes o servicios recibidos, entregados por el proveedor, sin considerar el momento en que se consumen. Su registro se hará mediante los informes de recepción de almacén o se servicios. El devengado es el considerado como el ejecutado para el análisis de la evaluación presupuestaria.

*Pago:* es el registro de la emisión y entrega de efectivo por caja menuda, cheque o transferencia electrónica de fondos a favor de los proveedores, por los bienes y servicios recibidos.

## SECCIÓN 1.ª

## INGRESOS O RENTAS

**ARTÍCULO 258.** Principios de universalidad, unidad y transparencia. El Presupuesto de Ingresos reflejará el total de los ingresos corrientes y de capital, incluyendo los de gestión institucional, del Gobierno Central, de las Instituciones Descentralizadas, de las Empresas Públicas (incluyendo las constituidas como sociedades anónimas) y de los Intermediarios Financieros, de acuerdo con las fuentes de ingresos establecidas en el Manual de Clasificación Presupuestaria del Ingreso Público.

Esta información debe hacerse de conocimiento público a través de los medios de acceso masivo.

**ARTÍCULO 259.** Fondos de gestión institucional. Son los ingresos generados por las unidades administrativas de la entidad para solventar gastos específicos.

La totalidad de los ingresos de gestión institucional del Gobierno Central deberá incluirse en el Presupuesto General del Estado en cada vigencia fiscal. Los ingresos de gestión no podrán utilizarse para sustentar gastos de planilla, contratos, alquileres o cualquier otro gasto que genere una obligación recurrente.

El Tribunal Electoral queda exceptuado de esta prohibición cuando esté ejecutando un presupuesto de elecciones y los gastos se refieran al proceso electoral general.

Deben excluirse las donaciones en especie, los ingresos generados por los comités de salud, los clubes de padres de familia y las asociaciones de docentes y de servidores públicos, ya que no constituyen ingresos de gestión institucional por tratarse de organismos no gubernamentales. También deben excluirse los ingresos generados en centros educativos y universidades por la venta de bienes o servicios concesionados a terceras personas. En los casos de servicios concesionados, solo se ingresarán a la entidad los montos originados por el pago de la concesión o el alquiler acordado en el contrato.

Cuando una entidad pública dedicada al desarrollo de la ciencia, la tecnología y la investigación científica reciba fondos de organismos o empresas nacionales o del extranjero para realizar estudios, investigaciones y análisis relativos al desarrollo científico, tecnológico y sanitario, utilizará los mecanismos establecidos en los términos acordados en el respectivo documento suscrito con el suscriptor. Los gastos y activos resultantes en cada ejercicio fiscal deberán ser incorporados en cada periodo fiscal.

**ARTÍCULO 260.** Ingresos adicionales. Si una entidad del Gobierno Central o del Sector Descentralizado devenga, recauda o percibe un ingreso adicional autorizado por ley, decreto o resolución y quiere hacer uso de este ingreso, deberá incorporarlo al Presupuesto mediante crédito adicional, el primer año de su recaudo. Se incluyen en este concepto los ingresos de gestión institucional y las donaciones voluntarias o producto de convenios.

Igual tratamiento se dará a las donaciones en especie; no obstante, deberán ser puestas en conocimiento del Ministerio de Economía y Finanzas y de la Contraloría General de la República, para efectos del cierre y la liquidación del Presupuesto, según los procedimientos



establecidos para dichas entidades. De esta información también se deberá poner en conocimiento a la Comisión de Presupuesto de la Asamblea Nacional respecto a este ingreso adicional, para efectos de la inclusión de este al Presupuesto mediante crédito adicional.

**ARTÍCULO 261.** Ingresos del crédito interno. Las entidades públicas podrán gestionar la contratación de recursos del crédito, previa autorización del Ministerio de Economía y Finanzas.

Las entidades públicas de financiamiento que otorgan facilidades de crédito a instituciones públicas suministrarán al Ministerio de Economía y Finanzas, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional, dentro de los primeros diez días de cada mes, un informe que refleje el estado del crédito concedido a las entidades públicas.

**ARTÍCULO 262.** Excedentes de los ingresos. Cuando las recaudaciones de los ingresos excedan a los ingresos estimados en el Presupuesto General del Estado, podrán ser incorporadas, mediante créditos adicionales, para su uso.

En el caso de los ingresos corrientes, deberá tomarse del total de los excedentes, debidamente comprobado.

En caso de no procederse según lo indicado, se reflejará como saldo en caja al final del periodo. Cuando se trate de ingresos de aplicación específica, el excedente se determinará en forma individual.

**ARTÍCULO 263.** Aportes y dividendos al Estado. Las entidades públicas están en la obligación de cumplir con el aporte y dividendo de los ingresos contemplados dentro del Presupuesto General del Estado. Si estos recursos son inferiores al presupuestado, las entidades comunicarán al Ministerio de Economía y Finanzas las razones por las cuales no puedan cumplir con el aporte, para su evaluación. El representante legal de la entidad y la junta directiva sustentarán la disminución ante la Comisión de Presupuesto de la Asamblea Nacional, y el Ministerio de Economía y Finanzas recomendará los ajustes en los gastos. En caso de que no se cumpla con esta disposición, el Ministerio de Economía y Finanzas ordenará mediante nota al Banco Nacional de Panamá y/o la Caja de Ahorros, según sea el caso, el débito de la cuenta.

**ARTÍCULO 264.** Ingresos recaudados inferiores a los presupuestados. Los ingresos recaudados son inferiores cuando en cualquier época del año fiscal el Ministerio de Economía y Finanzas considere que son inferiores a los establecidos en el Presupuesto General del Estado y no exista previsión para solventar tal situación.

**ARTÍCULO 265.** Modificación de los ingresos. Las entidades públicas podrán solicitar al Ministerio de Economía y Finanzas reducciones e incrementos entre las partidas de ingresos, a fin de mantener el monto de la recaudación programada y del equilibrio presupuestario. El Ministerio de Economía y Finanzas realizará las adecuaciones en la fuente de la partida de

103

gastos cuando se requiera, y lo comunicará, según proceda, al solicitante, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional.

**ARTÍCULO 266.** Depósito de los fondos públicos. El Banco Nacional de Panamá será el depositario oficial de los fondos públicos, y la Contraloría General de la República será la responsable de vigilar que, por ningún concepto, se abran cuentas en otras entidades financieras. En caso de que así se hiciera, aun cuando se trate de depósitos a plazo fijo, la Contraloría General de la República procederá a cancelar los fondos y a ingresar los depósitos al Tesoro Nacional o a la cuenta de la institución del Sector Descentralizado en el Banco Nacional de Panamá, según sea el caso.

Se exceptúan de esta disposición la Caja de Seguro Social, el Instituto para la Formación y Aprovechamiento de los Recursos Humanos, el Registro Público y las entidades autónomas del Estado reconocidas como tales en su respectivo instrumento orgánico, instituciones que, por la naturaleza de sus operaciones y el origen de sus recursos y reservas, podrán colocar parte de estos en la Caja de Ahorros, para lo cual deberán solicitar previamente autorización al Ministerio de Economía y Finanzas y notificar a la Contraloría General de la República para implementar el mecanismo de fiscalización y refrendo de esos recursos.

## SECCIÓN 2.ª
## EGRESOS O GASTOS

**ARTÍCULO 267.** Niveles de asignación de recursos. La asignación de recursos corresponderá al último rango o nivel de la estructura programática, que está constituida por: programa, subprograma y actividad o proyecto.

**ARTÍCULO 268.** Ejecución de las asignaciones mensuales. La ejecución del Presupuesto de Gastos se realizará en función de las asignaciones mensuales, la autorización administrativa institucional y sobre la base de las fases de Compromiso, Devengado y Pago.

**ARTÍCULO 269.** Control de las asignaciones mensuales. El control de las asignaciones mensuales y del pago de estas lo llevarán las propias instituciones, el Ministerio de Economía y Finanzas, por medio de la Dirección de Presupuesto de la Nación y de la Dirección General de Tesorería, y la Contraloría General de la República, por medio de la Dirección de Métodos y Sistemas de Contabilidad, en el ámbito de sus respectivas competencias y responsabilidades. El saldo libre de una partida al finalizar un mes será acumulado a la asignación del siguiente mes.

Cada institución, a través de la respectiva Oficina de Registro y Control Presupuestario, velará por el registro oportuno, exacto y correcto de los documentos de afectación presupuestaria, principalmente para que el compromiso corresponda a la naturaleza del gasto, que se haya obtenido la autorización del nivel pertinente y que exista la disponibilidad presupuestaria para cubrirlo.

**ARTÍCULO 270.** Redistribución de las asignaciones mensuales. Las entidades públicas podrán solicitar redistribuciones de las asignaciones mensuales al Ministerio de Economía y Finanzas, que las evaluará y comunicará al solicitante cuando proceda.

Las entidades públicas solicitarán las redistribuciones a través del Sistema Tecnológico aprobado por el Ministerio de Economía y Finanzas. La evaluación y comunicación se harán electrónicamente y se enviarán a la Comisión de Presupuesto de la Asamblea Nacional para su conocimiento.

**ARTÍCULO 271.** Escala salarial y límite de remuneración. La escala salarial para el nivel directivo de la Administración Pública quedará consignada conforme a la estructura de puestos aprobada para cada institución.

Con excepción del presidente de la República, el vicepresidente, los ministros de Estado y demás cargos establecidos por ley, ningún funcionario podrá recibir en concepto de sueldo, gastos de representación o cualquiera otra remuneración una suma mayor que la asignada para el cargo de ministro de Estado, en cada concepto.

Quedan comprendidos dentro de la excepción que señala este artículo los cargos que en forma expresa autorice el Órgano Ejecutivo mediante decreto ejecutivo.

**ARTÍCULO 272.** Pago de vacaciones. Solo se pagarán las vacaciones a funcionarios activos cuando se haga uso del tiempo, y a los exfuncionarios, con cargo a créditos reconocidos, cuando la partida esté consignada en el presupuesto de la respectiva institución. La entidad se responsabiliza de consignar en el presupuesto las cifras requeridas para atender este pago.

Los funcionarios que hayan acumulado más de dos meses de vacaciones deberán hacer uso del excedente en forma programada.

El Órgano Ejecutivo podrá determinar lo conducente en cuanto a los organismos de seguridad del Estado.

**PARÁGRAFO.** Se exceptúa el caso de los funcionarios activos con periodos constitucionales o legales que sean nombrados y reelectos en sus cargos, quienes tendrán derecho a cobrar en efectivo las vacaciones correspondientes a periodos anteriores al que desempeñan, cuando exista la partida presupuestaria asignada en el Presupuesto.

**ARTÍCULO 273.** Prohibición de ejercer un cargo antes de la toma de posesión. Ninguna persona entrará a ejercer cargo público de carácter permanente, probatorio o transitorio, sin que antes hubiera tomado posesión del cargo, previa autorización del nombramiento mediante el decreto o resuelto de personal correspondiente, y solo tendrá vigencia fiscal con posterioridad a la fecha de la toma de posesión.

Si un funcionario pasa a ocupar otro cargo público o recibe un ajuste salarial, recibirá la nueva remuneración desde la fecha de toma de posesión y en ningún caso tendrá efecto retroactivo, salvo casos amparados en leyes especiales.

El personal que designe el Órgano Ejecutivo y el personal docente del Ministerio de Educación y de las universidades oficiales, así como los médicos y odontólogos internos y médicos residentes del Ministerio de Salud y de la Caja de Seguro Social, podrán iniciar sus servicios, siempre que la entidad cuente con la asignación presupuestaria correspondiente, antes de la formalización de su nombramiento, mediante una toma de posesión provisional, en la cual se constate el cargo, el número de posición, el monto de los emolumentos, la fecha de inicio de labores y las partidas presupuestarias correspondientes.

PARÁGRAFO. En los casos de sociedades anónimas en las que el Estado sea dueño del 51 % o más de sus acciones o del patrimonio y cuya relación laboral es regida por el Ministerio de Trabajo y Desarrollo Laboral, el inicio de labores del funcionario quedará expresado en el respectivo contrato de trabajo.

ARTÍCULO 274. Ejercicio de un cargo laboral interino dentro del Sector Público. Cuando un servidor público se nombre interinamente en reemplazo en un cargo con estatus de licencia, se devengará el salario de ese cargo, solamente en el periodo de la licencia. La acción de nombramiento para ese reemplazo debe indicar la fecha de inicio y término del periodo que dure la interinidad.

ARTÍCULO 275. Acciones de personal. Las acciones de personal relativas a nombramientos, destituciones, ajustes salariales y ascensos emitidos por las instituciones del Gobierno Central se remitirán al Ministerio de Economía y Finanzas para su revisión presupuestaria, que las remitirá posteriormente al presidente de la República para su consideración y aprobación. Las acciones de personal de las instituciones del Sector Descentralizado se remitirán al Ministerio de Economía y Finanzas para su revisión presupuestaria.

Todas las acciones de personal relativas a nombramientos, destituciones, ajustes salariales y ascensos que integran el Sector Público deben ser remitidas al Ministerio de Economía y Finanzas para su revisión presupuestaria. El presupuesto relativo a Servicios Personales se formulará con base en la estructura de puestos existentes en el Ministerio de Economía y Finanzas.

Corresponderá a la entidad respectiva cumplir previamente con la reglamentación de la carrera pública a la que pertenece cada servidor público.

Se exceptúan de esta norma los nombramientos de ministros, viceministros, directores y subdirectores generales, gerentes y subgerentes generales, rectores y vicerrectores y administradores y subadministradores generales, los cuales se enviarán al Ministerio de Economía y Finanzas solo para su conocimiento y a la Contraloría General de la República para su incorporación a la planilla correspondiente.

Las acciones de personal (nombramientos, destituciones, ajustes salariales y ascenso de personal fijo, transitorio y contingente) que realicen la Asamblea Nacional, la Contraloría General de la República, el Órgano Judicial, el Ministerio Público, el Tribunal Electoral, la Caja de Seguro Social y el Instituto Panameño Autónomo Cooperativo, se enviarán al Ministerio de Economía y Finanzas solo para su conocimiento, y a la Contraloría General de la República para su incorporación a la planilla correspondiente. Se considera como una extensión de la Asamblea Nacional, las oficinas ubicadas en los circuitos electorales.



**ARTÍCULO 276.** Personal transitorio y contingente. Personal transitorio son los funcionarios que ocupan cargos en programas, actividades o proyectos, debidamente incluidos en la estructura de personal, cuyo periodo no será mayor de doce meses y expirará con la vigencia fiscal. Personal contingente son los funcionarios que ocupan cargos en programas o actividades con base en el detalle de la estructura de puestos, cuyo periodo no será mayor de seis meses y expirará con la vigencia fiscal.

En los casos de nombramiento de personal transitorio y contingente, se requerirá la acción de personal mediante resuelto interno, el cual será sometido a la fiscalización de la Contraloría General de la República.

Cuando se trate de nombramientos nuevos, la entidad correspondiente remitirá copia de dichas acciones de personal al Ministerio de Economía y Finanzas para su debido registro y control, se exceptúa, para estos efectos, a la Asamblea Nacional.

Cuando en cualquier caso se identifique inconsistencia en las partidas asignadas, el Ministerio de Economía y Finanzas comunicará a la entidad que emitió dicho resuelto para que proceda con los ajustes correspondientes, y remitirá copia de dicho informe a la Contraloría General de la República.

El personal asignado a proyectos de inversión cuyas fuentes de financiamiento involucren recursos locales y externos, se imputará únicamente al Objeto de Gasto 004 Personal Transitorio para Inversiones.

**PARÁGRAFO.** Las entidades públicas que realicen nombramientos de personal transitorio y contingente deberán incluir obligatoriamente el pago de las cuotas a la seguridad social y la respectiva partida del XIII mes, cuando se confeccionen las planillas adicionales y eventuales.

Cuando se requiera transferir personal transitorio o contingente a personal permanente, deberá realizarse a través de una posición vacante.

**ARTÍCULO 277.** Prohibición de nombrar personal interino. No se podrá nombrar personal con carácter interino cuando el titular del cargo se encuentre en uso de vacaciones o de licencia con derecho a sueldo, con excepción de los casos de funcionarios cuyas actividades están relacionadas directamente con la función de enseñanza-aprendizaje y de asistencia médica de las instituciones de educación y salud, respectivamente.

**ARTÍCULO 278.** Servicios especiales. Los servicios especiales comprenden los servicios prestados por profesionales, técnicos o personas naturales que no son empleados públicos, siempre que no se tengan cargos similares en la estructura de puestos de la entidad. Se podrá cargar a esta partida la contratación de funcionarios, cuando estos obtengan licencia sin sueldo en la institución donde laboran y los servicios sean prestados en una institución distinta a la que concede la licencia.

Corresponderá a la Contraloría General de la República la verificación y el control de la dualidad e incompatibilidad para el ejercicio de dicha contratación. Se entiende que no existe dualidad cuando el contratista sea pagado a través del Objeto de Gasto 172 y labore en el Sector Privado.

Los honorarios mensuales para este tipo de contratación no excederán el monto equivalente a tres mil balboas (B/. 3,000.00) mensuales, y la autorización se otorgará de acuerdo con el detalle incluido en el Presupuesto General del Estado. Los contratos que por la calidad del servicio excedan el monto establecido deberán contar con la autorización del Órgano Ejecutivo. Se excluyen de esta norma el Órgano Legislativo y el Órgano Judicial, cuyo monto y condiciones deberán establecerse mediante documento legal interno y enviar el detalle de la estructura al Ministerio de Economía y Finanzas. Dichas contrataciones tendrán que reflejar la información siguiente: tipo de servicio especial requerido, número de meses y monto de la cuantía mensual y total, y disponibilidad presupuestaria para cubrir las contribuciones a la seguridad social.

Los pagos de estos honorarios se podrán hacer conforme lo establezca el contrato mensual, quincenal o en forma parcial contra informe de avance, y el pago final contra la aprobación del producto final de los servicios contratados, de acuerdo con la plantilla de estructura de puestos, previamente autorizada y registrada por el Ministerio de Economía y Finanzas.

**PARÁGRAFO.** Los contratos por servicios especiales requerirán la autorización e incorporación en el sistema de registro presupuestario bajo la administración del Ministerio de Economía y Finanzas. Se remitirá constancia de estos registros a la Comisión de Presupuesto de la Asamblea Nacional y a la Contraloría General de la República para su incorporación a la planilla correspondiente.

**ARTÍCULO 279.** Pago de planillas adicionales. Para pagar las planillas adicionales, la entidad debe tener la disponibilidad presupuestaria para hacerle frente al pago y las prestaciones correspondientes.

**ARTÍCULO 280.** Consultoría. La contratación de consultorías se ceñirá a los procedimientos previstos en la Ley 22 de 2006, sobre contrataciones públicas, y deberá contar previamente con la certificación del Ministerio de Economía y Finanzas de que cuenta con el financiamiento garantizado para la vigencia corriente. En los casos en que la consultoría se prolongue por dos o más vigencias fiscales, la entidad contratante se obliga a incluir en el presupuesto de las siguientes vigencias las partidas presupuestarias hasta culminar la fecha del contrato.

Los pagos de estos contratos se harán en forma parcial contra informe de avance y nota de aceptación satisfactoria, y el pago final, contra la aprobación del producto final de los servicios contratados o como se defina en el contrato.

Los contratos de consultoría con profesionales o técnicos, personas naturales o jurídicas, nacionales o extranjeros, para la realización de estudios, investigaciones, diseños, supervisión de obras, capacitación y otros de similar naturaleza se imputarán a la partida de consultorías, y deberán definir los objetivos, las tareas que se van a realizar y el cronograma de actividades.



**ARTÍCULO 281.** Gastos de representación. Solo tendrán derecho a gastos de representación los funcionarios que ocupen como titulares los cargos de: presidente de la República, vicepresidente de la República, ministros y viceministros de Estado, secretarios generales, diputados, secretario y subsecretarios generales de la Asamblea Nacional, director y subdirector general de Asesoría Legal y Técnica, director y subdirector nacional de Asesoría Legal y Técnica de Comisiones, director nacional de Asesoría en Asuntos Plenarios, director nacional de Asesoría Legal en Asuntos Administrativos, rectores y vicerrectores de las universidades oficiales, procurador general de la Nación, procurador de la Administración, magistrados de la Corte Suprema de Justicia, magistrados de los Tribunales Superiores, magistrados del Tribunal Administrativo de Contrataciones Públicas, magistrados del Tribunal Administrativo Tributario, magistrados del Tribunal Electoral, magistrados del Tribunal Administrativo de la Función Pública, el fiscal general electoral, magistrados del Tribunal de Cuentas, el fiscal general de cuentas, defensor del pueblo, adjunto del defensor del pueblo, contralor y subcontralor general de la República, gobernadores, director y subdirector del Instituto Técnico Superior Especial, directores y subdirectores generales de las instituciones del Sector Descentralizado, superintendentes de Bancos, del Mercado de Valores y de Seguros y Reaseguros, administradores y subadministradores generales de las instituciones del Sector Descentralizado, gerentes y subgerentes generales de las instituciones del Sector Descentralizado, secretario ejecutivo del SIACAP, director y subdirector general de la Policía Nacional, director y subdirector nacional de Inteligencia y Seguridad, director y subdirector general del Servicio Nacional de Fronteras, director y subdirector general del Servicio Nacional Aeronaval, director y subdirector general del Servicio Nacional de Migración, director y subdirector del Servicio de Protección Institucional de la Presidencia de la República, secretarios ejecutivos nacionales de la Presidencia de la República, jefes de misiones diplomáticas, directores y subdirectores nacionales, presidente, secretario y tesorero de los consejos provinciales de coordinación, directores regionales y provinciales, comisionados, subcomisionados, mayores y capitanes de la Policía Nacional, del Servicio Nacional Aeronaval, del Servicio de Protección Institucional de la Presidencia de la República, del Servicio Nacional de Fronteras y los cargos que por ley tengan derecho, siempre que en el Presupuesto se provea la correspondiente asignación. Los gastos de representación se pagarán a los funcionarios mientras ejerzan sus respectivos cargos.

Durante la vigencia de la presente Ley, no podrán incrementarse los gastos de representación respecto a la asignación original para el cargo ni crearse para cargos que no están expresamente citados en el párrafo anterior.

**ARTÍCULO 282.** Sobretiempo. Solo se reconocerá remuneración por sobretiempo cuando el servidor público haya sido previamente autorizado por el jefe inmediato a laborar en horarios extraordinarios. Dicho sobretiempo solo se podrá autorizar cuando exista la disponibilidad en la partida presupuestaria correspondiente y no exceda del 25 % de la jornada regular de un mes, para casos autorizados por el superior jerárquico inmediato del servidor público. Solo se pagará remuneración por trabajos extraordinarios efectivamente realizados hasta un monto que no exceda el 50 % del sueldo regular de un mes, en casos extraordinarios debidamente autorizados por el superior jerárquico inmediato del servidor público y la autoridad máxima de la institución. Quedan exceptuados de los límites anteriores los funcionarios del Tribunal Electoral cuando se requieran consultas populares y los funcionarios del Sector Salud, por razones de servicios médicos asistenciales requeridos.

**ARTÍCULO 283.** <u>Viáticos en el interior del país.</u> Cuando se viaje en misión oficial dentro del territorio nacional, se reconocerán viáticos por concepto de alimentación y hospedaje de acuerdo con la tabla siguiente:

1.   Para titulares de las entidades públicas: ministros, viceministros, diputados principales y suplentes, secretario y subsecretarios generales de la Asamblea Nacional, procurador general de la Nación, procurador de la Administración, magistrados de la Corte Suprema de Justicia, del Tribunal Electoral, del Tribunal de Cuentas, del Tribunal Administrativo de Contrataciones Públicas, del Tribunal Administrativo Tributario y del Tribunal Administrativo de la Función Pública, contralor y subcontralor general, fiscal general electoral, fiscal general de cuentas, defensor del pueblo, adjunto del defensor del pueblo, secretarios ejecutivos nacionales de la Presidencia de la República, directores y subdirectores generales, gerentes y subgerentes generales, superintendentes de Bancos, del Mercado de Valores y de Seguros y Reaseguros, administradores y subadministradores generales y rectores y vicerrectores de las universidades oficiales, secretario ejecutivo del SIACAP, director y subdirector del Instituto Técnico Superior Especial, miembros de las juntas directivas de las entidades que conforman el Sector Público, expresidentes y exvicepresidentes de la República, en función pública: B/.125.00 diarios.

2.   Para otros funcionarios: directores, subdirectores nacionales y de dependencias y el resto de los funcionarios: B/.100.00 diarios.

Cuando la misión se cumpla en un día, solo se reconocerán como viáticos los gastos de transporte y alimentación. En caso de que deba cumplirse en el lugar habitual de trabajo, fuera de las horas laborables, podrá reconocerse el gasto de alimentación y transporte con cargo a dichas partidas. Estos pagos se harán de acuerdo con el reglamento que establezcan las entidades, y en ningún caso excederán la tabla general de viáticos que establezca el Ministerio de Economía y Finanzas.

Los funcionarios públicos deberán rendir un informe de los resultados de la misión oficial realizada a su superior jerárquico.

**ARTÍCULO 284.** <u>Viáticos en el exterior del país.</u> En los casos en que sea necesario enviar a funcionarios en misiones oficiales del país, el titular de la institución pública que solicite la autorización para el viaje, o en quien delegue, presentará al Ministerio de la Presidencia la petición de autorización con no menos de quince días de antelación a la fecha de partida. Esta autorización solamente será revocada por el Ministerio de la Presidencia. La solicitud debe tener la información siguiente: el nombre del funcionario que habrá de viajar; el país o los países que visitará; el objeto del viaje; los resultados esperados de la misión; el costo total del viaje, desglosando los gastos de transporte y de viáticos del funcionario, y el detalle de la ruta itinerario de las líneas aéreas que se utilizarán. Se excluyen de este requisito los funcionarios de los Órganos Legislativo y Judicial, así como del Ministerio Público, de la Contraloría General de la República, del Tribunal Electoral, del Tribunal de Cuentas, de la Fiscalía General de Cuentas, de la Defensoría del Pueblo, las sociedades anónimas, las entidades financieras y la tripulación del avión presidencial. Los viáticos serán los siguientes:

1.  Para ministros, viceministros, diputados principales y suplentes, secretario y subsecretarios generales de la Asamblea Nacional, procurador general de la Nación, procurador de la Administración, magistrados de la Corte Suprema de Justicia, del Tribunal Electoral, del Tribunal de Cuentas, del Tribunal Administrativo de Contrataciones Públicas, del Tribunal Administrativo Tributario y del Tribunal Administrativo de la Función Pública, contralor y subcontralor general de la República, fiscal general electoral, fiscal general de cuentas, defensor del pueblo, director y subdirector del Instituto Técnico Superior Especial, adjunto del defensor del pueblo, secretarios ejecutivos nacionales de la Presidencia de la República, directores y subdirectores generales, gerentes y subgerentes generales, superintendentes de Bancos, del Mercado de Valores y de Seguros y Reaseguros, administradores y subadministradores generales y rectores y vicerrectores de las universidades oficiales, secretario ejecutivo del SIACAP, miembros de la Junta Directiva que conforman las entidades del Sector Público, expresidentes y exvicepresidentes de la República, en función pública:

| | |
|---|---|
| Europa, Asia, África y Oceanía | B/.700.00 diarios |
| Estados Unidos, Canadá, Argentina, Brasil y Chile | B/.600.00 diarios |
| México, Centroamérica, el Caribe y el resto de América Latina | B/.500.00 diarios. |

2.  Para otros funcionarios: directores, subdirectores nacionales y dependencias y el resto de los funcionarios:

| | |
|---|---|
| Europa, Asia, África y Oceanía. | B/.600.00 diarios |
| Estados Unidos, Canadá, Argentina, Brasil y Chile | B/.500.00 diarios |
| México, Centroamérica, el Caribe y el resto de América Latina | B/.400.00 diarios |

No se reconocerán viáticos al funcionario en misión oficial el día de regreso al país.

Cuando un funcionario participe en un evento internacional y la institución patrocinadora del exterior no cubra la totalidad de los viáticos, recibirá el 50 % del viático establecido en este artículo según la región a la que viaje.

En los casos en que la institución patrocinadora del exterior cubra los gastos, se apoyará al funcionario con un monto fijado a criterio de la entidad nominadora, que no podrá ser superior al 25 % del viático establecido para misiones oficiales.

Cuando el funcionario asista a algún evento cuya modalidad esté relacionada con una capacitación, deberá presentar el certificado que otorga el organismo respectivo, a su regreso al país.

Las tablas de viáticos en el exterior arriba señaladas no se aplicarán a los servidores públicos designados en cargos públicos de tiempo definido en el exterior, y a las capacitaciones y entrenamientos en el exterior de los servidores públicos cuando sean superiores a treinta días ordinarios. En su lugar, se aplicará una tabla de viáticos complementarios fijados por el Órgano Ejecutivo, a través del Ministerio de Relaciones Exteriores, mediante decreto ejecutivo, aplicada a la totalidad de las entidades públicas.

Se entiende que corresponde a cargos públicos de tiempo definido en el exterior, entre otras, la designación de personal diplomático en el exterior, incluidas las agregaturas policiales o de seguridad en las sedes diplomáticas, la representación del país o de instituciones estatales ante organismos internacionales similares.

El funcionario designado para atender misión oficial relacionada con las funciones que ejerce deberá presentar un informe sustantivo ante la Dirección Administrativa de su entidad, sobre los resultados de la misión atendida a su regreso al país, en el término de treinta días calendario. Cuando el funcionario asista por algún evento cuya modalidad esté relacionada a una capacitación, deberá presentar el certificado que otorga el organismo respectivo a su regreso al país.

**ARTÍCULO 285.** <u>Viajes de funcionarios al exterior.</u> El presidente y el vicepresidente de la República, los ministros y viceministros, los diputados principales y suplentes, el secretario y los subsecretarios generales de la Asamblea Nacional, el defensor del pueblo, el adjunto del defensor del pueblo, el procurador general de la Nación, el procurador de la Administración, los magistrados de la Corte Suprema de Justicia, del Tribunal Electoral, del Tribunal de Cuentas, del Tribunal Administrativo de Contrataciones Públicas, del Tribunal Administrativo Tributario y del Tribunal Administrativo de la Función Pública, el fiscal general electoral, el fiscal general de cuentas, el contralor y el subcontralor general de la República, los embajadores, los directores y subdirectores generales, los gerentes y subgerentes generales, los superintendentes de Bancos, del Mercado de Valores y de Seguros y Reaseguros, los rectores y los administradores y subadministradores generales de las entidades del Sector Descentralizado, director y subdirector del Instituto Superior Especial, secretario ejecutivo del SIACAP, expresidentes y exvicepresidentes de la República, en función pública, cuando viajen al exterior en misión oficial, podrán hacerlo en clase ejecutiva, siempre que el viaje sea mayor de tres horas, se exceptúan al presidente y el vicepresidente de la República, presidente del Órgano Legislativo y presidente del Órgano Judicial. El resto de los funcionarios que viajen al exterior en misión oficial viajarán en clase económica.

Los funcionarios que requieran viajar en una clase superior deberán pagar la diferencia de su propio peculio.

**PARÁGRAFO.** A los miembros de las juntas directivas de las entidades del Sector Público, se les reconocerá el viaje en clase ejecutiva, siempre que el viaje sea mayor de tres horas.

**ARTÍCULO 286.** <u>Transferencias a entidades descentralizadas.</u> Las transferencias corrientes y de capital a favor de las entidades descentralizadas se asignarán y ejecutarán a través del ministerio coordinador del sector para fines de registro e información sectorial.

**ARTÍCULO 287.** <u>Pago de obligaciones a la seguridad social</u>. La porción correspondiente al pago de las obligaciones de la seguridad social será centralizada a través de la Dirección General de Tesorería del Ministerio de Economía y Finanzas, de acuerdo con las modalidades siguientes:

1. Las entidades del Gobierno Central deberán efectuar los trámites necesarios dentro de la entidad para la consecución de las partidas presupuestarias y así proceder al registro presupuestario y financiero de estas.

2. En el caso de las entidades descentralizadas subsidiadas, se retendrá, a través de la Dirección General de Tesorería, la porción correspondiente al pago de las obligaciones de la seguridad social.

3. Las entidades públicas no subsidiadas deberán realizar los trámites necesarios dentro de la entidad para la consecución de las partidas presupuestarias y así proceder al registro presupuestario y pagos de las obligaciones de la seguridad social.

**ARTÍCULO 288.** <u>Transferencias a personas naturales o jurídicas</u>. Cuando se trate de transferencias a personas naturales o jurídicas y a organismos internacionales, el ministerio respectivo autorizará la disposición de dichos recursos y llevará un registro y control de los desembolsos, de conformidad con las normas y procedimientos vigentes.

**ARTÍCULO 289.** <u>Indemnizaciones ordenadas por los tribunales ordinarios y de arbitrajes</u>. Las sentencias ejecutoriadas de los tribunales que ordenen indemnizaciones son de obligatorio cumplimiento para las instituciones públicas. Para cumplir esta obligación, la respectiva institución podrá solicitar una transferencia de partida o un crédito adicional para cubrir tal erogación si no hubiera asignación para ese propósito. Cuando estas indemnizaciones causen erogación en más de un ejercicio fiscal, las partidas correspondientes deberán consignarse anualmente en el presupuesto de la institución pública respectiva hasta su cancelación.

En el caso de pago de obligaciones adeudadas a funcionarios fallecidos, la cancelación de esas sumas a quienes resulten sus beneficiarios se realizará conforme lo dispone la ley.

El Ministerio de Economía y Finanzas para hacerle frente a los fallos judiciales y de arbitrajes contra la Nación podrá usar partidas presupuestarias de la entidad pública que dio origen a la demanda. En este sentido, el Ministerio de Economía y Finanzas transferirá mediante el procedimiento de traslados de partidas las asignaciones presupuestarias correspondientes, para que en nombre de la Nación honre la obligación del fallo.

**ARTÍCULO 290.** <u>Prestaciones laborales a los servidores públicos</u>. Toda persona nombrada permanente o eventual en cargos en el Órgano Ejecutivo, el Órgano Legislativo, la Contraloría General de la República, la Caja de Seguro Social, las Instituciones Descentralizadas y los Intermediarios Financieros que perciba remuneración del Estado y sea destituida de su cargo en la Administración Pública de manera injustificada tendrá derecho a recibir una indemnización calculada de acuerdo con la ley.

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**ARTÍCULO 291.** Uso de celulares. El gasto en concepto de celulares adquiridos para el servicio público, de acuerdo con los límites contratados, incluyendo los de tecnología avanzada, solo se reconocerá a los funcionarios que ejercen los cargos de presidente y vicepresidente de la República, diputados principales y suplentes, secretario y subsecretarios generales de la Asamblea Nacional, ministros y viceministros de Estado, gobernadores, magistrados de la Corte Suprema de Justicia, procurador general de la Nación, procurador de la Administración, contralor y subcontralor general de la República, defensor del pueblo, adjunto del defensor del pueblo, magistrados del Tribunal Electoral, fiscal general electoral, magistrados del Tribunal Administrativo de Contrataciones Públicas, magistrados del Tribunal de Cuentas, magistrados del Tribunal Administrativo de la Función Pública, fiscal general de cuentas, magistrados del Tribunal Administrativo Tributario, directores y subdirectores generales, gerentes y subgerentes generales, administradores y subadministradores generales, superintendentes de Bancos, del Mercado de Valores y de Seguros y Reaseguros, rectores de universidades oficiales, director y subdirector del Instituto Superior Especial, secretario ejecutivo del SIACAP y secretarios y subsecretarios generales de las entidades del Sector Público.

Adicionalmente a los funcionarios señalados en el párrafo anterior, tendrán derecho al uso de celulares en los ministerios los directores y subdirectores nacionales, secretario general, subsecretario general, así como los asistentes, los asesores, las secretarias y el personal de seguridad del ministro o viceministro y de los diputados, que así lo requieran por la naturaleza de sus funciones y lo hayan autorizado por escrito.

De igual manera, tendrán el mismo derecho los directores y subdirectores nacionales de las entidades del Sector Descentralizado.

Los funcionarios no autorizados en los párrafos anteriores deberán incluirse mediante una resolución administrativa firmada por el representante legal de la entidad.    .

El gasto de celular no podrá ser reforzado en la vigencia fiscal corriente.


**ARTÍCULO 292.** Adquisiciones y contratos multianuales. En las compras de medicamentos, de equipo e instrumental médico-quirúrgico, de laboratorio, sanitario, odontológico, de rayos X y otros similares, así como en los contratos de alquiler, de mantenimiento, de arrendamiento financiero y operativo y de consultoría, cuya duración sea mayor de un año, se procederá como sigue:

1.  La institución cumplirá con el tiempo estimado de los contratos por adquisiciones de bienes y servicios, la certificación de partida presupuestaria de la Dirección de Presupuesto de la Nación del Ministerio de Economía y Finanzas y los pagos efectivos durante el transcurso de dicha ejecución, para cada vigencia fiscal.

2.  El acto público se realizará por el valor total del contrato de la adquisición de bienes y servicios. El contrato indicará la partida presupuestaria correspondiente al pago estimado para la vigencia en curso y la obligación de la institución de incluir, en los presupuestos de las próximas vigencias fiscales, las partidas presupuestarias programadas por los montos a pagar en dichas vigencias.

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**ARTÍCULO 293.** Renovación y/o contratación de arrendamiento de oficinas. Cuando una entidad requiera prorrogar o contratar un nuevo arrendamiento de oficinas, cuyo monto sea superior a B/.150,000.00 anual o el canon de arrendamiento mensual a pagar sea superior a B/.15.50 por m², deberá someterlo a la consideración del Consejo Económico Nacional para su evaluación, y requerirá de la certificación de la partida presupuestaria por la Dirección de Presupuesto de la Nación del Ministerio de Economía y Finanzas, en la que conste que cuenta con la asignación presupuestaria correspondiente.

**ARTÍCULO 294.** Transferencias electrónicas de las asignaciones presupuestarias. El Ministerio de Economía y Finanzas, por medio de la Dirección General de Tesorería, transferirá a las entidades públicas, mediante las asignaciones mensuales, los recursos programados e imputará electrónicamente dicha transferencia en la partida de gasto del ministerio sectorial correspondiente.

**ARTÍCULO 295.** Pago del bono de incentivo por mejora en la recaudación fiscal. Las instituciones públicas, cuya función es recaudar ingresos para la Hacienda Pública, cobrarán el bono correspondiente cuando las recaudaciones del periodo fiscal sean superiores a lo recaudado en el periodo anterior.

**ARTÍCULO 296.** Liberación de saldos de partidas comprometidas y no devengadas. Las entidades podrán a partir del 1 de julio descomprometer partidas presupuestarias que a su entendimiento no serán ejecutadas (devengadas) en la vigencia fiscal correspondiente. Para este fin, las entidades deberán enviar nota formal al Ministerio de Economía y Finanzas, en la cual la entidad establece los saldos de las partidas que no podrán ser ejecutadas (devengadas) en la vigencia fiscal para que el Ministerio de Economía y Finanzas proceda a liberar los saldos de estas partidas.

## SECCIÓN 3.ª
## EJECUCIÓN DE LAS INVERSIONES PÚBLICAS

**ARTÍCULO 297.** Ejecución de inversiones. La ejecución de inversiones se inicia con el llamado acto público o la solicitud de excepción. Para tal fin, se deberá contar previamente con su autorización en el Presupuesto General del Estado y la disponibilidad de la partida presupuestaria en cada periodo fiscal.

El llamado acto público o la solicitud de excepción deberá indicar la partida presupuestaria con cargo a la cual se realizará el gasto. Las entidades con proyecto de ejecución en más de un periodo fiscal tendrán la obligación de incluir los recursos necesarios para atender dichos gastos en el Presupuesto General del Estado de las vigencias fiscales correspondientes.

Las inversiones públicas podrán ejecutarse a través del Programa de Dinamización de Inversiones para aplicar normas del Convenio con la Oficina de las Naciones Unidas para

Servicios a Proyectos (UNOPS), del Programa de las Naciones Unidas para el Desarrollo (PNUD) o cualesquiera otros programas que autorice el Órgano Ejecutivo.

**ARTÍCULO 298.** Inversiones públicas por contrato. Las inversiones públicas se realizarán por contrato. Para este propósito, las instituciones ejecutoras prepararán o contratarán, con cargo al proyecto, los servicios profesionales o técnicos y de firmas privadas para la confección de los correspondientes pliegos, planos, especificaciones y cronogramas de trabajo que servirán para la realización del acto público y demás trámites pertinentes.

Para estos efectos, las instituciones estatales deberán aportar a la Comisión de Presupuesto de la Asamblea Nacional un estudio de factibilidad y cronograma de ejecución previo, que sustente y garantice el proyecto a ejecutar como inversión pública responsable.

**ARTÍCULO 299.** Inversiones públicas por administración directa. En caso de urgencia, las inversiones podrán ejecutarse por administración directa. La institución ejecutora deberá contar, antes del inicio de la obra, con los planos terminados, el presupuesto de la obra y el cronograma de realizaciones. El personal asignado a las oficinas ejecutoras de proyectos se podrá contratar como personal contingente o transitorio con cargo al presupuesto de funcionamiento, y podrá permanecer hasta que concluya la ejecución del proyecto. En los casos de proyectos de inversión, cuyas fuentes de financiamiento involucren recursos tanto locales como externos, se viabiliza la utilización del objeto de gastos Personal Transitorio para Inversiones (004). La contratación requerida por servicios profesionales se hará con base en lo establecido en el artículo 278.

**PARÁGRAFO.** Los costos de la administración del proyecto, incluyendo al personal asignado, no excederán el 30 % del monto total de la asignación anual del proyecto.

**ARTÍCULO 300.** Anticipo y pago a contratistas. No se autorizarán pagos sin la presentación de las cuentas debidamente examinadas por la Contraloría General de la República, sobre obras efectivamente realizadas o sobre sus avances. Cuando la ejecución del contrato o de la obra requiera de desembolsos anticipados, el pliego de cargos y las especificaciones técnicas de la licitación pública así lo harán constar, al igual que el respectivo contrato de ejecución de obra, con indicación del requisito de constitución de la fianza de pago anticipado que deberá ser del 100 % del valor anticipado.

En ningún caso, la entidad estatal contratante podrá realizar pagos anticipados que excedan el 20 % del monto contratado.

**ARTÍCULO 301.** Pago mediante cartas de crédito. La forma de pago mediante el mecanismo de carta de crédito, para compras locales y para compras en el exterior, se utilizará por el Sector Público cuando la naturaleza de la obra así lo amerite, siempre que el pliego de cargos de la respectiva licitación así lo haga constar y quede debidamente estipulado en el correspondiente contrato. La gestión para la apertura del crédito ante el Banco Nacional de Panamá deberá ser previamente autorizada por el Ministerio de Economía y Finanzas y refrendada por la Contraloría General de la República.

**ARTÍCULO 302.** Inversiones multianuales. Para los efectos de proyectos de inversión de duración mayor de un año, se procederá como sigue:

1.  La institución, junto con la Dirección de Presupuesto de la Nación y la Dirección de Programación de Inversiones del Ministerio de Economía y Finanzas, estimará el tiempo de ejecución del proyecto y los pagos efectivos durante el transcurso de ejecución de este.

2.  La licitación pública se realizará por la totalidad del proyecto, y el contrato entre el Estado y el contratista incluirá la partida presupuestaria correspondiente al pago estimado para la vigencia en curso, debidamente certificada por la Dirección de Presupuesto de la Nación. De igual forma, el contrato deberá incluir una cláusula que obligue a la institución, y por ende al Estado, a incluir en los presupuestos de la institución de las próximas vigencias fiscales los recursos financieros programados a pagar durante esas vigencias correspondientes. Estos proyectos tendrán prioridad sobre cualquier otro proyecto y la institución estará obligada a ejecutar el proyecto en forma prioritaria. Asimismo, el Ministerio de Economía y Finanzas, a través del Presupuesto General del Estado de las vigencias fiscales correspondientes, honrará las obligaciones contraídas y les dará prioridad a los proyectos en ejecución.

**ARTÍCULO 303.** Aumento del costo de la inversión. Los aumentos del costo total de un proyecto de inversión, debidamente justificados por razones técnicas no previstas en los planos y especificaciones originales, deberán contar previamente con las asignaciones presupuestarias respectivas.

Las adendas por incremento de monto de un contrato deberán cumplir con las autorizaciones que indica la Ley de Contrataciones Públicas para las modificaciones o adiciones a los contratos con base en el interés público.

**ARTÍCULO 304.** Registro de gastos en los proyectos de inversión. Los desembolsos de los fondos a través de convenios de empréstitos o donaciones deberán ingresar a la Cuenta Única del Tesoro para efectos de registro y, posteriormente, podrán ser depositados en las cuentas indicadas en dichos convenios o donaciones, para los efectos de su administración.

No se registrarán gastos en los proyectos de inversión con financiamiento local, si previamente no se han recibido los desembolsos correspondientes.

**ARTÍCULO 305.** Registro de las inversiones financieras del Banco Nacional de Panamá, la Caja de Ahorros, la Caja de Seguro Social, las Operaciones Financieras y el Servicio de la Deuda Pública. Por la naturaleza de las inversiones financieras que realizan el Banco Nacional de Panamá, la Caja de Ahorros y la Caja de Seguro Social, los cuales compiten en el mercado financiero, se autoriza para que estas entidades en su Programa de Inversiones Financieras realicen las modificaciones en ejecución de las asignaciones presupuestarias, con la finalidad de mantener el equilibrio entre los gastos y el presupuesto autorizado. De igual manera, esta medida se aplicará a los intereses y comisiones que se pagan a los cuentahabientes, comisiones y gastos bancarios de estas entidades financieras.

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Adicionalmente, esto regirá también para cualquier operación financiera, amortización y manejo de pasivo en que incurra el Estado.

**ARTÍCULO 306.** Contratos de préstamos externos. Los pliegos de cargos y demás documentos de las licitaciones para la ejecución de obras o adquisición de bienes y servicios, financiados con fondos provenientes de contratos de préstamos con organismos financieros internacionales o gobiernos extranjeros, podrán incluir las normas y procedimientos previstos en dichos contratos.

**PARÁGRAFO.** Solamente se comprometerá el pago con fuente externa cuando se haya recibido el desembolso o esté garantizada su recepción oficialmente.

**ARTÍCULO 307.** Solicitud mensual de las asignaciones de fondos a la Dirección de Tesorería. Con la finalidad de mantener una eficiente programación de caja, las entidades subsidiadas solicitarán a la Dirección General de Tesorería mensualmente la asignación de fondos para hacerle frente a los pagos durante el mes correspondiente, compatibilizando la asignación del subsidio con la programación de caja de la Dirección General de Tesorería. Para dar cumplimiento a esta disposición, las entidades subsidiadas deberán presentar a la Dirección General de Tesorería y a la Dirección de Presupuesto de la Nación el flujo de caja mensualizado, a más tardar en el mes de diciembre de la presente vigencia fiscal, y las actualizaciones del flujo, al final de cada mes.

## SECCIÓN 4.ª
## MODIFICACIONES AL PRESUPUESTO

**ARTÍCULO 308.** Traslado de partida. El traslado de partida es la transferencia de recursos en las partidas del Presupuesto, con saldo disponible de fondos o sin utilizar, a otras que se hayan quedado con saldos insuficientes o que no tengan asignación presupuestaria.

Los traslados de partidas serán tramitados como tales a partir del 1 de febrero y hasta el 15 de noviembre; no obstante, podrán realizarse en cualquier época del año en el caso de obras de inversiones y gastos para la atención de servicios sociales.

Las instituciones públicas presentarán las solicitudes de traslados de saldos disponibles de fondos entre las partidas presupuestarias y de los ahorros comprobados en la ejecución presupuestaria debidamente autorizadas por el representante legal de la entidad, o quien él designe, al Ministerio de Economía y Finanzas, que previa verificación de la efectiva disponibilidad de saldos no comprometidos tramitará o no la correspondiente solicitud. Los traslados de partidas de doscientos mil balboas (B/. 200,000.00) o más se remitirán a la Comisión de Presupuesto de la Asamblea Nacional para su aprobación o rechazo. Una vez aprobados mediante resolución por la Comisión de Presupuesto de la Asamblea Nacional, el Ministerio de Economía y Finanzas incorporará esta aplicación al Sistema Informático aprobado por el Ministerio de Economía y Finanzas y notificará a la entidad. Si la Comisión no realiza ninguna actuación dentro de los veintiún días calendario siguientes al recibo de la solicitud, se entenderá que ha sido aprobada la modificación correspondiente. Si, por el

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contrario, la Comisión de Presupuesto de la Asamblea Nacional realiza algún tipo de actuación con respecto a la solicitud de traslado, se suspende el término, y se comunicará a la Dirección de Presupuesto de la Nación del Ministerio de Economía y Finanzas y a la entidad solicitante, hasta que la entidad solicitante realice sustentación ante la Comisión, que la aprobará o la rechazará.

Las entidades públicas podrán realizar en forma expedita los traslados de partidas menores de la suma de doscientos mil balboas (B/. 200,000.00), que podrán ser tramitados, realizados y autorizados por estas, y remitidos dentro de los primeros veinte días de cada mes, para su información a la Comisión de Presupuesto y al Ministerio de Economía y Finanzas. Esta Comisión podrá hacer las citaciones a las instituciones solicitantes, cuando considere necesario requerir una sustentación de estos traslados. Para dar cumplimiento a esta disposición, la Dirección Nacional de Contabilidad parametrizará en el Sistema Informático lo señalado en el artículo anterior, sobre las limitaciones a los traslados de partidas, para mantener controles correspondientes, de tal manera que se cumpla con las disposiciones que establece la Ley 34 de 2008, de Responsabilidad Social Fiscal, la Ley 38 de 2012, que crea el Fondo de Ahorro de Panamá, y las reformas a dichas legislaciones establecidas por Ley 51 de 2018.

**PARÁGRAFO 1.** En los casos de emergencia nacional declarada por el Consejo de Gabinete, mediante resolución, se faculta al Órgano Ejecutivo, a través del Ministerio de Economía y Finanzas, para realizar traslados de partidas con el fin de hacerle frente a dicha emergencia, por un monto de hasta un millón de balboas (B/. 1,000,000.00) y en cumplimiento con la Ley 34 de 2008, de Responsabilidad Social Fiscal. La documentación correspondiente se remitirá a la Comisión de Presupuesto de la Asamblea Nacional para su conocimiento. Esta Comisión podrá citar a las instituciones solicitantes cuando considere necesario requerir una sustentación de estos traslados. La institución beneficiada deberá presentar en treinta días calendario, concluida su ejecución, toda la documentación sobre el uso de estos fondos a la Comisión de Presupuesto.

**PARÁGRAFO 2.** No se podrá dividir la asignación presupuestaria del objeto de gasto de la partida presupuestaria en partes o grupos, con el fin de que el monto objeto del traslado no alcance los doscientos mil balboas (B/. 200,000.00).

**ARTÍCULO 309.** Limitaciones a los traslados de partidas. Las solicitudes de traslados de saldos de las partidas de gastos deberán ajustarse a las normas siguientes:

1. Los saldos de ahorros comprobados de las partidas de servicios básicos y de contribuciones a la seguridad social solamente se podrán utilizar para reforzar objetos de gastos entre sí, o sea, entre servicios básicos y entre contribuciones a la seguridad social y sus correspondientes créditos reconocidos o vigencias expiradas.

2. Los saldos de ahorros comprobados de la partida de sueldos fijos solamente se podrán utilizar para reforzar objetos de gastos dentro del grupo de servicios personales, indemnizaciones laborales (612), medicamentos (244), insumos médico-quirúrgicos (que abarca los siguientes objetos de gastos: 274, 276, 277 y 278 del Ministerio de

Salud, el Instituto Conmemorativo Gorgas de Estudios de la Salud y la Caja de Seguro Social) y partidas de inversión.

3. Los saldos de las partidas de gastos de funcionamiento podrán ser trasladados entre sí, con excepción de alimentos para consumo humano, de cuotas a organismos internacionales y del Servicio de la Deuda Pública. En caso de que se identifiquen ahorros comprobados en estos objetos de gastos, serán verificados por el Ministerio de Economía y Finanzas.

4. Los saldos de las partidas de funcionamiento podrán reforzar proyectos de inversión; no obstante, las partidas de inversión no podrán trasladarse para reforzar partidas de funcionamiento.

5. Los saldos de las partidas de inversiones podrán trasladarse entre sí.

6. La cancelación o posposición de proyectos de inversión presupuestados en la vigencia podrán reforzar otros proyectos con partidas insuficientes o crear nuevos proyectos de inversión.

7. Se prohíbe trasladar saldos disponibles para reforzar las partidas del objeto del gasto codificadas en el grupo de Asignaciones Globales, con excepción de los Gastos del Servicio Exterior, de Emergencias Nacionales y Reservas para Contingencias.

**ARTÍCULO 310.** Créditos adicionales. Los créditos adicionales son los que aumentan el monto del Presupuesto General del Estado y se dividen en dos clases: extraordinarios y suplementarios. Los extraordinarios son los que se aprueban con el fin de atender causas imprevistas y urgentes, así como los gastos que demanden la creación de un servicio y/o proyecto no previsto en el Presupuesto. Los suplementarios son los destinados a proveer la insuficiencia en las partidas existentes en el Presupuesto.

**ARTÍCULO 311.** Viabilidad de los créditos adicionales. Los créditos adicionales serán viables cuando exista un superávit o excedente real comparado contra el Presupuesto de Ingresos, cuando exista un ingreso que no haya sido incluido en el Presupuesto o cuando se cree uno nuevo.

Dichas solicitudes de créditos adicionales se tramitarán de acuerdo con los niveles de ejecución de los programas, las actividades y los proyectos demostrados por las entidades solicitantes.

**ARTÍCULO 312.** Plazos para los créditos adicionales. Los créditos adicionales que se generen en las instituciones públicas se solicitarán al Órgano Ejecutivo, a través del Ministerio de Economía y Finanzas, acompañados de una justificación que permita a este Ministerio realizar un análisis evaluativo de su viabilidad. En el caso de las entidades del Sector Descentralizado, se deberá incluir la resolución de aprobación de la respectiva junta directiva. Las solicitudes se podrán presentar entre el 1 de febrero y el 30 de octubre del año de la vigencia del Presupuesto, al Ministerio de Economía y Finanzas, y a la Comisión de Presupuesto de la Asamblea Nacional hasta el 15 de noviembre, a fin de ser votadas por esta, siempre que cumplan con lo dispuesto en el artículo anterior, así como con las disposiciones que establece la Ley 34 de 2008, de Responsabilidad Social Fiscal, la Ley 38 de 2012, que crea el Fondo de Ahorro de Panamá, y las reformas a dichas legislaciones establecidas por Ley 51 de 2018.

El Consejo Económico Nacional y el Consejo de Gabinete, según lo que corresponda, por solicitud expresa del presidente de la República, estarán facultados para considerar créditos adicionales fuera de los periodos establecidos en este artículo, y la Comisión de Presupuesto de la Asamblea Nacional estará facultada para darles el trámite correspondiente.

**ARTÍCULO 313.** Procedimiento de los créditos adicionales. Las instituciones públicas presentarán las solicitudes de créditos adicionales al Ministerio de Economía y Finanzas, el cual elaborará el proyecto de resolución.

Cuando el proyecto de resolución recomendado no exceda un monto de tres millones de balboas (B/. 3,000,000.00), será remitido al Consejo Económico Nacional para su aprobación y, posteriormente, junto con el informe sobre la viabilidad financiera y la conveniencia de la Contraloría General de la República, se someterá a la aprobación final de la Comisión de Presupuesto de la Asamblea Nacional. Cuando el proyecto de resolución recomendado exceda un monto de tres millones de balboas (B/. 3,000,000.00), se remitirá al Consejo Económico Nacional para que emita su opinión favorable o no; posteriormente, junto con el informe favorable sobre la viabilidad financiera y la conveniencia de la Contraloría General de la República, será remitido para la aprobación del Consejo de Gabinete, que lo remitirá a la Comisión de Presupuesto de la Asamblea Nacional para su aprobación o rechazo.

La Contraloría General de la República deberá pronunciarse por escrito sobre la viabilidad financiera y la conveniencia, en un plazo no mayor de quince días hábiles, contado desde la fecha en que recibe la documentación enviada por el Ministerio de Economía y Finanzas.

**ARTÍCULO 314.** Modificaciones presupuestarias entre instituciones. El Ministerio de Economía y Finanzas podrá tramitar modificaciones al Presupuesto General del Estado, a través de la Dirección de Presupuesto de la Nación, por medio de la reducción del monto de una o más instituciones, con el propósito de incrementar la asignación presupuestaria de otra u otras, mediante el procedimiento de traslado de partidas interinstitucional, tomando en cuenta la disponibilidad presupuestaria o por la baja ejecución de las entidades de acuerdo con lo previsto en el artículo 257.

**ARTÍCULO 315.** Modificación a la estructura de puestos mediante resolución. Las modificaciones a la estructura de puestos que requieran las instituciones públicas deberán ser solicitadas, a partir del 1 de febrero hasta el 15 de septiembre, al Ministerio de Economía y Finanzas para su evaluación y registro. Igualmente, las solicitudes de modificaciones debidamente autorizadas por el representante legal o en quien él delegue, a fin de eliminar posiciones vacantes, crear posiciones nuevas, modificar posiciones existentes y asignar dietas y sobresueldos debidamente autorizados. El Ministerio de Economía y Finanzas,

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posteriormente, enviará a la Comisión de Presupuesto de la Asamblea Nacional la documentación correspondiente para su conocimiento.

El monto de los aumentos y de las creaciones establecidas en los cambios de la estructura de puestos solo podrá ser financiado mediante la disminución y eliminación de puestos.

Todos los cambios no podrán tener efectividad retroactiva anterior al 1 de febrero, salvo los casos establecidos por ley.

Cuando la modificación a la estructura de puestos solicitada conlleva un traslado de partida, este podrá ser tramitado simultáneamente con la solicitud de modificación. Este traslado de partida deberá contemplar los montos correspondientes a las contribuciones a la seguridad social y el XIII mes que corresponda.

## CAPÍTULO III
## SEGUIMIENTO Y EVALUACIÓN DEL PRESUPUESTO

**ARTÍCULO 316.** <u>Seguimiento y evaluación</u>. Seguimiento es verificar si la ejecución del Presupuesto se está realizando de acuerdo con los planes, programas, proyectos y decisiones, así como identificar problemas y solucionarlos. Evaluación es verificar si los resultados obtenidos y logros alcanzados han sido oportunos y a costos razonables, y reajustar los programas si es indispensable.

**ARTÍCULO 317.** <u>Procedimiento</u>. El Ministerio de Economía y Finanzas realizará el seguimiento y la evaluación de los programas, actividades y proyectos incluidos en el Presupuesto General del Estado para asegurar que su avance físico, presupuestario y financiero corresponda a lo previsto.

En caso de determinarse atraso en los calendarios de ejecución preparados por las propias instituciones ejecutoras, el Ministerio de Economía y Finanzas podrá retener los pagos, con base en las asignaciones mensuales establecidas, hasta que se solucionen los problemas que obstaculizan la ejecución del Presupuesto.

El Ministerio de Economía y Finanzas dará seguimiento a la ejecución financiera y presupuestaria del Sector Público y, si en cualquier época del año considera fundadamente que el total de los ingresos disponibles pueda ser inferior al total de los gastos autorizados en el Presupuesto General del Estado, junto con la Contraloría General de la República, presentará un plan de contención del gasto público al Consejo de Gabinete para su aprobación; no obstante, se comunicará a la Comisión de Presupuesto de la Asamblea Nacional para su conocimiento.

El Ministerio de Economía y Finanzas también podrá presentar al Órgano Ejecutivo un plan de reducción del gasto público, cuando en cualquier época del año los ingresos efectivamente recaudados sean inferiores a los presupuestados y no exista previsión para solventar tal condición. Este plan será sometido a la aprobación del Consejo de Gabinete y a la Comisión de Presupuesto de la Asamblea Nacional para la correspondiente modificación del Presupuesto General del Estado.

**PARÁGRAFO.** En el año fiscal en que se lleve a cabo elecciones generales, el presupuesto del Tribunal Electoral queda exceptuado de la aplicación de esta norma restrictiva. Durante este periodo, el Tribunal Electoral tendrá siempre a su disposición las partidas que le hubieran sido aprobadas en el Presupuesto General del Estado.

**ARTÍCULO 318.** Plazos e informes. Las instituciones públicas y las empresas que generen ingresos y aportes al Fisco remitirán al Ministerio de Economía y Finanzas, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional, dentro de los primeros veinte días de cada mes, un informe que muestre la ejecución presupuestaria con todos los detalles que sean solicitados, especialmente la información referente a sus ingresos, gastos, inversiones, deuda pública, flujo de caja, gestión administrativa, indicadores de gestión, logros programáticos y volúmenes de trabajo. En adición y dentro de los primeros veinte días del vencimiento de cada trimestre, presentarán a estas instituciones una copia de sus estados financieros. Además, durante los veinte primeros días de cada mes, deberán remitir a la Dirección de Programación de Inversiones del Ministerio de Economía y Finanzas un informe con el porcentaje de ejecución física de los Proyectos de Inversión. Al igual, se deberá remitir copia idéntica de dicho informe a la Comisión de Presupuesto de la Asamblea Nacional, con el fin de permitir un mayor control de la fiscalización de la ejecución presupuestaria, en cumplimiento del deber legal en este aspecto.

Las empresas mixtas que generen ingresos y aportes al Fisco deberán presentar estados financieros no auditados trimestrales y estados financieros auditados anuales. Dichas empresas tendrán un plazo de sesenta días después de terminado cada trimestre, y de ciento veinte días después de terminado el año fiscal para su presentación al Ministerio de Economía y Finanzas y a la Comisión de Presupuesto de la Asamblea Nacional.

Con base en lo anterior, el Ministerio de Economía y Finanzas, junto con la Contraloría General de la República, presentará a la Presidencia de la República y a la Comisión de Presupuesto de la Asamblea Nacional un informe semestral analítico consolidado sobre la Ejecución Presupuestaria del Sector Público dentro de los cuarenta y cinco días siguientes a la terminación del semestre correspondiente. El Ministerio de Economía y Finanzas presentará el informe semestral de Ejecución Física y Financiera de las Inversiones del Sector Público, que incluye las inversiones financiadas por el Fondo de Ahorro de Panamá. La ejecución presupuestaria de los egresos o gastos deberá reflejar los compromisos registrados en la contabilidad presupuestaria a la fecha de presentación del informe, ajustados los gastos contingentes que se haya comprometido.

En el caso de fideicomisos del Estado, el fiduciario presentará al fideicomitente los informes que determine el respectivo documento contractual, con la periodicidad establecida. A su vez, el fideicomitente entregará copias de esos informes a la Contraloría General de la República y al Ministerio de Economía y Finanzas, para su conocimiento, así como cualquier requerimiento de información relacionada con los fideicomisos.

La Contraloría General de la República presentará al Órgano Ejecutivo y al Órgano Legislativo un informe trimestral sobre el estado financiero de la Administración Pública, sin perjuicio de hacerlo con mayor frecuencia cuando las circunstancias lo ameriten o cuando le sea requerido por cualquiera de estos. Por su parte, el Ministerio de Economía y Finanzas presentará semestralmente a la Comisión de Presupuesto de la Asamblea Nacional un informe sobre el estado de la Deuda Pública y su servicio, acatando las disposiciones que establece la Ley 51 de 2018, que reforma la Ley 34 de 2008, de Responsabilidad Social Fiscal y la Ley 38 de 2012, que crea el Fondo de Ahorro de Panamá. Estos informes se presentarán dentro de los cuarenta y cinco días siguientes a la terminación del siguiente trimestre. La Comisión de Presupuesto de la Asamblea Nacional, en cumplimiento de las facultades que le concede el artículo 271 de la Constitución Política de la República a dicho Órgano del Estado, podrá solicitar los mencionados informes para proceder a atender las vistas presupuestarias correspondientes al Presupuesto General del Estado para la vigencia fiscal siguiente.

## CAPÍTULO IV
## CIERRE Y LIQUIDACIÓN DEL PRESUPUESTO

**ARTÍCULO 319.** Cierre presupuestario. Cierre es la finalización de la vigencia presupuestaria anual después de la cual no se registra recaudación de ingresos ni se realiza compromiso de gastos con cargo al Presupuesto clausurado. El cierre se realizará el 31 de diciembre de cada año.

El Ministerio de Economía y Finanzas presentará el informe de cierre a la Comisión de Presupuesto de la Asamblea Nacional para analizar el cumplimiento en la ejecución del Presupuesto General del Estado, a más tardar dentro de los sesenta días siguientes al cierre fiscal.

**ARTÍCULO 320.** Reserva de caja. Con el propósito de facilitar el cierre del Presupuesto, las instituciones públicas deberán solicitar al Ministerio de Economía y Finanzas reservas de caja de los compromisos devengados existentes al 31 de diciembre, estos deben ser pagados a más tardar el último día laborable del mes de abril del siguiente año.

Para el caso de proyectos o cuentas que cubren más de una vigencia, las instituciones deberán incluir en las solicitudes de reserva solamente los compromisos a pagar durante el año de la vigencia presupuestaria.

**ARTÍCULO 321.** Liquidación presupuestaria. Liquidación es el conocimiento de los resultados de la ejecución presupuestaria de la situación financiera del Sector Público. La liquidación del Presupuesto de la vigencia corriente se realizará hasta el 30 de abril del año posterior.

Corresponde al Ministerio de Economía y Finanzas, coordinadamente con la Contraloría General de la República, efectuar los ajustes que permitan realizar la liquidación del Presupuesto General del Estado, con base en los informes presentados por las entidades públicas y en la información proporcionada por la contabilidad gubernamental.

**ARTÍCULO 322.** Saldo en caja y banco libre. El saldo en caja y banco libre es la disponibilidad financiera de recursos menos las reservas de caja autorizadas por el Ministerio de Economía y Finanzas.

**ARTÍCULO 323.** Uso del saldo en caja y banco disponible. El uso del saldo en caja y banco disponible de la vigencia corriente deberá incorporarse mediante crédito adicional al Presupuesto, siempre que no esté presupuestado por la entidad.

El saldo en caja y banco de vigencias anteriores no se considera ingreso corriente y su uso podrá ser autorizado por el Ministerio de Economía y Finanzas previa evaluación de su incidencia en el Balance Fiscal. Para tal fin, se tomarán en cuenta los niveles de ejecución de las entidades que conforman el Sector Público No Financiero.

**ARTÍCULO 324.** Saldos bancarios disponibles no devengados. Si al final del ejercicio fiscal las entidades de Gobierno Central y Sector Descentralizado subsidiado mantienen saldos bancarios disponibles no devengados, deberán reintegrarlos a la Cuenta Única del Tesoro, a más tardar el último día hábil del mes de abril. En caso de que no se cumpla con esta disposición, el Ministerio de Economía y Finanzas ordenará mediante nota al Banco Nacional de Panamá y/o la Caja de Ahorros, según sea el caso, el reintegro de estos recursos a la Cuenta Única del Tesoro. Aquellas entidades no subsidiadas deberán presentar su estado de cuenta bancaria junto con un detalle de los compromisos y pagos a realizar con este saldo. La diferencia pasará a la Cuenta Única del Tesoro, previa evaluación del Ministerio de Economía y Finanzas.

Los saldos en caja y banco producto de tasas y derechos de las Entidades Descentralizadas, que cobran a sus usuarios y no son utilizados durante las vigencias fiscales correspondientes, pasarán a la Cuenta Única del Tesoro.

**ARTÍCULO 325.** Excedentes de caja y banco. Los excedentes de caja y banco resultantes de asignaciones presupuestarias no comprometidas al 31 de diciembre por las entidades públicas no podrán ser utilizados para financiar gastos adicionales no incluidos en el presupuesto de la vigencia fiscal siguiente.

**ARTÍCULO 326.** Registro de los gastos devengados por alquileres y servicios básicos. Se autoriza el registro devengado de la obligación con base en el promedio de los últimos tres meses recibidos hasta completar los meses para cerrar el año fiscal. De existir diferencias a favor o en contra, se realizarán los ajustes correspondientes.

Con respecto a los alquileres, el registro del devengado se realizará con base en el canon de arrendamiento del contrato pactado. En caso del cierre fiscal y que no se haya recibido la facturación, quedan sin efecto los registros correspondientes.

## CAPÍTULO V
## DISPOSICIONES VARIAS

**ARTÍCULO 327.** Tope Presupuestario. El Ministerio de Economía y Finanzas, basado en las proyecciones fiscales, fijará los límites de gastos presupuestarios a cada entidad pública y lo comunicará oportunamente para la vigencia fiscal 2020. Para estos efectos, el Ministerio de Economía y Finanzas, tomará en cuenta las disposiciones de la Ley 51 de 2018, que reforma la Ley 34 de 2008, de Responsabilidad Social Fiscal, y la Ley 38 de 2012, que crea el Fondo de Ahorro de Panamá, de tal forma que se aseguren una política fiscal prudente y un endeudamiento público sostenible.

**ARTÍCULO 328.** Presentación de anteproyecto de presupuesto. Las instituciones públicas presentarán al Ministerio de Economía y Finanzas su anteproyecto de presupuesto para cada vigencia fiscal, a más tardar el 30 de abril de cada año. En el caso de los proyectos de inversión deberán contar con el registro correspondiente en el Banco de Proyectos del Sistema de Inversiones Públicas ~SINIP~.

El anteproyecto de presupuesto deberá incluir los indicadores de gestión, los objetivos y metas programáticas e institucionales vinculados con los recursos al Plan Estratégico de Gobierno, así como las proyecciones de ingresos y gastos de funcionamiento e inversión, anual y a mediano plazo, para un periodo no menor de tres años adicionales.

A las entidades que no cumplan con esta disposición, se les tomará como anteproyecto la cifra preliminar que presenta el Ministerio de Economía y Finanzas a través de la Dirección de Presupuesto de la Nación.

**ARTÍCULO 329.** Modificación a la estructura programática. Las instituciones públicas podrán solicitar al Ministerio de Economía y Finanzas, a partir del 15 de enero hasta el 30 de marzo, modificaciones a su estructura programática, a través de la Dirección de Presupuesto de la Nación, que las evaluará y recomendará.

**ARTÍCULO 330.** Traslados de funcionarios entre entidades del Estado. Del 15 de enero hasta el 30 de junio el servidor público nombrado para prestar servicios en una entidad del Estado, que es requerido por otra, podrá ser transferido a esta última mediante la solicitud formulada al Ministerio de Economía y Finanzas por la institución interesada, la aceptación de la institución que hizo el nombramiento y el consentimiento del funcionario afectado. El Ministerio de Economía y Finanzas preparará la resolución ejecutiva correspondiente con el detalle de las afectaciones presupuestarias y, una vez aprobada, comunicará la acción a las entidades involucradas y a la Contraloría General de la República. La ejecución de esta decisión requerirá únicamente de la aprobación del presidente de la República y del acta de inicio de labores correspondiente.

**ARTÍCULO 331.** Autorización para descuentos mensuales de las cuentas corrientes de las instituciones. Se autoriza al Ministerio de Economía y Finanzas, a través de la Dirección

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General de Tesorería, para que instruya al Banco Nacional de Panamá a descontar mensualmente de las cuentas corrientes de las instituciones públicas las sumas de dinero correspondientes a su cuenta de consumo de servicios básicos (agua, teléfono, aseo y energía eléctrica), contribuciones a la seguridad social y aportes al Gobierno Central.

Se incluyen en esta disposición las transferencias o aportes a favor de instituciones públicas, consignadas en los presupuestos de las instituciones receptoras como parte de sus ingresos, así como las establecidas por leyes especiales.

**ARTÍCULO 332.** Compensación de créditos y débitos entre instituciones públicas. Se autoriza la compensación de créditos a favor y deudas a cargo del Gobierno Central, entre este y las entidades del Sector Descentralizado, y de estas entre sí. La autorización para la compensación en referencia estará a cargo del Órgano Ejecutivo a través del Consejo de Gabinete. Para hacer efectiva esta disposición, deberá cumplirse con los mecanismos presupuestarios correspondientes.

Para los efectos de cumplir con los trámites de compensación antes señalados, el Ministerio de Economía y Finanzas, junto con las entidades afectadas y la Contraloría General de la República, acordará el procedimiento apropiado para los ajustes y registros necesarios. Este procedimiento deberá ser notificado a la Comisión de Presupuesto de la Asamblea Nacional.

**ARTÍCULO 333.** Informe sobre políticas y sistema salarial. Con el propósito de conformar una base de datos central del sistema presupuestario y salarial, todas las entidades que componen el Sector Público deberán remitir mensualmente al Ministerio de Economía y Finanzas y a la Comisión de Presupuesto de la Asamblea Nacional copias de sus respectivos sistemas de planilla con la información siguiente:

1. Datos básicos individuales de cada funcionario.
2. Clase ocupacional a la que pertenece el funcionario.
3. Carrera y régimen al que pertenece.
4. Unidad organizativa a la que pertenece.
5. Clasificación presupuestaria programática del cargo.
6. Conceptos e importes pagados según la planilla.
7. Estructura de la entidad.
8. Vacantes.

**ARTÍCULO 334.** Manual de organización y funciones. Las instituciones del Sector Público actualizarán su Manual de Organización y Funciones Institucional, según los lineamientos y la metodología adoptada por el Ministerio de Economía y Finanzas, aplicando los niveles funcionales y jerárquicos establecidos legalmente.

El Manual de Organización y Funciones autorizado por la instancia rectora, será adoptado por la entidad a través de resolución institucional y ambos documentos deberán ser publicados en Gaceta Oficial. La entidad procederá a elaborar el Manual de Procesos y mapa de procesos (según las funciones de cada unidad administrativa), generando el Manual de

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Procedimientos sobre el cual funcionarán las dependencias oficiales, de acuerdo con lo indicado en la Constitución Política.

La actualización del Manual de Organización será adoptada para la elaboración de los siguientes presupuestos.

**ARTÍCULO 335.** Manual de Clases Ocupacionales. Las instituciones del Sector Público deberán actualizar sus respectivos manuales institucionales de Clases Ocupacionales, según la metodología de la Dirección General de Carrera Administrativa para atender lo dispuesto en el artículo 306 de la Constitución Política, relativo al Manual de Clasificación de Puestos en las dependencias oficiales.

La actualización del Manual será adoptada para la elaboración de los siguientes presupuestos.

**ARTÍCULO 336.** Modificación a la estructura organizativa de las entidades públicas. Las instituciones del Sector Público solicitarán al Ministerio de Economía y Finanzas toda modificación para la creación, eliminación y/o cambio de denominación que requiera su estructura organizativa, a través del Departamento de Organización del Estado de la Dirección de Presupuesto de la Nación, que analizará, evaluará y autorizará los cambios a la estructura organizativa de acuerdo con los criterios y lineamientos establecidos por el ente rector, para cumplir con los fines institucionales.

La propuesta de modificación de estructura organizacional reflejará la adecuación de las unidades para la prestación de servicios públicos a los usuarios externos e internos, sobre la base de cambios orientados a la mejora continua de los procesos en la prestación de servicios de calidad para la satisfacción de los ciudadanos o usuarios, y al logro de la gestión estratégica, así como a mejorar la productividad, la eficiencia y la simplificación de procesos en la prestación de los servicios, que coadyuven a la optimización de los recursos del Estado.

**ARTÍCULO 337.** Derechos reconocidos en las carreras públicas. Las instituciones públicas deben establecer en cada anteproyecto de presupuesto los montos necesarios para cubrir los derechos reconocidos a los servidores públicos amparados según las disposiciones que establecen en las distintas carreras públicas.

**ARTÍCULO 338.** Control Previo. Para los efectos de esta Ley, se entiende por Control Previo la fiscalización y el análisis de las actuaciones administrativas que afectan o puedan afectar un patrimonio público, antes de que tal afectación se produzca, a fin de lograr que se realicen con corrección y dentro de los marcos legales. Para tal fin, la Contraloría General de la República, a través del funcionario que la represente, consignará su conformidad con el acto de manejo mediante su refrendo, una vez se compruebe que cumple con los requisitos legales necesarios, cumpliendo con el deber de salvaguardar los intereses del Estado y en apego a la Constitución Política y a la Ley 32 de 1984, Orgánica de la Contraloría General de la República. Por el contrario, cuando medien razones jurídicas objetivas que ameriten la oposición de la Contraloría General a que el acto se emita, el representante de dicha institución improbará el acto por escrito e indicará al funcionario u organismo encargado de emitirlo las razones en las que se funda tal improbación. El refrendo a que se refiere este artículo puede hacerse vía electrónica.

Este Control se aplicará en los contratos y actos públicos, de conformidad con la legislación correspondiente.

**ARTÍCULO 339.** Ejercicio de control interno por las instituciones. En apoyo a las tareas de ejecución, el control interno y externo, el seguimiento y la evaluación del Presupuesto, sin perjuicio de las facultades fiscalizadoras de la Contraloría General de la República, cada institución incluida en el ámbito de aplicación previsto en el artículo 255 establecerá una estructura de control interno aplicable al área de presupuesto y verificará el cumplimiento para garantizar el logro de los objetivos y metas institucionales en términos de economía, eficiencia y efectividad.

**ARTÍCULO 340.** Saldo de vigencia de seguro educativo. La Contraloría General de la República, según lo establecido en la Ley 49 de 2002, que modifica artículos del Decreto de Gabinete 168 de 1971, sobre el Seguro Educativo, modificado por las Leyes 13 y 16 de 1987, deberá certificar, a más tardar el 15 de enero del año 2019, sobre el excedente del Seguro Educativo existente al Ministerio de Economía y Finanzas y al Ministerio de Educación, para que puedan proceder a incluir dichas sumas en el Presupuesto y para los fines propuestos por la Ley 49 de 2002.

**ARTÍCULO 341.** Afectaciones presupuestarias. Todas las afectaciones presupuestarias que realicen las instituciones públicas deberán ser imputadas a los objetos de gastos establecidos en el Manual de Clasificaciones Presupuestarias del Gasto Público, autorizado por el Ministerio de Economía y Finanzas.

**ARTÍCULO 342.** Aplicación de las normas. Se autoriza al Ministerio de Economía y Finanzas y a la Contraloría General de la República para que, mediante instructivos, circulares y cualquiera otra forma de comunicación que estimen apropiada, instruyan a las instituciones públicas sobre la correcta aplicación de las Normas Generales de Administración Presupuestaria. Dichas comunicaciones serán remitidas igualmente a la Comisión de Presupuesto de la Asamblea Nacional para su conocimiento.

**ARTÍCULO 343.** Otros Servicios Personales (089). El concepto de gastos por Otros Servicios Personales no aplica dentro de los gastos por Servicios Especiales. En consecuencia, la lista correspondiente al grupo de gastos por Otros Servicios Personales deberá ser remitida a la Dirección de Presupuesto del Ministerio de Economía y Finanzas, solo para su conocimiento, y una copia de esta, a la Contraloría General de la República para su fiscalización y control en la Planilla del Estado.

**ARTÍCULO 344.** Empresas de Servicios Públicos. Las empresas Metro de Panamá, S.A., y sus subsidiarias, el Instituto de Acueductos y Alcantarillados Nacionales, la Empresa de Transmisión Eléctrica, S.A., la Autoridad de Aseo Urbano y Domiciliario y el Aeropuerto Internacional de Tocumen, S.A. estarán exceptuados de la aplicación de la Ley 22 de 2006, sobre contrataciones públicas, para la adquisición de servicios, insumos, mantenimientos, equipos y repuestos necesarios para mantener el servicio público, siempre que el monto de la contratación sea inferior a la suma de un millón de balboas (B/.1,000,000.00). Para acogerse a lo dispuesto en este artículo, la junta directiva de cada una de las instituciones y empresas públicas deberá emitir una lista con los servicios, insumos, mantenimientos, equipos y repuestos, y adoptar un reglamento especial de contratación, el cual será aprobado por la Contraloría General de la República.

**ARTÍCULO 345.** Identificación de obras de inversión. El Órgano Ejecutivo identificará en el Proyecto de Ley del Presupuesto General del Estado para la vigencia fiscal 2020 las obras de inversión que se realizan con los aportes de la Autoridad del Canal de Panamá.

**ARTÍCULO 346.** Clasificación Sectorial Institucional del Sector Público. Con la finalidad de promover una organización eficaz del gasto público y un ejercicio presupuestario eficiente, que permita identificar a las entidades encargadas del desarrollo y aplicación de las políticas públicas, se ha elaborado el documento Clasificación Sectorial Institucional del Sector Público, el cual tiene por objeto agrupar a las entidades públicas por sector de actividad, regido por el ministro sectorial, a fin de que exista un mayor grado de coordinación, eficacia y eficiencia en la administración del Sector Público, con la coordinación y el apoyo del Ministerio de Economía y Finanzas, para alcanzar el adecuado funcionamiento del conjunto de instituciones públicas que integran el sector de actividad, de acuerdo con las disposiciones legales vigentes que crean las entidades.

**ARTÍCULO 347.** Responsabilidad de la actualización de las técnicas utilizadas y transferencia de conocimientos en Administración Presupuestaria del Sector Público. La Administración Presupuestaria se adecuará a las innovaciones y estándares internacionales, encaminada al avance de los objetivos claves de modernización y procesos de desarrollo del país, integrando técnicas modernas y metodologías en el proceso presupuestario para conformar la estructura programática del Presupuesto, adoptando gradualmente metas e indicadores en los programas presupuestarios, de manera que se pueda realizar el seguimiento de los resultados y la evaluación de la efectividad y eficacia del gasto público. La Dirección de Presupuesto de la Nación, como organismo técnico rector en la materia, tendrá la responsabilidad de implementar mecanismos, manuales y guías técnicas para mantener al personal del Sector Público dedicado al proceso presupuestario en su conjunto, debidamente actualizado y capacitado con nuevos conocimientos y habilidades, para el mejor desempeño de la gestión en todas las entidades del Sector Público. La transferencia de conocimientos se establecerá mediante seminarios, talleres, charlas o su instrumentación, a través de convenios con organismos nacionales e internacionales de los cuales es parte, u otras modalidades aprovechando las tecnologías de información y comunicación.

**ARTÍCULO 348.** Obligatoriedad. Los proyectos de inversión presupuestados para el año 2019 son de obligatorio cumplimiento en su realización y ejecución.

**ARTÍCULO 349.** Vigencia. Esta Ley comenzará a regir el 1 de enero de 2019.

**COMUNÍQUESE Y CÚMPLASE.**

Proyecto 659 de 2018 aprobado en tercer debate en el Palacio Justo Arosemena, ciudad de Panamá, a los cinco días del mes de diciembre del año dos mil dieciocho.

La Presidenta,



Yanibel Abrego S.

El Secretario General,



Franz O. Wever Z.

ÓRGANO EJECUTIVO NACIONAL. PRESIDENCIA DE LA REPÚBLICA PANAMÁ, REPÚBLICA DE PANAMÁ, *13* DE *DICIEMBRE* DE 2018.

JUAN CARLOS VARELA R.
Presidente de la República

EYDA VARELA DE CHINCHILLA
Ministra de Economía y Finanzas